Exhibit 2.1

EXECUTION VERSION

TRANSACTION AGREEMENT

dated as of

October 30, 2022

among

EMERSON ELECTRIC CO.,

BCP EMERALD AGGREGATOR L.P.,

EMERALD DEBT MERGER SUB L.L.C.

and

EMERALD JV HOLDINGS L.P.

TABLE OF CONTENTS

Section 6.08 . Tax Sharing Agreements	136
Section 6.09 . Ruby and JV NewCo Covenants	136
Section 6.10 . Intended U.S. Tax Treatment	137
Section 6.11 . Valuation/Tax Characterization of Intangibles	138
Section 6.12 . Survival	139
Article 7 Employee Matters
Section 7.01 . Emerald Entity Business Employees, Deferred Entity Business Employees, Offer Business Employees, Deferred Offer Business Employees and Inactive Employees	139
Section 7.02 . Automatic Transfer Business Employees	140
Section 7.03 . Maintenance of Terms and Conditions	140
Section 7.04 . U.S. Defined Contribution Plans	141
Section 7.05 . U.S. Defined Benefit Plans	142
Section 7.06 . International Retirement Plans	142
Section 7.07 . Service Credit	143
Section 7.08 . Welfare Plans	143
Section 7.09 . Pre-Existing Conditions and Co-Payments	144
Section 7.10 . Severance	144
Section 7.11 . Workers’ Compensation	145
Section 7.12 . Labor Agreements	145
Section 7.13 . Assumption of Assumed Benefit Plans	146
Section 7.14 . Cash Incentives	146
Section 7.15 . Employee Communications	147
Section 7.16 . No Third Party Beneficiaries	147
Section 7.17 . Cooperation	147
Section 7.18 . Clone or Mirror Benefit Plans	147
Section 7.19 . Restrictive Covenant Agreements	147
Section 7.20 . Equity Based Awards	148
Article 8 Conditions to Closing
Section 8.01 . Conditions to Obligations of Ruby and Emerson	148
Section 8.02 . Conditions to Obligation of Ruby	149
Section 8.03 . Conditions to Obligation of Emerson	150
Article 9 Survival; Indemnification
Section 9.01 . Survival of Representations, Warranties and Agreements	150
Section 9.02 . Indemnification	151

v

Schedules and Exhibits

DISCLOSURE SCHEDULE

SCHEDULE I	Accounting Policies
SCHEDULE II-A	Depiction of the Emerald Property
SCHEDULE II-B	Description of St. Louis County, Missouri Real Property
SCHEDULE III	Stand Up Costs
SCHEDULE IV	Tax Treatment of Post-Closing Payments
SCHEDULE V	Regulatory Matters

EXHIBIT A	Form of Transition Services Agreement
EXHIBIT B	Allocation Statement
EXHIBIT C	Master Step Plan
EXHIBIT D	Form of Common Interest Agreement
EXHIBIT E-1	Form of JV NewCo LP Agreement
EXHIBIT E-2	Form of JV NewCo GP LLC Agreement
EXHIBIT F	Form of Lease to Emerson
EXHIBIT G	Form of R&W Insurance Policy
EXHIBIT H	Seller Notes Term Sheet
EXHIBIT I	Forms of Foreign Transfer Agreements

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT (this “Agreement”) dated as of October 30, 2022, among Emerson Electric Co., a Missouri corporation (“Emerson”), BCP Emerald Aggregator L.P., a Delaware limited partnership (“Ruby”), Emerald Debt Merger Sub L.L.C., a Delaware limited liability company and wholly owned subsidiary of Ruby (“Debt Merger Sub”), and Emerald JV Holdings L.P., a Delaware limited partnership (“JV NewCo”).

W I T N E S S E T H :

WHEREAS, as of the date hereof, JV NewCo is a wholly-owned Subsidiary of Emerson;

WHEREAS, Emerson, together with its Subsidiaries (as defined below), owns and operates the Business (as defined below);

WHEREAS, Emerson and Ruby desire to jointly own JV NewCo, which will engage in the Business;

WHEREAS, in connection with the foregoing: (i) Emerson desires to consummate the Pre-Closing Restructuring, Closing Trigger Date Restructuring and the Seller Notes Issuance Steps (each as defined below), (ii) Emerson and Ruby desire to effect, or cause to be effected, the borrowing of the Required Debt Proceeds Amount (as defined below), and the distribution of the Debt-Financed Distribution Amount (as defined below), (iii) Emerson and the other Emerson Contributors desire to sell to Ruby, and Ruby desires to purchase, the Acquired JV NewCo Equity Interests (as defined below) from the applicable Emerson Contributors, (iv) Emerson and its applicable Retained Subsidiaries (as defined below) desire to sell, convey, contribute, distribute, transfer, assign and/or deliver, as applicable, to JV NewCo and/or its designated Subsidiaries, and JV NewCo desires to, or to cause one or more of its Subsidiaries to, purchase, accept, assume and acquire, as applicable, from Emerson or such Retained Subsidiaries, the Foreign Purchased Shares (as defined below), the Foreign Purchased Assets (as defined below) and the Foreign Assumed Liabilities (as defined below), and (v) Emerson and Ruby desire to effect, or cause to be effected, the other transactions described in Article 2 below, in each case of (i)-(v), upon the terms and subject to the conditions hereinafter set forth; and

WHEREAS, concurrently with the execution of this Agreement, and as an inducement to and condition of Emerson’s willingness to enter into this Agreement and the other Transaction Documents to which it is a party, Ruby is delivering to Emerson one or more limited guarantees of Blackstone Capital Partners VIII (LUX) AIV SCSp, Blackstone Capital Partners VIII (ONT) AIV L.P., Blackstone Capital Partners VIII AIV L.P., Blackstone Family Investment Partnership VIII - ESC L.P., Blackstone Family Investment Partnership VIII - SMD L.P. and BTAS NQ Holdings L.L.C., Platinum Falcon B 2018 RSC Limited and Stamford Bridge Investment Pte. Ltd. (each a “Sponsor” and collectively, the “Sponsors”), in favor of Emerson with respect to the performance by Ruby of certain of its obligations hereunder, duly executed by the Sponsors and dated as of the date hereof (the “Guarantee”).

NOW, THEREFORE, the parties hereto agree as follows:

Article 1
Definitions

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“1934 Act” means the Securities Exchange Act of 1934.

“Accounting Policies” means the accounting policies, principles, practices and methodologies, in each case, as set forth on Schedule I.

“Acquired JV NewCo Equity Interests” means (i) 100% of the issued and outstanding JV NewCo Preferred Units and (ii) the Ruby Common Percentage of the issued and outstanding JV NewCo Common Units, the proportion of that amount of such JV NewCo Common Units that will be sold to Ruby by each of the Emerson Contributors pursuant to Section 2.08 as determined by Emerson in accordance with Section 2.01(d).

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any indication of interest in, any acquisition of all or any material portion of the Business, including by way of stock purchase, asset purchase, merger, consolidation, share exchange, business combination or otherwise (except to the extent permitted by Section 5.01(b)).

“Action” means any action, suit, claim, cause of action, investigation or proceeding, in each case by or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings; provided, however, that for the purposes of this Agreement, after the Closing, neither Emerson nor any Retained Subsidiary shall be deemed Affiliates of any Emerald Entities; provided further, that in no event shall Ruby or any of its Subsidiaries be considered an “Affiliate” of any investment fund or investment vehicle affiliated with Blackstone Inc. or any other Sponsor or any portfolio company (as that term is customarily understood among institutional private equity investors) of any such investment fund or investment vehicle nor shall any investment fund or investment vehicle affiliated with Blackstone Inc. or any other Sponsor or any portfolio company of any such investment fund or investment vehicle be considered an “Affiliate” of Ruby or its Subsidiaries (including Debt Merger Sub), in each case other than with respect to the definitions of “Ruby Related Parties” and “Ruby Released Parties” and for purposes of Section 4.15, Section 4.16, Section 5.06, Section 5.14(b) and Section 11.16. For the avoidance of doubt, in no event shall Aspen Technology, Inc. or any of its Subsidiaries be deemed to be an Affiliate of Emerson hereunder.

“Affiliated Group” means any affiliated group filing a consolidated U.S. federal Income Tax Return and any affiliated, consolidated, combined, unitary or other similar group for U.S. state or local or non-U.S. Tax purposes.

“Aggregate Closing Amount” means an amount equal to the sum of (i) $14,000,000,000, minus (ii) the Closing Adjustment Liabilities, minus (iii) the Pre-Closing Adjusted Cash Flow.

“Aggregate Foreign Purchase Consideration Amount” means the aggregate consideration for the Foreign Purchased Shares and the Foreign Purchased Assets, as determined in accordance with the Allocation Principles and Section 2.13.

“Alternate Bond Financing Notice” means a written notice, provided by Ruby to Emerson at any time following January 1, 2023, stating that Ruby has determined in good faith, that it intends, in lieu of all or a portion of the Debt Financing, to seek to obtain an Alternate Financing or other substitute or replacement financing in compliance with Section 5.13 in the form of an offering of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act (with such notice to be delivered at least 10 Business Days prior to the commencement of any “roadshow” or similar marketing activities in connection therewith).

“Anti-Corruption Laws” any applicable laws, regulations or orders relating to bribery or corruption including, but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act 2010, and laws adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions and the UN Convention Against Corruption.

“Applicable Law” means, with respect to any Person, any federal, state, foreign or local law (including common law), constitution, treaty, convention, ordinance, code, rule, regulation, Order, or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise; provided that “Applicable Law” shall exclude any Orders solely for purposes of Section 8.01(c).

“Applicable Transfer Time” means (i) with respect to (A) a Transferred Employee who is either (x) an Offer Business Employee, (y) an Emerald Entity Business Employee or (z) an Automatic Transfer Business Employee, the Closing or (B) a Transferred Employee who is an Inactive Employee, the date on which such Inactive Employee commences employment with JV NewCo or any Emerald Entity (or, if applicable, a PEO) following the Closing, (ii) with respect to a Transferred Employee who is a Deferred Business TSA Employee, the date on which such Deferred Business TSA Employee commences employment with JV NewCo or any Emerald

Entity (or, if applicable, a PEO) following the Closing and (iii) with respect to a Transferred Employee who is a Deferred Business Employee, the applicable Deferred Closing Date.

“Asbestos Claims” means any Third Party Claim arising from, relating to or based upon asbestos or asbestos-containing materials claims filed or threatened in writing against the Business, JV Newco or its Subsidiaries.

“Asbestos Liabilities” means any Liabilities (including defense costs for the underlying Asbestos Claim) arising from, relating to or based upon the presence or alleged presence of asbestos or asbestos-containing materials in any product or item manufactured, sold, marketed, installed, stored, transported, handled or distributed, or any property or facility owned, operated or used, at any time, by Emerson or its Subsidiaries, the Emerald Entities or the Business, including any arising from, relating to or based on any personal or bodily injury or illness.

“Asia Restructuring” means the steps in the Master Step Plan designated therein as the Asia Restructuring.

“Assigned IT Contracts” means all IT Contracts that are used or held for use exclusively in the conduct of the Business as conducted as of the Closing.

“Assignment Time” means, (i) with respect to any Assumed Liabilities, the time at which such Assumed Liabilities are assumed by the Emerald Entities pursuant to this Agreement and (ii) with respect to any Purchased Assets, the time at which such Purchased Assets are sold, conveyed, contributed, distributed, transferred, assigned or delivered, to, and assumed by, the Emerald Entities pursuant to this Agreement.

“Assumed Benefit Plan” means each Business Benefit Plan (other than an Emerald Entity Benefit Plan), including any Liability thereunder, that (i) is listed on Section 1.01(a) of the Disclosure Schedule or (ii) otherwise transfers to, or is assumed by, any of the Emerald Entities in connection with the transactions contemplated by the Transaction Documents or by operation of Applicable Law, including any applicable statutory termination indemnities, gratuities or similar arrangements.

“Assumed Environmental Liabilities” means (a) all Environmental Liabilities of Emerson or any of the Retained Subsidiaries (or any predecessor of any of the foregoing) solely to the extent relating to or arising out of the Business (as currently or formerly conducted) or the Purchased Assets (including the activities and operations conducted by anyone thereon, offsite disposal therefrom and Hazardous Substances migrating thereto), whenever arising, including all items disclosed on Section 3.17 of the Disclosure Schedule and (b) to the extent not included in the foregoing clause (a), all Environmental Liabilities of Emerson or any of the Retained Subsidiaries (or any predecessor of any of the foregoing) to the extent relating to or arising out of the real properties and facilities identified on Section 1.01(b) of the Disclosure Schedule.

“Assumed Liabilities” means:

(i)   all Liabilities of Emerson or any of the Retained Subsidiaries (or any predecessor of any of the foregoing) solely to the extent relating to or arising out of the Purchased Assets or the Business (as currently or formerly conducted) of whatever nature, whether presently in existence or arising hereafter, and, without limitation to the foregoing, shall include the following solely to the extent relating to or arising out of the Purchased Assets or the Business:

(A)   all Liabilities set forth on the Most-Recent Balance Sheet and all Liabilities incurred after the Most-Recent Balance Sheet Date to the extent not satisfied prior to the Assignment Time;

(B)   all Liabilities of Emerson or any of the Retained Subsidiaries arising under the contracts, agreements and other instruments referenced in Section 1.01(c) of the Disclosure Schedule;

(C)   all Liabilities under warranty obligations relating to any products manufactured or sold by the Business at or prior to the Assignment Time;

(D)   all Liabilities arising out of any Action initiated or pending prior to, at or after the Assignment Time;

(E)   all trade and non-trade accounts payable and other accounts and notes payable (including any intercompany accounts payable that are due to Emerson or any Retained Subsidiary and not settled in accordance with Section 5.03);

(F)   all Liabilities arising out of or in connection with the operation of the Business at any time after the Assignment Time;

(G)   all Liabilities for any Action or Third Party Claim, including such Liabilities to the extent relating to, or arising out of, (A) breach of contract, and (B) the use, application, malfunction, defect, design, operation, performance, marketing, sale, or suitability of any product or services of the Business manufactured, sold or distributed prior to the Closing, whether in contract, tort, warranty, or any other legal theory, notwithstanding the fact that insurance coverage for such Third Party Claim may be, or may have been, available under an applicable insurance policy that is an Excluded Asset; and

(H)   all Asbestos Liabilities;

(ii)   all Assumed Environmental Liabilities;

(iii)   all Liabilities to the extent (A) arising out of, or relating to, the employment or service, or the termination of employment or service (actual or constructive), of any Business Service Provider or Former Business Service Provider, in each case whether arising before, on or after the Closing (including any severance, termination indemnities, gratuities or termination-related payments or benefits and including any such Liabilities arising under Applicable Law, Contract, any Emerson Collective Agreement or otherwise and any Liabilities under the WARN Act), other than any such Liabilities that are expressly retained by Emerson and its Affiliates (other than any Emerald Entity) pursuant to Section 2.11(d) or Article 7 or (B) expressly assumed by, or transferred to, JV NewCo or any of its Subsidiaries (including the Emerald Entities) pursuant to Article 7;

(iv)   all Liabilities arising out of, or relating to, (A) any Emerald Entity Benefit Plan or Assumed Benefit Plan or (B) service, consulting, engagement or similar agreement or arrangement with any Business Contractor or Former Business Contractor, in each case whether arising before, on or after the Closing; and

(v)   all Liabilities for (A) Taxes imposed on or with respect to the Purchased Assets or the Business for any Tax period (or portion thereof) beginning after the Closing Date (excluding, for the avoidance of doubt, any Taxes imposed on any Emerald Entity to the extent not imposed with respect to any Purchased Assets), and (B) Transfer Taxes borne by JV NewCo under Section 6.04 (without duplication for any other item in this clause (v), and it being understood that this clause (v) is the sole clause in this definition of Assumed Liabilities that includes Liabilities for Taxes);

provided, however, that Assumed Liabilities shall not include any Liabilities that are expressly included as Excluded Liabilities in Section 2.11(a) to Section 2.11(d).

“Automatic Transfer Business Employee” means any Business Employee (other than any Deferred Automatic Transfer Business Employee) who falls within the scope of the Automatic Transfer Regulations and whose employment will automatically transfer to any of the Emerald Entities pursuant to the Automatic Transfer Regulations in connection with the transactions contemplated by the Transaction Documents.

“Automatic Transfer Regulations” means the (i) the Acquired Rights Directive 77/187/EC, 98/50/EC and 2001/23/EC and all national legislation enacted to give effect to the Acquired Rights Directive 77/187/EC, 98/50/EC and 2001/23/EC in each member state of the European Economic Area and (ii) all other national legislation which effects the automatic transfer of employees on the sale or transfer or continuation of a business.

“Benefit Plan” means each (i) “employee benefit plan” within the meaning of Section 3(3) of ERISA (whether or not subject to ERISA), (ii) employment, severance, service, consulting, engagement or similar agreement with any individual independent contractor, termination indemnities, gratuities, change in control, transaction bonus, retention or similar plan, agreement, program or policy or (iii) other plan, agreement, program or policy providing for compensation, bonuses, equity or equity-based compensation or other forms of incentive or deferred compensation, vacation or paid time off benefits, medical, dental, vision, prescription or life insurance, disability or sick leave benefits, perquisites or fringe benefits or post-employment or retirement benefits (including compensation, pension, health, medical or insurance benefits), in each case other than any plan, agreement, program or policy that is sponsored by a Governmental Authority.

“Business” means Emerson’s and its Subsidiaries’ (including the Emerald Entities’) current and historical business of the design, manufacture and sale of products and provision of services for residential heating and cooling, commercial air conditioning, commercial and industrial refrigeration, industrial gas compression, HVACR energy management, climate management, and cold chain monitoring, except for the Therm-O-Disc business. For the avoidance of doubt, the Business is comprised exclusively of the “Climate Technologies” business segment described in Emerson’s annual report on Form 10-K for the fiscal year ended September 30, 2021, except for the Therm-O-Disc business, taking into account the operation of the Business since September 30, 2021.

“Business Benefit Plan” means each Benefit Plan that is sponsored, maintained, contributed to or entered into by Emerson, a Retained Subsidiary or an Emerald Entity for the benefit of any Business Employee or Former Business Employee.

“Business Contractor” means any individual contractor who, as of immediately prior to the Closing is (i) directly engaged by Emerson, any Retained Subsidiary, or any Emerald Entity and who primarily provides services with respect to the Business or (ii) listed on Section 1.01(d)(ii) of the Disclosure Schedule. Notwithstanding anything to the contrary herein, the list on Section 1.01(d)(ii) of the Disclosure Schedule may be updated from time to time by Emerson prior to the Closing Date on account of (A) individuals who primarily provide services with respect to the Business and who become engaged following the date hereof, (B) any Business Contractor whose engagement terminates for any reason following the date hereof, (C) any individual who primarily provides services with respect to the Business as of the date hereof but was inadvertently excluded from Section 1.01(d)(ii) of the Disclosure Schedule or not otherwise identified as of the date hereof, (D) any individual who does not primarily provide services with respect to the Business as of the date hereof who was inadvertently included on Section 1.01(d)(ii) of the Disclosure Schedule and (E) other changes agreed to by the parties or otherwise permitted by Section 5.01(l), in each case, subject to compliance with the limitations in Section 5.01(l).

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Business Employee” means any individual who, as of immediately prior to the Closing, is Employed by Emerson, any Retained Subsidiary, or any Emerald Entity and who is (i) primarily employed in the Business or (ii) listed on Section 1.01(e)(ii)(1) of the Disclosure Schedule; provided, that the individuals listed on Section 1.01(e)(ii)(2)(A) of the Disclosure Schedule shall not be deemed to be Business Employees and the individuals listed on Section 1.01(e)(ii)(2)(B) of the Disclosure Schedule shall be deemed to be Business Employees. Notwithstanding anything to the contrary herein, Section 1.01(e)(ii)(1) and Section 1.01(e)(ii)(2) of the Disclosure Schedule may be updated from time to time by Emerson prior to the Closing Date to reflect changes on account of (A) individuals who are hired following the date hereof, (B) any Business Employees whose employment terminates for any reason following the date hereof, (C) any individual who was primarily employed in the Business as of the date hereof but was inadvertently excluded from the Section 1.01(e)(ii)(1) of the Disclosure Schedule or not otherwise identified as of the date hereof or inadvertently included on Section 1.01(e)(ii)(2)(A) of the Disclosure Schedule, (D) any individual who is not primarily employed in the Business and who was inadvertently included on the Section 1.01(e)(ii)(1) of the Disclosure Schedule, and (E) other changes agreed to by the parties or otherwise permitted by Section 5.01(l), in each case, subject to compliance with the limitations in Section 5.01(l).

“Business Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by any Emerald Entity as of immediately following the Pre-Closing Restructuring or the Closing, as applicable, including all Assigned IP Assets.

“Business Service Providers” means the Business Employees and the Business Contractors.

“Cash” means, without duplication, (a) all cash and cash equivalents (including inbound deposits in transit and deposited checks that have not yet been credited, but excluding outbound drafts and wire transfers and outstanding checks issued but not yet cleared) of the Emerald Entities and (b) all cash and cash equivalents (including inbound deposits in transit and deposited checks that have not yet been credited, but excluding outbound drafts and wire transfers and outstanding checks issued but not yet cleared) included in the Foreign Purchased Assets, calculated in accordance with GAAP, in each case, excluding (i) any cash and cash equivalents not freely useable and available because such cash or cash equivalents are subject to restrictions or limitations on use or distribution by Contract, due to regulatory or legal restrictions (other than any Taxes on such use or distribution) or are used as collateral or otherwise to provide credit support, including to support letters of credit, security deposits, performance bonds, escrow accounts and other deposits held for the benefit of third parties and (ii) any insurance or other proceeds received with respect to any casualty, condemnation or litigation to the extent there is a corresponding Assumed Liability and such Assumed Liability has not been discharged if such liability has not been included in the Closing Adjustment Liabilities.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. No. 116-136, H.R. 748, 116th Cong. (2020), as amended, and together with all guidance, rules and regulations related thereto issued by a Governmental Authority, including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, issued by President Donald Trump on August 8, 2020, IRS Notice 2020-65, the Health and Economic Recovery Omnibus Emergency Solutions Act, Health, Economic Assistance, Liability, and Schools Act and any other U.S., non-U.S., state or local stimulus fund or relief programs or Applicable Laws enacted by a Governmental Authority in connection with or in response to COVID-19.

“China Holdover Cash” means all cash and cash equivalents (including inbound deposits in transit and deposited checks that have not yet been credited, but excluding outbound drafts and wire transfers and outstanding checks issued but not yet cleared) of the Emerald Entities organized in the People’s Republic of China as of the Effective Time in excess of $12,400,000 (excluding any insurance or other proceeds received with respect to any casualty, condemnation or litigation to the extent there is a corresponding Assumed Liability and such Assumed Liability has not been discharged if such liability has not been included in the Closing Adjustment Liabilities).

“Clone Benefit Plan” means any Benefit Plan that is established by Emerson or one of its Affiliates in accordance with Section 7.04, Section 7.06 or Section 7.18.

“Closing Adjustment Liabilities” means Indebtedness of the Emerald Entities or included in the Foreign Assumed Liabilities as of the Effective Time. Notwithstanding the foregoing, and for the avoidance of doubt, Closing Adjustment Liabilities do not include any Indebtedness incurred between the commencement of the Closing and the Effective Time (other than at the direction of Emerson, including through its control prior to Closing) or in connection with the consummation of the Closing.

“Closing Foreign Cash” means Cash as of the Effective Time held outside the United States (excluding the China Holdover Cash) in an amount equal to the lesser of (i) the amount of such Cash as of the Effective Time and (ii) $47,900,000.

“Closing Trigger Date” means the first day on which all of the conditions set forth in Article 8 (other than (i) those conditions that by their nature are to be satisfied at the Closing and (ii) with respect to the condition set forth in Section 8.02(c), the completion of (A) the Partnership Formation (which shall occur in accordance with Section 2.01(a)) and (B) the Closing Trigger Date Restructuring (which shall occur in accordance with Section 2.01(b), but subject to the satisfaction or, to the extent permitted by Applicable Law, waiver of those conditions) have been satisfied (or, to the extent permitted by Applicable Law, waived).

“Closing Trigger Date Restructuring” means the steps in the Master Step Plan designated therein as the Closing Trigger Date Restructuring.

“Closing U.S. Cash” means Cash as of the Effective Time held within the United States in an amount equal to the lesser of (i) the amount of such Cash as of the Effective Time and (ii) $150,000,000.

“Closing Date” means the date on which the Closing occurs.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute. Any reference herein to a particular provision of the Code shall mean, where appropriate, the corresponding provision in any successor statute.

“Common Equity Consideration” means an amount equal to the Ruby Common Percentage of (i) the Aggregate Closing Amount, minus (ii) the Required Debt Proceeds Amount, minus (iii) the Preferred Equity Consideration, plus (iv) the aggregate Transaction Expenses, plus (v) the aggregate Debt Expenses, minus (vi) the Seller Notes Amount minus (vii) the Positive Hedging Adjustment Amount.

“Common Interest Agreement” means a Common Interest Agreement to be entered into among Emerson, JV NewCo and Copeland Corporation LLC at the Closing in substantially the form attached hereto as Exhibit D.

“Competition Laws” means statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition or restraint of trade, or lessening of competition through merger or acquisition.

“Completion Bonus Letters” means the letter agreements by and between Emerson and the applicable Business Service Provider party thereto, as set forth on Section 1.01(f) of the Disclosure Schedule.

“Compliant” means, with respect to the Required Information, that (a) such Required Information does not contain any untrue statement of a material fact regarding the Business or omit to state any material fact regarding the Business necessary in order to make such Required Information not misleading in light of the circumstances in which it was made, (b) such Required Information is, and remains throughout the Marketing Period, compliant in all material respects with all requirements for information customarily included in an offering memorandum for an offering of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act (but excluding, in any event, (A) information required by segment reporting, Section 3-05, Section 3-09, Section 3-10, Section 3-16, Section 13-01 (but other than financial data regarding the Business sufficient to enable Ruby to include disclosure regarding guarantor and non-guarantor information customarily included in offering memoranda for private placements of non-convertible, high yield debt securities issued pursuant to Rule 144A) or

Section 13-02 of Regulation S-X under the Securities Act or Item 10, Item 402 or Item 601 of Regulation S-K under the Securities Act, (B) XBRL exhibits and information regarding executive compensation and related party disclosure related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A and (C) other information customarily excluded from an offering memorandum for an offering of non-convertible, high-yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act (collectively, “Excluded Information”)), (c) the Independent Auditor shall not have withdrawn any audit opinion with respect to any financial statements contained in the Required Information and (d) the financial statements and other financial information included in such Required Information (but excluding, in any event, the Excluded Information) would not be deemed stale or otherwise be unusable under customary practices for offerings and private placements of non-convertible, high yield debt securities issued under Rule 144A promulgated under the Securities Act and are and remain throughout the Marketing Period sufficient to permit the Debt Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters from the Independent Auditor on the financial statements and financial information contained in offering documents pertaining to the Debt Financing, including as to customary negative assurances and change period, in order to consummate any offering of non-convertible, high yield debt securities throughout the Marketing Period.

“Confidentiality Agreement” means the confidentiality agreement between Blackstone Management Partners L.L.C., an Affiliate of Ruby, and Emerson dated as of December 14, 2021.

“Contract” means any legally binding written or oral contract, agreement, subcontract, indenture, mortgage, lease, sublease, license, note, bond, deed, loan, trust, instrument, arrangement, concession, franchise, commitment or undertaking or other legally binding instrument or obligation.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar law, directive, guidance or recommendation promulgated by any Governmental Authority, including the World Health Organization, in each case, in connection with or in response to SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof).

“Debt-Financed Distribution Amount” means an amount equal to (i) the Required Debt Proceeds Amount, minus (ii) the Qualified Liability Repayment Amount, minus (iii) the Aggregate Foreign Purchase Consideration Amount, minus (iv) the aggregate Debt Expenses, minus (v) the aggregate Transaction Expenses.

“Debt-Financed Distribution Allocation Principles” means (i) that the amount of each Emerson Contributor’s portion of the Debt-Financed Distribution Amount to be distributed under Section 2.05 shall be determined solely by reference to such Emerson Contributor’s share of the Debt Financing from which such distribution is funded and (ii) that each Emerson Contributor’s share of such Debt Financing shall be determined based on the proportionate fair market value of the JV NewCo equity interests held by such Emerson Contributor at the time of the distribution of the Debt-Financed Distribution Amount pursuant to Section 2.04 (with fair market value determined consistent with the Aggregate Closing Amount and other values as set forth herein).

“Debt Financing Parties” means each Debt Financing Source, and their respective Representatives and Affiliates; provided that Ruby shall not be a Debt Financing Party.

“Debt Financing Source” means each entity that is party to the Debt Commitment Letter (other than Ruby); provided that in the event that any Additional Commitment Party (as defined in the Debt Commitment Letter) is added as a party to the Debt Commitment Letter after the date hereof, the term “Debt Financing Source” shall include each such institution.

“Deferred Automatic Transfer Business Employee” means each Deferred Business Employee and each Deferred Business TSA Employee, other than a Deferred Entity Business Employee, who falls within the scope of the Automatic Transfer Regulations and whose employment will automatically transfer at the Applicable Transfer Time to any of the Emerald Entities pursuant to the Automatic Transfer Regulations in connection with the transactions contemplated by the Transaction Documents.

“Deferred Business” means each portion of the Business set forth in Section 2.17 of the Disclosure Schedule.

“Deferred Business Employee” means each Business Employee who, as of immediately prior to the Closing, is Employed in a Deferred Business or by a Deferred Business Entity.

“Deferred Business TSA Employee” means each Business Employee whose services are to be provided to any Emerald Entity pursuant to the Transition Services Agreement.

“Deferred Business Entity” means each Subsidiary of Emerson set forth in Section 2.17 of the Disclosure Schedule.

“Deferred Entity Business Employee” means any Deferred Business Employee who, as of immediately prior to the Applicable Transfer Time, is Employed by a Deferred Business Entity.

“Deferred Offer Business Employee” means each Deferred Business Employee and each Deferred Business TSA Employee, other than a Deferred Automatic Transfer Business Employee or a Deferred Entity Business Employee.

“Disclosure Schedule” means the disclosure schedule delivered by Emerson to Ruby concurrently with the execution and delivery of this Agreement.

“Effective Time” means 11:59:59 p.m. on the Closing Date.

“Emerald Entities” means JV NewCo, the entities that are to be its Subsidiaries as of immediately following the Pre-Closing Restructuring and the Foreign Purchased Entities. For the avoidance of doubt, the Subsidiaries of Emerson set forth in Section 1.01(g) of the Disclosure Schedule are not Emerald Entities.

“Emerald Entity Benefit Plan” means each Business Benefit Plan that is sponsored, maintained, contributed to or entered into by an Emerald Entity (other than any Business Benefit Plan that is sponsored, maintained or entered into by Emerson or any Retained Subsidiary).

“Emerald Entity Business Employee” means any Business Employee (other than a Deferred Business Employee) who, as of immediately prior to the Applicable Transfer Time, is Employed by an Emerald Entity.

“Emerald Guaranties” means any guaranties, financial assurances, vendor financing programs and other contractual obligations entered into by or on behalf of the Emerald Entities in connection with the Retained Business.

“Emerald Insurance Policies” means Third-Party Insurance Policies which are held exclusively by any Emerald Entity as of the date hereof and relate solely to the Business.

“Emerald Lease” means that certain lease from an Emerald Entity to Emerson, substantially in the form of Exhibit F.

“Emerald PRC Subsidiaries” means the following Emerald Entities: Emerson Climate Technologies (Suzhou) Co., Ltd. and Emerson Climate Technologies (Suzhou) Trading Co., Ltd.

“Emerald Property” means land depicted on Schedule II-A, together with certain adjacent land and residential parcels owned by Emerson and the Retained Subsidiaries in the vicinity of the real property depicted on Schedule II-A, as more particularly described on Schedule II-B, and any buildings or fixtures located thereon.

“Emerald Property Related Assets” means (i) (x) all rights set forth in the legal description for the real property comprising the Emerald Property; and (y) all rights, licenses, hereditaments and other privileges appurtenant to the Emerald Property, including in any street, highway, road or avenue, opened or proposed, public or private, in front of or adjoining the parcels comprising the Emerald Property, to the center line thereof, any rights of way, easements (including offsite easements), sidewalks, alleys, gores or strips of land adjoining or appurtenant to the Emerald Property or any portion thereof and used in conjunction therewith, and all other rights, licenses, hereditaments and other privileges appurtenant to the Emerald Property; (ii) all machinery, equipment, spare parts, furniture, tangible tools and tooling and computers, printers, scanners and other office equipment owned by Emerson and located on the Emerald Property, other than any Specified Excluded Assets; (iii) all contracts, agreements and other instruments related to Emerson’s ownership or operation of the Emerald Property, including those related to utilities and maintenance and repair services related to the Emerald Property; (iv) all governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, and filings and registrations with, or issued by, Governmental Authorities related to Emerson’s ownership or operation of the Emerald Property, (v) to the extent assignable, all guarantees, warranties, indemnities and similar rights, in each case in favor of Emerson, to the extent relating exclusively to the Emerald Property, and (vi) the portions of those business records, files, books and documents of Emerson relating solely to the Emerald Property (including CAD files, maintenance records, warranties, environmental Phase I reports, ALTA surveys and copies of all easements/variances).

“Emerson 401(k) Plan” means any Business Benefit Plan (other than any Emerald Entity Benefit Plan or any Assumed Benefit Plan) that is a tax-qualified defined contribution retirement plan within the meaning of Section 401(k) of the Code.

“Emerson Collective Agreement” means any collective bargaining agreement, works council agreement, collective agreement or any agreement with any other employee representative body or trade union which is applicable to Emerson, any Retained Subsidiary or any Emerald Entity (whether on an industry or company level or otherwise).

“Emerson Contributing Subsidiaries” means the following Retained Subsidiaries of Emerson: (i) the Delaware corporation referred to as “Newco Corp” under the Master Step Plan formed in accordance with Step 37 therein, (ii) Emersub XLVI, Inc., a Nevada corporation, and (iii) Humboldt Hermetic Motors Corp., a Delaware corporation; provided, however, that (i) any of the foregoing shall not be an Emerson Contributing Subsidiary if such Retained Subsidiary does not hold, as of immediately before Closing, any JV NewCo Common Units or JV NewCo Preferred Units, in accordance with the Master Step Plan, as it may be amended pursuant to Section 2.01(d) or Section 2.01(e), and (ii) any Retained Subsidiary of Emerson that holds, as of immediately before Closing, any JV NewCo Common Units or JV NewCo Preferred Units, in accordance with the Master Step Plan, as it may be amended pursuant to Section 2.01(d) or Section 2.01(e), shall be added as an Emerson Contributing Subsidiary.

“Emerson Contributors” means Emerson and each of the Emerson Contributing Subsidiaries.

“Emerson Equity Plans” means the Emerson 2006 Incentive Shares Plan, the Emerson 2011 Stock Option Plan and the Emerson 2015 Incentive Shares Plan, in each case, as amended and/or restated from time to time.

“Emerson Fundamental Representations” means the representations and warranties contained in Sections 3.01, 3.02, 3.04(a), 3.05(a)-(b) and 3.15.

“Emerson Guaranties” means any guaranties, financial assurances, vendor financing programs and other contractual obligations entered into by or on behalf of Emerson or any of its Affiliates (other than solely by any Emerald Entity) in connection with the Business.

“Emerson Indemnified Parties” means, (i) with respect to the indemnifiable matters set forth in Section 9.02(a)(v), the Emerald Entities and (ii) with respect to the other indemnifiable matters set forth in Section 9.02, the Emerald Entities and Ruby, their respective Affiliates and their and their Affiliates’ respective Representatives.

“Emerson Optional Pre-Closing Steps” means Optional Step 46A and Optional Step 46B of the Master Step Plan.

“Emerson Retained Marks” means any and all (i) Trademarks owned by Emerson or any of the Retained Subsidiaries in existence as of the Closing, including the Trademarks listed in Section 5.11 of the Disclosure Schedules, and (ii) Trademarks that are confusingly similar to or to the extent including any of the foregoing. For clarity, Emerson Retained Marks shall not include any Trademarks included in the Business Intellectual Property Rights.

“Emerson Retiree Plan” means the Emerson Electric Co. Self-Funded Retiree Welfare Benefit Plan.

“Emerson Tax Records” means any Tax Return or Tax work papers of Emerson or any Affiliate of Emerson, in each case except to the extent solely relating to the Emerald Entities, the Foreign Purchased Assets or the Foreign Assumed Liabilities.

“Employed” means, with respect to a Business Employee as of an applicable date of determination, that as of such date such Business Employee (i) is actively employed, (ii) is absent from work on account of paid time off, vacation, sick or personal leave, short- or long-term disability or leave of absence or (iii) is an individual for whom an obligation to recall, rehire or otherwise return to employment exists under a contractual obligation or Applicable Law.

“Environmental Laws” means any Applicable Laws relating to the environment, pollution, public or worker health or safety, or any spill, release, discharge, disposal or recycling of, or exposure to, any pollutant or contaminant or ignitable, corrosive, reactive or otherwise toxic or hazardous material, substance or waste.

“Environmental Liabilities” means all Liabilities (including the costs of any Remedial Action) that in each case arise under or relate to any Environmental Law or a Hazardous Substance, including Liabilities arising from any Third Party Claims for personal injury, death, or property damage caused by an actual or alleged release of, or exposure to, a Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that would be deemed at any relevant time to be a “single employer,” or would otherwise be aggregated with, any of Emerson, any Retained Subsidiary or any Emerald Entity under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“European Business” means the Business to the extent it relates to Business Service Providers operating in the European Union, European Economic Area and the United Kingdom.

“Ex-Im Laws” means all applicable laws and regulations relating to export, re-export, transfer and import controls, including, but not limited to, the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, the customs and import laws administered by U.S. Customs and Border Protection, the EU Dual Use Regulation (Regulation (EC) No. 428/2009), and similar applicable laws and regulations administered and enforced by the United Kingdom.

“Excluded Assets” means all Specified Excluded Assets and all other assets owned by Emerson and its Retained Subsidiaries as of the Closing (for clarity, other than the Purchased Assets), including the following:

(i)   all cash and cash equivalents on hand and in banks (except for any cash or cash equivalents of the Emerald Entities (including the Minimum U.S. Cash) or included in the Foreign Purchased Assets and of the type addressed by the calculation of Closing Foreign Cash or Closing U.S. Cash);

(ii)   all bank accounts of Emerson and the Retained Subsidiaries;

(iii)   subject to Section 5.16, all insurance policies relating to the Business and all claims, credits, causes of action or rights thereunder;

(iv)   all Intellectual Property Rights (other than the Assigned IP Assets);

(v)   all IT Assets (other than the Assigned IT Assets);

(vi)   subject solely to the terms and conditions of Section 5.09(d) and the terms and conditions of Section 15 of the Transition Services Agreement, all IT Contracts (other than the Assigned IT Contracts);

(vii)   all books, records, files and papers, whether in hard copy or electronic format, prepared in connection with this Agreement or the transactions contemplated hereby, and all minute books and corporate records of Emerson and the Retained Subsidiaries;

(viii)   all rights of Emerson or any of the Retained Subsidiaries arising under the Transaction Documents or the transactions contemplated thereby;

(ix)   all assets sold or otherwise disposed of during the period from the date hereof until the Closing;

(x)   all assets of the Business Benefit Plans (other than (A) assets of the Emerald Entity Benefit Plans and (B) any assets of the Assumed Benefit Plans or any Clone Benefit Plans, in the case of this clause (B), to the extent expressly included in Purchased Assets);

(xi)   the personnel records of Emerson or a Retained Subsidiary relating to employees of Emerson or any Retained Subsidiary who are not Transferred Employees;

(xii)   all Tax Assets, as well as any rights to Tax refunds or credits in respect of Tax overpayments, in each case, (a) of Emerson or any Retained Subsidiary or (b) with respect to Excluded Asset Taxes, except to the extent such Tax Assets, refunds or credits are (A) in respect of Taxes that are described in clause (ix) of the definition of Assumed Liabilities or (B) in respect of Transfer Taxes that are borne by JV NewCo under Section 6.04; provided, however, that the Tax Assets, Tax refunds or credits described herein shall exclude those of Emerald Entities that exist as of the Closing Date immediately prior to the Closing, which such Tax Assets, Tax refunds or credits shall be addressed exclusively in the definition of Indebtedness and Section 6.03(b) hereof;

(xiii)   (A) all hedging or swap contracts, agreements or similar arrangements (the “Hedging Contracts”) other than the Novated Hedging Contracts and (B) all contracts, agreements or similar arrangements described in Section 1.01(h)(i)(B) of the Disclosure Schedule (together with the Hedging Contracts, the “Excluded Contracts”); and

(xiv)   all Retained Insurance Policies.

“Excluded Asset Taxes” means any Taxes (other than any Taxes imposed on the Emerald Entities to the extent not imposed with respect to any Purchased Assets) imposed on or with respect to the Purchased Assets, the Assumed Liabilities or the Business for any Pre-Closing Tax Period (such Taxes for a Straddle Tax Period to be determined in accordance with Section 6.02).

“Excluded Termination Indemnity Liabilities” means all Liabilities for statutory termination indemnities or statutory gratuities and the associated applicable employer social security contributions and charges arising under Applicable Law accrued with respect to service prior to the Closing under the Business Benefit Plans listed under Item 2 of Section 1.01(a) of the Disclosure Schedule, relating to (i) any Former Business Employee who was, as of immediately prior to his or her termination date, last employed by Emerson or any Retained Subsidiary, (ii)

any Offer Business Employee or any Deferred Offer Business Employee who is, as of immediately prior to the Applicable Transfer Time, employed by Emerson or any Retained Subsidiary and who rejects a Qualifying Offer or (iii) any Automatic Transfer Business Employee or any Deferred Automatic Transfer Business Employee who is, as of immediately prior to the Applicable Transfer Time, employed by Emerson or any Retained Subsidiary and who objects to the automatic transfer of their employment pursuant to the Automatic Transfer Regulations to a position with JV NewCo or its Affiliates with terms and conditions of employment consistent with this Agreement. For the avoidance of doubt, all Liabilities for statutory termination indemnities or statutory gratuities (and the associated applicable employer social security contributions and charges) for (w) any Transferred Employee (including any Emerald Entity Business Employee and Deferred Entity Business Employee), (x) any Former Business Employee who was, as of immediately prior to his or her termination, last employed by an Emerald Entity (y) any Offer Business Employee or any Deferred Offer Business Employee who is, as of immediately prior to the Applicable Transfer Time, employed by Emerson or any Retained Subsidiary and who does not receive a Qualifying Offer and (z) any Automatic Transfer Business Employee or any Deferred Automatic Transfer Business Employee who is, as of immediately prior to the Applicable Transfer Time, employed by Emerson or any Retained Subsidiary and who objects to the automatic transfer of their employment pursuant to the Automatic Transfer Regulations to a position with JV NewCo or any of its Subsidiaries (including any Emerald Entity) with terms and conditions of employment inconsistent with this Agreement, shall not constitute Excluded Termination Indemnity Liabilities and shall constitute Assumed Liabilities.

“Final Determination” shall mean any final determination of liability in respect of a Tax that, under Applicable Law, is not subject to further appeal, review or modification through proceedings or otherwise (including the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations), including a “determination” as defined in Section 1313(a) of the Code or execution of an Internal Revenue Service Form 870AD.

“Foreign Assumed Liabilities” means all Assumed Liabilities that are not assumed by any Emerald Entity prior to the Closing pursuant to the Pre-Closing Restructuring, the Closing Trigger Date Restructuring or Section 2.01(g).

“Foreign Closing Transactions” means the steps in the Master Step Plan designated therein as the Foreign Closing Transactions.

“Foreign (Direct) Investment Laws” means any statute, law, ordinance, rule or regulation of any jurisdiction or any country designed to prohibit, restrict, regulate or screen foreign direct investments into such jurisdiction or country.

“Foreign Purchased Assets” means all Purchased Assets that are not sold, conveyed, contributed, distributed, transferred, assigned or delivered to, and assumed by, any Emerald

Entity prior to the Closing pursuant to the Pre-Closing Restructuring, the Closing Trigger Date Restructuring or Section 2.01(g).

“Foreign Purchased Companies” means each of the Subsidiaries of Emerson set forth in Section 1.01(i) of the Disclosure Schedule.

“Foreign Purchased Entities” means, collectively, the Foreign Purchased Companies and their respective Subsidiaries.

“Foreign Purchased Shares” means all of the outstanding shares of capital stock of, or other equity interests in, the Foreign Purchased Companies.

“Former Business Contractor” means any (i) former individual contractor who was engaged by any of the Emerald Entities or (ii) former individual contractor who was engaged by Emerson or any Retained Subsidiary and who was last actively primarily providing services with respect to the Business.

“Former Business Employee” means any (i) former employee of any of the Emerald Entities or (ii) former employee of Emerson or any Retained Subsidiary who was last actively employed primarily with respect to the Business.

“Former Business Service Providers” means the Former Business Employees and the Former Business Contractors.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial or local, governmental authority, quasi-governmental, regulatory or administrative agency, self-regulatory authority, department, court, commission, board, bureau, agency or official, including any political subdivision thereof.

“Hazardous Substances” means any pollutant or contaminant or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, including per- or polyfluoroalkyl substances, polychlorinated biphenyls, asbestos, petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated as a pollutant or otherwise as “hazardous” (or for which Liability may be imposed) under any Environmental Law or any other Applicable Law pertaining to the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inactive Employee” means any Business Employee who, as of immediately prior to the Closing, (i) is employed by Emerson or any Retained Subsidiary and (ii)(A) if such Business Employee is primarily employed in the United States, is not actively at work as a result of short-

or long-term disability and (B) if such Business Employee is primarily employed outside of the United States, is not actively at work as a result of long-term disability or long-term illness.

“Indebtedness” means, without duplication, the following Liabilities: (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or similar instruments or debt securities; (iii) all commitments by which a Person assures a creditor against loss (including contingent reimbursement obligations regarding letters of credit to the extent drawn), (iv) any indebtedness required to be eliminated or repaid pursuant to Section 5.03(b) that remains outstanding as of the Closing, (v) the amount of any payroll or employment Taxes deferred pursuant to the CARES Act which remain unpaid as of the Closing Date, (vi) the amount of any unpaid income Tax Liabilities of any Emerald Entities for any Pre-Closing Tax Period (including as a result of any inclusion under Section 951 or Section 951A of the Code to the extent attributable to the Pre-Closing Tax Period, in each case determined in accordance with Section 6.02); provided that such amounts shall (1) not be an amount less than zero, (2) shall be calculated taking into account income Tax Assets and current Tax year credits and deductions to the extent allocable to the Pre-Closing Tax Period in accordance with this Agreement, in each case that are available to offset such income Taxes in the same jurisdiction as a matter of Applicable Law, (3) in the case of non-U.S. income Taxes of the Emerald Entities, be reduced (but not below zero) by the value of non-U.S. income Tax Assets and non-income Tax refunds reasonably expected to be received within twenty-four (24) months of the Closing Date, in each case not otherwise taken into account in this definition of Indebtedness, in an amount not to exceed $5,000,000 in the aggregate, and (4) exclude any Liabilities for accruals or reserves established or required to be established under GAAP methodologies that require the accrual for contingent Taxes or with respect to uncertain Tax positions, (vii) any unpaid withholding or other Taxes incurred in the distribution prior to the Closing of the Closing Foreign Cash, (viii) all obligations for the deferred purchase price of property, assets or services (other than trade or accounts payable in the ordinary course of business) relating to or arising out of any prior acquisition, business combination or similar transaction, (ix) all outstanding prepayment premiums, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (i) through (viii), (x) all guarantees (other than product warranties made in the ordinary course of business), including guarantees of any items set forth in clauses (i) through (ix) and (xi) an amount equal to $6,000,000 in respect of certain Assumed Environmental Liabilities; provided, however, that the term “Indebtedness” shall not include (A) any pension, deferred compensation or other post-employment benefits, (B) any intercompany indebtedness solely among the Emerald Entities; provided that, with respect to any intercompany indebtedness owed to a non-wholly-owned Subsidiary of JV NewCo, only a pro rata portion of the amount of such indebtedness shall be excluded pursuant to this subclause (B) based on the percentage of outstanding equity directly or indirectly owned by JV NewCo in such Subsidiary (by way of illustration, if an Emerald Entity owes $100 to a non-wholly-owned Subsidiary of JV NewCo and JV NewCo owns 60% of the outstanding equity of such Subsidiary, then $60 of such indebtedness shall be excluded pursuant to this subclause (B) and $40 shall be treated as Indebtedness), (C) any fees, expenses or other amounts expressly contemplated to be borne by

JV NewCo pursuant to the Transaction Documents (including the Debt Financing and any fees, expenses or other amounts related thereto and any amounts included in the calculation of Transaction Expenses), (D) any financing or operating lease obligations, (E) any obligations for purchases of capital assets, (F) any Qualified Liabilities, (G) severance and shutdown liabilities, (H) capital expenditures incurred but not paid, (I) gains and losses on foreign exchange, commodity derivative contracts or instruments or any other Hedging Contracts and (J) amounts outstanding under vendor financing agreements.

“Intellectual Property Rights” means any (i) trademarks, service marks, trade names, trade dress, social and mobile media identifiers, domain names, uniform resource locators and other source indicators, together with all associated goodwill and common law rights, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (ii) patents and patent applications, utility models, industrial designs, patent disclosures and inventions (whether or not patentable or reduced to practice) and all reissues, divisions, renewals, revisions, extensions, reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign counterparts and equivalents (collectively, “Patents”), (iii) trade secrets, know-how, methods, processes and other proprietary or confidential information (collectively, “Trade Secrets”), (iv) copyrights (including any registrations or applications for registration of any of the foregoing) and rights in IT Assets and software or (v) any other worldwide proprietary or intellectual property rights.

“International Plan” means any Business Benefit Plan that covers Business Employees and/or Former Business Employees who perform (or who, as of immediately prior to termination of their employment with Emerson and its Affiliates, performed) service primarily in a country other than the United States.

“IRS” means the United States Internal Revenue Service.

“IT Assets” means any and all computers, website infrastructure, applications, databases, networks, software (including source code), firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“IT Contracts” means all Contracts of Emerson or any of its Subsidiaries with one or more third parties pursuant to which Emerson or any of the Retained Subsidiaries is granted a license, lease or other right in or to use, or is provided any services with respect to, any IT Assets.

“JV NewCo Common Units” means Class A Units (as defined in the JV NewCo LP Agreement) of JV NewCo.

“JV NewCo GP” means Emerald JV Holdings G.P. LLC, a Delaware limited liability company and general partner of JV NewCo.

“JV NewCo GP LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of JV NewCo GP to be entered into among a Retained Subsidiary of Emerson, Ruby and JV NewCo GP at the Closing in substantially the form attached hereto as Exhibit E-2.

“JV NewCo GP Units” means Units (as defined in the NewCo GP LLC Agreement) of JV NewCo GP.

“JV NewCo LP Agreement” means that certain Amended and Restated Limited Partnership Agreement of JV NewCo substantially in the form attached hereto as Exhibit E-1.

“JV NewCo Preferred Units” means Class P Units (as defined in the JV NewCo LP Agreement) of JV NewCo.

“knowledge of Emerson”, “Emerson’s knowledge” or any other similar knowledge qualification in this Agreement means the actual knowledge (without independent inquiry or investigation) of the individuals set forth in Section 1.01(j) of the Disclosure Schedule.

“Lease” means any lease, sublease, license, sublicense, or similar agreement pursuant to which use or occupancy and other rights with respect to the property (real or personal) are granted together with all amendments, modifications, supplements, extensions and related agreements, if any.

“Liability” means any liability, cost, expense, debt or obligation of any kind, character, or description, and whether known or unknown, accrued, absolute, contingent or otherwise.

“Lien” means, with respect to any property or asset, any mortgage, lien, license, adverse ownership interest, claim, sublicense, easement, option, mortgage, deed of trust, grant, pledge, charge, security interest or encumbrance in respect of such property or asset.

“Lockbox Date” means October 1, 2022.

“Lookback Date” means January 1, 2019.

“Marketing Period” means the earlier to occur of the first period of 20 consecutive Business Days (x) commencing on or after the date of this Agreement throughout which and on the last day of which (i) Ruby has received the Required Information which is Compliant and remains Compliant throughout such period and (ii) the conditions set forth in Section 8.01 and Section 8.02 are and shall be satisfied assuming the Closing were to be scheduled for any time during such 20 consecutive Business Day period (excluding (1) with respect to the condition set forth in Section 8.02(c), the completion of the Partnership Formation (which shall occur in accordance with Section 2.01(a)) and the Closing Trigger Date Restructuring (which shall occur in accordance with Section 2.01(b)) and (2) conditions that by their nature are to be satisfied at the Closing (but provided that throughout such period such conditions are and remain capable of being satisfied)) and (y) commencing 20 consecutive Business Days prior to the date that is 14 calendar days prior to the End Date throughout which and on the last day of which Ruby has received the Required Information which is Compliant and remains Compliant throughout such period; provided that (x) November 25, 2022 and July 3, 2023 shall not constitute Business Days for purposes of such 20 consecutive Business Day period (provided, that, for the avoidance of doubt, such exclusions shall not restart such period), (y) if such 20 consecutive Business Day period has not ended on or prior to December 23, 2022, such 20 consecutive Business Day period shall commence no earlier than January 2, 2023 and (z) if such 20 consecutive Business Day period has not been completed on or prior to August 18, 2023, then such 20 consecutive Business Day period shall commence no earlier than September 5, 2023; provided, further, that if Emerson shall in good faith reasonably believe that it has provided the Required Information and that such Required Information is Compliant, it may deliver to Ruby a written notice to that effect (stating the date upon which it believes it completed such delivery of Required Information that is Compliant), in which case Emerson shall be deemed to have complied with such obligation to deliver Required Information that is Compliant, and such 20 consecutive Business Day period shall be deemed to have commenced on the date such notice is delivered to Ruby, unless Ruby in good faith reasonably believes Emerson has not completed delivery of Required Information that is Compliant and, within three Business Days after the delivery of such notice by Emerson, delivers a written notice to Emerson to that effect (stating in good faith and with specificity which items of Required Information Emerson has not delivered or are not Compliant). Notwithstanding anything in this definition to the contrary, the Marketing Period shall not be deemed to have commenced if, prior to the completion of the Marketing Period, (A) the Required Information ceases to be Compliant for any reason, in which case the Marketing Period shall not be deemed to commence until Ruby has received all of the Required Information and all of such Required Information is and remains Compliant throughout the Marketing Period or (B) Emerson has publicly stated its intent to, or Emerson or the Independent Auditor, as applicable, has determined that any historical financial information included in the Required Information must be restated, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the relevant financial statements have been amended or Emerson or the Independent Auditor, as applicable, has publicly stated that it has concluded that no restatement shall be required in accordance with GAAP. Notwithstanding the foregoing, (i) the Marketing Period shall end on any earlier date than the foregoing that is the date on which the Debt Financing is funded in full and (ii) the Marketing Period shall end no later than the date that is 14 calendar days prior to the End Date.

“Master Step Plan” means the step plan attached hereto as Exhibit C.

“Material Adverse Effect” means (i) a material adverse effect on the business, condition or results of operations of the Business (including the Purchased Assets and the Assumed Liabilities), taken as a whole, except for any such effect solely to the extent (x) relating to any Excluded Asset or Excluded Liability or (y) resulting from or arising in connection with (A) changes after the date hereof in the financial or securities markets, including in interest rates or currency exchange rates, or changes in general economic, political or regulatory conditions globally or in any jurisdiction in which the Business operates, (B) any changes after the date hereof in geopolitical conditions, any outbreak or escalation of hostilities, any actual or threatened acts of war (including the current dispute between the Russian Federation and Ukraine and any evolutions thereof and any sanctions or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Authority in connection therewith or in response thereto), sabotage, cyberattack or terrorism, global health conditions (including any epidemic, pandemic or disease outbreak (including SARS-CoV-2 or COVID-19, monkeypox (or similar viruses in the orthopoxvirus genus) and any evolutions or mutations thereof)), or natural disaster (including any hurricane, tornado, flood, earthquake and weather-related event), (C) changes or conditions after the date hereof affecting generally the industries in which the Business operates or the industries in which suppliers and customers of the Business operate, (D) changes after the date hereof in Applicable Law, GAAP or other applicable accounting or regulatory standards or principles, or in the enforcement, implementation or authoritative interpretations thereof, (E) the announcement of this Agreement or other Transaction Documents or pendency or consummation of the transactions contemplated hereby or thereby, or any facts or circumstances relating to Ruby, including the impact of any of the foregoing on the relationships, contractual or otherwise, of the Business with third parties, provided, that this exception shall not be deemed to apply to any representation or warranty or condition to Closing that is intended to address the consequences of announcement or the other Transaction Documents or pendency or consummation of the transactions contemplated hereby or thereby, (F) any failure of the Business to meet any internal or industry financial estimates, forecasts or projections for any period (it being understood that any effect that has contributed to such failure may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect, unless it is otherwise excluded from the definition thereof pursuant to a clause other than this clause (F)), (G) any actions taken by or on behalf of Ruby or any of its Affiliates or (H) any actions taken by Emerson or any of its Affiliates that are required or expressly contemplated to be taken pursuant to this Agreement, except, in the case of clauses (A), (B), (C) and (D), to the extent the Business, taken as a whole, is disproportionately affected thereby relative to other participants in the industry or industries in which the Business operates or (ii) any event, occurrence, development, change, effect or state of circumstances or facts that would reasonably prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Emerson, JV NewCo or any of their respective Affiliates is a party.

“Minimum U.S. Cash Amount” means $50,000,000.

“Most-Recent Balance Sheet” means the unaudited balance sheet of the Business on a consolidated basis as of the Most-Recent Balance Sheet Date.

“Most-Recent Balance Sheet Date” means September 30, 2022.

“NewCo Borrower” means NewCo Borrower LP (as defined in the Master Step Plan), a

Delaware limited partnership and a wholly owned Subsidiary of NewCo Guarantor.

“NewCo Guarantor” means NewCo Guarantor LP (as defined in the Master Step Plan), a Delaware limited partnership and a wholly owned Subsidiary of Seller Notes Issuer.

“Offer Business Employee” means any Business Employee other than an Automatic Transfer Business Employee, an Emerald Entity Business Employee or a Deferred Business Employee.

“Order” means any order, writ, injunction, decree, judgment, award, settlement or stipulation issued, promulgated, made, rendered or entered into by or with any Governmental Authority.

“PBGC” means the Pension Benefit Guaranty Corporation.

“PEO” means professional employer organization.

“Partnership Formation” means the transactions described in Step 45 of the Master Step Plan (Partnership Formation) and the formation of JV NewCo as a partnership for U.S. federal income tax purposes.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personal Information” means any information that is defined as “personal data,” “personally identifiable information,” “personal information” or any similar term under Applicable Laws that regulate or otherwise relate to the privacy or security of such information or the security of any IT Assets.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period beginning after the Closing Date.

“Pre-Closing Adjusted Cash Flow” means the cash flow of the Business for the period from the Lockbox Date through the Closing, adjusted by the line items set forth on, and prepared in accordance with, the accounting policies, principles, practices and methodologies set forth on, the Accounting Policies.

“Pre-Closing Restructuring” means the steps in the Master Step Plan designated therein as the Pre-Closing Restructuring.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date; and, with respect to a Straddle Tax Period, the portion of such Tax period ending on the Closing Date and including the Closing Date.

“Preferred Equity Consideration” means $2,000,000,000.

“Privacy Requirements” means all applicable binding industry standards, public or posted policies of the Emerald Entities, Emerson and its Retained Subsidiaries, and Applicable Laws, in each case, (i) that regulate or otherwise relate to the privacy or security of Personal Information or the security of any IT Assets and (ii) solely to the extent applicable to the conduct of the Business or the Emerald Entities.

“Purchased Assets” means the Assigned IT Contracts, the Purchased Real Property and, other than with respect to any Excluded Contracts, the assets, properties and business, of every kind and description, owned by Emerson or any of the Retained Subsidiaries and used or held for use primarily (except for clauses (vi), (x)(B), (xi) and (xv) below, which shall be Purchased Assets as provided therein) in the conduct of the Business in each case as the same shall exist as of the applicable Assignment Time, including all right, title and interest of Emerson and the Retained Subsidiaries in, to and under the following, in each case, to the extent owned, held or used primarily (except for clauses (vi), (x)(B), (xi) and (xv) below, which shall be Purchased Assets as provided therein) in the conduct of the Business:

(i)   Emerald Property Related Assets and all other tangible personal property and interests therein, including all furniture, fixtures, furnishings, equipment, vehicles, leasehold improvements, tools, miscellaneous office supplies and any other tangible personal property located at the Purchased Real Property;

(ii)   all raw materials, work-in-process, finished goods, supplies and other inventories;

(iii)   all Intellectual Property Rights, including the Intellectual Property Rights listed in Section 1.01(k) of the Disclosure Schedule (the “Assigned IP Assets”);

(iv)   all IT Assets (the “Assigned IT Assets”);

(v)   subject to Section 5.09(b) and Section 5.09(c), all contracts, agreements, licenses, commitments, sales and purchase orders and other instruments, including those listed in Section 3.09 of the Disclosure Schedule (excluding any Excluded Contracts and any IT Contracts) and including the Purchased Shared Contracts;

(vi)   all past, current or future rights, claims, credits, causes of action or rights of set-off against third parties, including unliquidated rights under manufacturers’ and vendors’ warranties (and the right to receive all monies, proceeds, settlements and recoveries in connection therewith) to the extent related to the Business or the other Purchased Assets;

(vii)   all trade receivables and non-trade accounts receivable and other receivables (whether current or non-current) reflected on the Most-Recent Balance Sheet (including any intercompany accounts receivable that are payable by Emerson or any Retained Subsidiary and not eliminated in accordance with Section 5.03);

(viii)   all prepaid assets other than prepaid insurance;

(ix)   all governmental licenses, permits or other governmental authorizations;

(x)   (A) all originals and copies of all books, records, information, data, datasets, files and papers, primarily relating to the Business that are not Commingled Books and Records, with delivery to occur at the applicable Assignment Time , (B) all originals and copies of all books, records, information, data, datasets, files and papers, primarily relating to the Business and included in the Commingled Books and Records, with delivery to occur in accordance with and subject to the terms of Section 5.26 and/or Section 16 of the Transition Services Agreement, as applicable, (C) copies of all other books, records, information, data, datasets, files and papers to the extent otherwise relating to both the Business and the Retained Business, with delivery to occur in accordance with and subject to the terms of Section 5.26 and/or Section 16 of the Transition Services Agreement, as applicable, and in the case of clause (C), with each party having the right to use and disclose same without consent (subject to non-competition, non-solicitation and confidentiality obligations in the JV NewCo LP Agreement and the JV NewCo GP LLC Agreement) and (D) all minute books and corporate records of Emerald Entities (other than any information relating to any Taxes, which is subject to clause (xi)), in each case, whether in hard copy or electronic format, and in a mutually-agreed format;

(xi)   all Tax Returns and book, records, files and papers, whether in hard copy or electronic format, with respect to Taxes, (collectively, “Tax Records”) in each case that relate exclusively to Taxes of the Emerald Entities or Taxes imposed solely and exclusively with respect to the Business, the Assumed Liabilities or the Purchased Assets (it being understood that Emerson shall be permitted to retain copies of such Tax Records); and

(xii)   to the extent permitted by Applicable Law, the personnel records of Emerson or a Retained Subsidiary relating to the Transferred Employees; and

(xiii)   (A) all assets of the Emerald Entity Benefit Plans and (B) all assets of a Clone Benefit Plan or an Assumed Benefit Plan, in each case of this clause (B) to the extent that (x) such assets correspond to an Assumed Liability and (y) such assets can be transferred by Contract or Applicable Law;

(xiv)   all goodwill of or associated with the Business; and

(xv)   all assets, rights or properties set forth in the unaudited, consolidated and combined balance sheet of the Business as of the Most-Recent Balance Sheet Date (other than assets disposed of or decreased between the Most-Recent Balance Sheet Date and the Closing);

provided, that, notwithstanding anything in the foregoing, Specified Excluded Assets shall not constitute Purchased Assets.

“Purchased Real Property” means (i) the owned real property, together with all buildings, fixtures and improvements erected thereon and appurtenances thereto, listed on Section 3.12(a)(ii)(A) of the Disclosure Schedule (which includes the Emerald Property) and (ii) the leasehold and subleasehold interests in real property, together with the buildings, fixtures and improvements erected thereon, listed on Section 3.12(a)(ii)(B) of the Disclosure Schedule.

“Qualified Liabilities” means the intercompany obligations of the Emerald Entities set forth in Section 1.01(m) of the Disclosure Schedule, to the extent such obligations are “qualified liabilities” within the meaning of Section 1.707-5(a)(6) of the Treasury Regulations.

“Qualified Liability Repayment Amount” means the amount sufficient to eliminate the Qualified Liabilities at the Closing, as determined in accordance with Article 2 upon payment to the obligees thereof; provided that such amount shall be no greater than $160,000,000.

“Qualifying Offer” means an offer of employment made by JV NewCo or any Emerald Entity (or, if applicable, a PEO) for employment with any Emerald Entity (or, if applicable, a PEO) to any Business Employee (to the extent contemplated by Article 7), that (i) is on terms and conditions of employment no less favorable than the terms and conditions of employment applicable to the applicable employee immediately prior to the Applicable Transfer Time, (ii) is on terms and conditions of employment as required by Applicable Law and that satisfy the requirements set forth in Article 7, (iii) provides for a primary work location that is no more than 30 miles from the applicable employee’s primary work location immediately prior to the Closing, (iv) recognizes any period of service with Emerson or any of its Subsidiaries in accordance with Section 7.07, and (v) is structured in a manner, to the extent commercially reasonable, so as to mitigate or avoid any Liability under Applicable Law for severance, notice or payment of other similar benefits to the fullest extent possible under Applicable Law.

“Real Property Transfer Documents” means such bills of sale, certificates of title,

special warranty deeds (or local legal equivalent), assignments of leases and other instruments of conveyance as necessary to cause and evidence the transfer and conveyance of all of Emerson and any Retained Subsidiary’s right, title and interest in and to the Purchased Real Property to the Emerald Entities, in form and substance reasonably acceptable to Ruby.

“Remedial Action” means any investigation, remediation, clean-up, abatement, removal or monitoring (or words of similar import) of Hazardous Substances.

“Representative” means, with respect to any Person, such Person’s directors, officers, employees, counsel, financial advisors, financing sources, auditors, agents and other authorized representatives.

“Required Debt Proceeds Amount” means gross indebtedness (excluding original issue discount and fees) in an amount equal to $5,500,000,000.

“Required Information” means all financial statements, business and other financial data, and other pertinent information regarding the Business reasonably and timely requested in writing by Ruby and required to consummate the Debt Financing, including (i) the information required to be delivered pursuant to paragraph 5 of the Exhibit to each Debt Commitment Letter titled “Funding Conditions Precedent” (or any similar provisions pursuant to any permitted amendment to the Debt Commitment Letter or pursuant to any Alternate Financing), (ii) (x) the Audited Financial Statements and (y) the Interim Post-Signing Financial Statements to the extent such Interim Post-Signing Financial Statements are required to be delivered pursuant to Section 5.21, (iii) solely to the extent an Alternate Bond Financing Notice has been delivered, management’s discussion and analysis of financial condition and results of operations with respect to such Audited Financial Statements and the Interim Post-Signing Financial Statements, (iv) solely to the extent an Alternate Bond Financing Notice has been delivered, such other financial and other pertinent information regarding the Business (A) reasonably necessary for Ruby to prepare pro forma financial statements customarily included in offering memoranda for an offering of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act and (B) of the type and form customarily included in offering memoranda for private placements of non-convertible, high yield debt securities issued pursuant to Rule 144A promulgated under the Securities Act and (v) solely to the extent an Alternate Bond Financing Notice has been delivered, drafts of “comfort” letters in form and substance customary for the commencement of high-yield debt securities offerings relating to the financial statements and financial information to be included in a Rule 144A offering memorandum (including pursuant to the foregoing clauses (i), (ii), (iii) and (iv)) which the Independent Auditor would be prepared to issue upon completion of customary procedures. Notwithstanding anything to the contrary in this definition, nothing herein or otherwise will require Emerson or any of its Affiliates to provide (or be deemed to require any of them to prepare) any (1) pro forma financial statements or pro forma financial information, (2) description of all or any portion of the Debt Financing, including any “description of notes”, (3) risk factors relating to all or any component of the Debt Financing or (4) any Excluded Information.

“Retained Business” means any business now, previously or hereafter conducted by Emerson or any of its Subsidiaries or Affiliates other than the Business.

“Retained Insurance Policies” means any Third-Party Insurance Policy other than the Emerald Insurance Policies, which, for the avoidance of doubt, shall include the Emerson Placed FM Global Insurance Policies as held on the date hereof.

“Retained Subsidiaries” means all of the direct and indirect Subsidiaries of Emerson other than the Emerald Entities. For the avoidance of doubt, the Subsidiaries of Emerson set forth on Section 1.01(g) of the Disclosure Schedule shall be included in the Retained Subsidiaries.

“Ruby Common Percentage” means (a) 55% (if no Increase Election is delivered by Emerson and/or no Ruby Common Percentage Notice is delivered by Ruby pursuant to Section 5.27) or (b) the percentage set forth in the Ruby Common Percentage Notice; provided that such percentage shall be expressed as a whole percentage and shall be no less than 55% and no more than 60%.

“Ruby Fundamental Representations” means the representations and warranties contained in Sections 4.01, 4.02, 4.04(a), 4.07, 4.08 and 4.10.

“Ruby Parties” means Ruby and Debt Merger Sub.

“Ruby Related Entities” means Ruby and its Subsidiaries (including Debt Merger Sub).

“R&W Insurance Policy” means any representations and warranties insurance policy with respect to the representations or warranties set forth in Article 3 of this Agreement.

“Sanctions Laws” means any applicable economic sanctions in any jurisdiction in which Emerson or its Subsidiaries conduct business including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Commission, any European Union Member State, and Her Majesty’s Treasury of the United Kingdom.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Notes Issuance Steps” means the transactions described in the Master Step Plan designated therein as the Seller Notes Issuance Steps.

“Seller Notes Issuer” means Newco Seller Paper Issuer LP (as defined in the Master Step Plan), a Delaware limited partnership and a wholly owned Subsidiary of JV NewCo.

“Shared Contracts” means Contracts of Emerson or any of its Subsidiaries with one or more third parties that relate to, or under which the rights of Emerson or its Subsidiaries are exercised for the benefit of, both (i) Purchased Assets, the Assumed Liabilities or the Business and (ii) any Excluded Assets, Excluded Liabilities or Retained Business, including any such Shared Contracts set forth in Section 1.01(n) of the Disclosure Schedule but excluding any IT Contracts or Excluded Contracts.

“Shared IT Contracts” means any IT Contracts that relate to, or under which the rights of Emerson or its Subsidiaries are exercised for the benefit of, both (i) the Purchased Assets, the Assumed Liabilities or the Business and (ii) any Excluded Assets, Excluded Liabilities or Retained Business.

“Shares” means the Foreign Purchased Shares and all of the outstanding shares of capital stock of, or other equity interests in JV NewCo (including the Acquired JV NewCo Equity Interests) and the other Emerald Entities.

“Side Letter” means that certain Side Letter Agreement dated as of the date hereof, by and among Emerson, Ruby, JV NewCo and the Investors (as defined therein).

“Specified Excluded Assets” means (i) assets, properties and business, of every kind and description located in the Russian Federation, (ii) all property and assets described in Section 1.01(o)(i) of the Disclosure Schedule to the extent they are not primarily related to the Business and (iii) all property and assets described in Section 1.01(o)(ii) of the Disclosure Schedule.

“Stand Up Costs” means any documented, out-of-pocket fees, costs and expenses to stand up the Business as a standalone business in connection with the transactions contemplated by this Agreement, which fees, costs and expenses shall include (i) any accrued severance or statutory termination indemnities or gratuities that become payable to Transferred Employees as a result of the transfer of such Transferred Employees’ employment to a PEO in connection with the transactions contemplated by the Transaction Documents, (ii) any sign-on, concession or similar payments paid or payable by Emerson and its Subsidiaries (including the Emerald Entities) to Transferred Employees who are employed in a non-U.S. jurisdiction that are made in order to facilitate the transfer of such Transferred Employees’ employment to an Emerald Entity in connection with the transactions contemplated by the Transaction Documents, (iii) all Transfer Taxes imposed with respect to the transactions contemplated by this Agreement (including any Transfer Taxes incurred with respect to the Pre-Closing Restructuring, the Closing Trigger Date Restructuring or any other steps by the Master Step Plan, as it may be amended pursuant to Section 2.01(d) and/or Section 2.01(e), but excluding any Transfer Taxes included in Section 6.06(a)(xv)), and (iv) any other fees, costs or expenses of the type set forth on Schedule III.

“Straddle Tax Period” means a Tax period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person; provided, however, that for the purposes of this Agreement, after the Closing, none of the Emerald Entities shall be deemed to be a Subsidiary of Emerson or any Retained Subsidiary. For the avoidance of doubt, in no event shall Aspen Technology, Inc. or any of its Subsidiaries be deemed to be a Subsidiary of Emerson hereunder.

“Tax” means any federal, state, provincial, local or non-U.S. tax or other like assessment or charge, in each case, in the nature of a tax and imposed by any Governmental Authority, including any net income, gross receipts, sales, use, value-added, goods and services, profits, license, withholding, payroll, employment, unemployment, social security (or similar), disability, estimated, excise, severance, customs, duty, capital stock, premium, property, capital gains, transfer, stamp, environmental, alternative or add-on minimum, occupation and franchise tax, together with any interest, penalty, addition to tax or additional amount imposed with respect thereto, whether disputed or not.

“Tax Accounting Principles” means the principles set forth in Exhibit A of the JV NewCo LP Agreement.

“Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including deductions and credits related to alternative minimum Taxes) and losses or deductions deferred by the Code or other Applicable Law (including pursuant to Section 163(e)(3) or Section 163(j) of the Code).

“Tax Proceeding” means any claim, audit, action, suit, litigation, examination, investigation or other proceeding with a Taxing Authority in respect of any Tax.

“Tax Return” means any report, return, document, declaration or other information or filing filed or required to be filed with any Taxing Authority with respect to Taxes and any amendment thereto, including information returns and any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all written agreements or arrangements binding any Foreign Purchased Entities or Emerald Entities that provide for the allocation, apportionment, sharing or assignment of any Tax Liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability, in each case other than any such agreement or arrangement (i) solely between or among Emerald Entities or (ii) entered into in the ordinary course of business and not primarily relating to Taxes.

“Taxing Authority” means any Governmental Authority responsible for the imposition,

determination, administration or collection of any Tax.

“Third-Party Insurance Policy” means any insurance policy maintained by Emerson, its Retained Subsidiaries or any of the Emerald Entities which is purchased from a third-party insurance provider, excluding, for the avoidance of doubt, any self-insurance and other arrangements pursuant to which Emerson or any Retained Subsidiary directly or indirectly pays claims for insurance.

“Transaction Documents” means, collectively, this Agreement, each Foreign Transfer Agreement, the JV NewCo LP Agreement, JV NewCo GP LLC Agreement, the Emerald Lease, the Real Property Transfer Documents, the Transition Services Agreement, the Common Interest Agreement, the Restructuring Agreements, the Side Letter and, subject to Section 5.23, the Seller Notes.

“Transaction Expenses” means (i) with respect to Emerson and its Affiliates (including, prior to Closing, the Emerald Entities), other than the Debt Expenses, all out-of-pocket costs, fees and expenses paid or payable by such Persons to any third-party Person incurred by or on behalf of such Persons on or before the Closing in connection with the preparation, negotiation, execution and consummation of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby (including steps contemplated by the Master Step Plan) in an amount not to exceed $50,000,000 in the aggregate; (ii) with respect to Ruby and its Affiliates, other than the Debt Expenses, all out-of-pocket costs, fees and expenses paid or payable by such Persons to any third-party Person incurred by or on behalf of such Persons on or before the Closing in connection with the preparation, negotiation, execution and consummation of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby in an amount not to exceed $50,000,000 in the aggregate; provided, however, that the fees, costs and expenses described in this clause (ii) shall not include any costs, fees or expenses payable in connection with the Equity Financing and/or the arrangement thereof; and (iii) the premium (including any diligence or underwriting fee, broker fee and surplus lines or premium tax and any other applicable tax, fee or surcharge) for the R&W Insurance Policy, which shall not exceed $25,000,000 (the “R&W Insurance Expenses”); provided, however, that Transaction Expenses shall not include any Stand Up Costs.

“Transfer Act” means the Connecticut Transfer Act, Conn. Gen. Stat. §§ 22a-134 et seq.

“Transfer Tax” means any sales, use, value added, registration, stamp, customs or duties, documentary, transfer (including real property transfer) and similar Taxes (including any penalties and interest), in each case with respect to the transactions contemplated by this Agreement, including the transactions constituting the Pre-Closing Restructuring, Closing Trigger Date Restructuring, Seller Notes Issuance Steps, the disposition of interests in the Foreign Purchased Entities, and the Asia Restructuring Steps, but excluding any non-resident capital gain Tax imposed by any Taxing Authority.

“Transferred Employee” means (i) any Automatic Transfer Business Employee and any Deferred Automatic Transfer Business Employee who does not expressly object to the transfer of his or her employment pursuant to the Automatic Transfer Regulations, (ii) any Emerald Entity Business Employee, (iii) any Deferred Entity Business Employee who is Employed by a Deferred Business Entity as of immediately prior to the Applicable Transfer Time, (iv) any Offer Business Employee or Deferred Offer Business Employee who accepts (or is deemed to accept in accordance with Section 7.01(a) or Section 7.01(b)) an offer of employment from JV NewCo or any Emerald Entity (or, if applicable, a PEO), and (v) any Inactive Employee who receives, and accepts (or is deemed to accept), an offer of employment from any Emerald Entity (or, if applicable, a PEO) in accordance with Section 7.01(b). For the avoidance of doubt, a Transferred Employee does not include any Offer Business Employee or Deferred Offer Business Employee who rejects a Qualifying Offer.

“Transition Services Agreement” means a Transition Services Agreement to be entered into between JV NewCo and Emerson at the Closing in substantially the form attached hereto as Exhibit A.

“Treasury Regulations” means the rules and regulations promulgated by the U.S. Treasury Department under the Code.

“Willful Breach” means a deliberate act or a deliberate failure to act, taken with knowledge that such act, or failure to act, constitutes, or would reasonably be likely to constitute, in and of itself a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.

(b)   Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Actual Fraud	9.09(b)
Accounting Referee	2.15(d)
Aggregate Foreign Purchase Tax Consideration	2.13(c)
Agreed Allocation Statement	2.13(d)
Agreement	Preamble
Allocation Principles	2.13(a)
Alternative Steps	2.01(a)
Assigned IP Assets	1.01(a)
Assigned IT Assets	1.01(a)
Assumed Environmental Liability Agreements	5.15
Business Data	3.13(f)
Business Marks	5.11(c)
Cash Incentives	7.14
China Cash Extraction Period	5.22(a)

Term	Section
Closing	2.02
Closing Statement	2.15
Commingled Books and Records	5.26
Continuation Period	7.03
Contributed Section 197 Intangible	6.11(a)
Control	1.01(a)
Consultation Period	6.11(a)
Covenant Third Parties	5.11(d)
Covered Tax Asset	6.03(b)
Covered Tax Benefit	6.03(b)
CTDEEP	5.15(a)
Current Representation	5.08
Damages	9.02(a)
Debt Commitment Letter	4.05(a)(i)
Debt Expenses	5.13(i)
Debt Financing	4.05(a)(i)
Debt Merger	2.04
Debt Merger Agreement	2.04
Debt Merger Sub	Preamble
Deferred Closing	2.17(a)
Deferred Closing Actions	2.17(a)
Deferred Funding Steps	2.17(d)
Delegation of Authority	5.25(a)
Designated Counsel	5.08
Designated Person	5.08
DFS Provisions	11.02(c)
Disagreed Allocation	2.13(d)
Dispute Notice	2.15(c)
Disputed Item	2.15(c)
e-mail	11.01
Effective Time	2.02(a)
End Date	10.01(b)
Emerald 401(k) Plan	7.04
Emerald Claims	3.20
Emerald Entity Securities	3.05(b)(ii)
Emerald International Retirement Plan	7.06
Emerson	Preamble
Emerson Consolidated Tax Returns	6.01(a)
Emerson DB Plan	7.05(a)
Emerson Indemnified Parties	9.02(a)
Emerson Insurance Securities	5.16

Term	Section
Emerson Prepared Tax Returns	6.01(a)
Emerson Separate Tax Returns	6.01(a)
Emerson Transition Period	5.11(c)
Emerson Welfare Plan	7.08
Enforceability Exceptions	3.02
Equity Based Awards	7.19
Equity Commitment Letter	4.05(a)(ii)
Equity Financing	4.05(a)(ii)
Equity Treatment Letter	7.14
Estimated Common Equity Consideration	2.14(a)
Estimated Debt-Financed Distribution Amount	2.14(a)
Estimated Preformation Expenditure Reimbursement Amount	2.14(a)
European Works Council	5.04(g)
European Works Council Agreement	5.04(g)
Exception Claim	9.03
Excess Income Tax Liability	6.03(a)
Excluded Contracts	1.01(a)
Excluded Liabilities	2.11
Financial Statements	3.06
Financing	4.05(a)(ii)
Financing Commitment Letters	4.05(a)(ii)
Foreign Indemnity Payment	6.07
Foreign Transfer Agreement	2.20
Foreign Purchase Allocation	2.13(c)
GAAP Carve-Out Adjustments	3.06
Increase Election	5.27
Indemnified Party	9.03
Indemnifying Party	9.03
Independent Auditor	5.13(d)(v)
Independent Valuation	6.11(a)
Infringes	5.11(d)(i)
Inventions	5.11(d)(i)
JV Equity Allocation	2.13(b)
JV NewCo Indemnified Parties	9.02(b)
JV NewCo Tax Indemnified Parties	6.06(b)
Material Contract	3.09(b)
Middlefield Property	5.15(a)
National Coordinating Counsel	5.08(a)
Negative Hedging Adjustment Amount	5.17(b)
Non-Business Assets	5.09(a)

Term	Section
Notice of Disagreement	6.11(a)
Notice Period	9.04
Novated Hedging Contracts	5.17(a)
Objection Notice	2.13(d)
Optional Steps	2.01(a)
Patents	1.01(a)
Permits	3.14
Permitted Liens	3.12(e)
Positive Hedging Adjustment Amount	5.17(b)
Post-Closing Representation	5.08
Potential Contributor	9.06
Potential Indemnified Party	6.06(c)
Potential Indemnifying Party	6.06(c)
Pre-Closing Restructuring	2.01
Pro Rata Cash Incentives	7.14
Proposed Allocation Statements	2.13(c)
Proposed Foreign Allocation Statement	2.13(c)
Proposed JV Allocation Statement	2.13(c)
Purchaser Covenant Parties	5.11(d)(i)
PwC	6.11(a)
PwC Opinion	6.11(b)
PwC Valuation	6.11(a)
Real Property	3.12(a)(ii)(B)
Recall	3.25(c)
Registered Business Intellectual Property Rights	3.13(a)
Regulatory Concession	5.04(a)(i)(D)
Released Parties	5.14
Releasing Parties	5.14
Restrictive Covenant Agreement	7.19
Retiree Plan Participant	7.05(b)
Ruby	Preamble
Ruby Common Percentage Notice	5.27
Ruby Related Parties	10.03(b)
Ruby Tax Indemnified Parties	6.06(b)
Section 197(f)(9) Intangible	6.11(b)
Section 2.16(a) Amount	2.16(b)
Seller Covenant Parties	5.11(d)(i)
Seller Notes	5.23
Seller Notes Amount	5.23
Seller Notes Term Sheet	5.23
Solvent	4.06

Term	Section
Specified Liabilities	9.02(a)
Sponsors	Recitals
Taxing Authority	1.01(a)
Tax Claim	6.06(c)
Tax Controversy	6.06(c)
Termination Fee	10.03(a)
Third Party Consents	5.04(a)
Third Party Claim	9.03
Trademarks	1.01(a)
Trade Secrets	1.01(a)
Transfer Act Filing	5.15(a)
Transfer Act Work	5.15(c)
Transition Period	5.11(b)
WARN Act	3.16(j)

Section 1.02. Other Definitional and Interpretative Provisions.

(a)   The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b)   The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.

(c)   References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement.

(d)   Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.

(e)   Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.

(f)   “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.

(g)   References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms thereof.

(h)   References to any Person include the successors and permitted assigns of that Person (including, in the case of each Person that shall be converted into limited partnerships pursuant to the Pre-Closing Restructuring, the respective limited partnerships into which such Person shall be converted).

(i)   References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(j)   References to “law”, “laws” or to any Applicable Law shall be deemed to refer to such law or Applicable Law as amended from time to time, except as otherwise specified herein, and to any rules or regulations promulgated thereunder.

(k)   All references to any time herein shall refer to Eastern Time.

(l)   The parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m)   References to “ordinary course of business” shall be deemed to be followed by the words “consistent with past practices” (with such practices taking into account good faith actions taken in response to SARS-CoV-2 or COVID-19 (and any evolutions or mutations thereof or other epidemics, pandemics or disease outbreaks), including in response to restrictions imposed by Applicable Law, guidance released by any Governmental Authority and health and safety considerations related thereto).

(n)   The term “made available” and words of similar import mean that the relevant documents or materials were available in the electronic data room for Project Emerald hosted by DealRoom with access provided to Ruby and its Representatives at least two Business Days prior to the execution and delivery of this Agreement.

Article 2
Closing Transactions

Section 2.01. Pre-Closing Restructuring and Closing Trigger Date Restructuring.

(a)   As part of the Pre-Closing Restructuring, on or before the day that is four (4) days prior to the Closing Date, Emerson shall, and shall cause its Affiliates to, consummate or have consummated, the Partnership Formation.

(b)   On the later of (i) the Closing Trigger Date and (ii) the day that is four (4) days prior to the Closing Date, and in any case following the consummation of the Partnership Formation, Emerson shall cause its Affiliates to consummate the Closing Trigger Date Restructuring.

(c)   On or before the day that is at least one (1) day prior to the Closing Date, Emerson shall, and shall cause its Affiliates to, consummate or have consummated the Pre-Closing Restructuring (provided that for the avoidance of doubt, the Partnership Formation shall occur at the time set forth in Section 2.01(a)) in accordance with the terms thereof and at the time or times and the sequence as set forth therein.

(d)   At least ten (10) Business Days prior to the Closing Date, Emerson shall deliver to Ruby a written statement (the “Emerson Pre-Closing Allocation Schedule”) setting forth (i) Emerson’s irrevocable election, which Emerson shall be entitled to elect in its sole discretion, whether to undertake any Emerson Optional Pre-Closing Step, (ii) the name of each Emerson Contributor and their ownership of issued and outstanding JV NewCo Common Units, after giving effect to such Emerson Optional Pre-Closing Step, (iii) Emerson’s allocation of the Acquired JV NewCo Equity Interests to be sold to Ruby pursuant to Section 2.08 among the Emerson Contributors after giving effect to such Emerson Optional Pre-Closing Step; provided that not more than 95% of the partnership interest (as determined for U.S. federal income tax purposes based on the capital contributions made by each Emerson Contributor), calculated for each Emerson Contributor by aggregating the amounts held by such Emerson Contributor (before giving effect to any Emerson Optional Pre-Closing Steps) and/or any Subsidiaries of such Emerson Contributor formed pursuant to any Emerson Optional Pre-Closing Steps (i.e., Newco 1 LLC, Newco 2, LLC, Newco 3 LLC and/or Newco 4, LLC, each as defined in the Master Step Plan), shall be Acquired JV NewCo Equity Interests to be sold to Ruby pursuant to Section 2.08 and (iv) drafts of all Restructuring Agreements required to effect such Emerson Optional Pre-Closing Steps, if any, which shall be subject to review in accordance with Section 2.01(f). Any entity classification or other Tax election made in connection with such Emerson Optional Pre-Closing Steps, if any, shall be effective only on the Closing Date. If Emerson elects to undertake one or more Emerson Optional Pre-Closing Steps pursuant to this Section 2.01(d), all references to the Pre-Closing Restructuring in this Agreement shall refer to such Pre-Closing Restructuring after giving effect to such Emerson Optional Pre-Closing Steps and excluding any transactions replaced therewith.

(e)   Following the date of this Agreement and prior to the Closing, upon the reasonable request of the other party, each of Emerson and Ruby shall cooperate in good faith to amend the Pre-Closing Restructuring Steps, the Closing Trigger Date Restructuring, the Seller Notes Issuance Steps or the Asia Restructuring; provided that no such amendment shall be made without each party’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). If the Pre-Closing Restructuring, Closing Trigger Date Restructuring, Seller Notes Issuance Steps or Asia Restructuring is so amended, all references to the Pre-Closing Restructuring, Closing Trigger Date Restructuring, Seller Notes Issuance Steps Asia

Restructuring, respectively, in this Agreement shall refer to such Pre-Closing Restructuring, Closing Trigger Date Restructuring, Seller Notes Issuance Steps or Asia Restructuring, as so amended.

(f)   Emerson shall provide Ruby and its advisors with a reasonable opportunity (and, in any event, no fewer than ten (10) Business Days) to review and comment on all Contracts and other documents (including any Tax elections and Intellectual Property Rights assignment agreements or other recordation documents relating to Intellectual Property Rights) executed to implement the Pre-Closing Restructuring, Closing Trigger Date Restructuring, Seller Notes Issuance Steps or Asia Restructuring (for the avoidance of doubt, including any Emerson Optional Pre-Closing Steps that are elected in accordance with Section 2.01(d)) (the “Restructuring Agreements”) in advance of carrying out any such steps, which comments shall be considered by Emerson in good faith; provided, however, that (i) with respect to any Restructuring Agreements effecting any material steps, which shall include any steps that relate to or affect the Emerald Entities and reflect numbers, amounts, values or percentages set forth in the Master Step Plan that are not determined pursuant to this Agreement (or any changes thereto) or the Allocation Principles (which numbers, amounts, values or percentages, to the extent not determined pursuant to this Agreement, including the Allocation Principles, shall be reasonably agreed between Emerson and Ruby consistent with this Agreement and the Allocation Principles) and the steps set forth on Section 2.01(f) of the Disclosure Schedule or described in Section 2.01(g), such Restructuring Agreements shall be mutually agreed by Emerson and Ruby (neither party’s agreement to be unreasonably withheld, conditioned or delayed) (it being understood that the foregoing shall not apply to any Foreign Transfer Agreements, the terms of which shall be subject to Section 2.20), and (ii) without limiting Section 2.08, Section 5.09(a) or Section 5.11(e), with respect to any Intellectual Property Rights agreements or other recordation documents relating to Intellectual Property Rights that are reasonably required under the Applicable Law of the relevant jurisdiction to vest title and ownership in the applicable Emerald Entity to the Assigned IP Assets registered in jurisdictions other than the United States, (A) the parties shall cooperate in good faith to identify such agreements and documents, (B) the initial forms of such agreements or documents shall be prepared by Emerson, and (C) the final forms of such agreements or documents shall be mutually agreed by Emerson and Ruby (neither party’s agreement to be unreasonably withheld, conditioned or delayed); provided, that JV NewCo shall reimburse each of Emerson and Ruby for its documented out-of-pocket costs and expenses incurred in connection with this clause (ii).

(g)   Pursuant to and in accordance with the Pre-Closing Restructuring (and, to the extent not contemplated by the Master Step Plan, in a matter reasonably agreed by Ruby and Emerson, each acting in good faith), prior to the Closing, Emerson shall, and shall cause the Retained Subsidiaries to, sell, convey, distribute, transfer, assign and/or deliver to the applicable Emerald Entities, and the applicable Emerald Entities shall assume, all of Emerson’s and the Retained Subsidiaries’ right, title and interests in and to the Purchased Assets owned by Emerson or any Retained Subsidiary organized in the United States, free and clear of any Liens other than Permitted Liens, and the applicable Emerald Entities shall assume the Assumed Liabilities of

Emerson and any Retained Subsidiary organized in the United States. For the avoidance of doubt, subject to the terms and conditions set forth herein, all Purchased Assets will be transferred to the Emerald Entities and all Assumed Liabilities will be assumed by the Emerald Entities either pursuant to this Section 2.01(g) or pursuant to Section 2.09.

Section 2.02. Closing.

(a)   Subject to Section 2.17 and Section 2.18, the closing (the “Closing”) of the transactions contemplated hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York or by electronic communications and transmission of .PDF documents, on (i) subject to the last sentence of this Section 2.02(a), if there are at least two Business Days remaining in the calendar month in which the Closing Trigger Date occurs, the last Business Day in such calendar month or (ii) otherwise, the last Business Day in the immediately succeeding month (subject, in each case, to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions described in clauses (i) and (ii) of the definition of the Closing Trigger Date); provided, that if if the Marketing Period has not ended at the time of the Closing Trigger Date, the Closing shall be delayed and occur instead on the date following the Closing Trigger Date that is the earlier to occur of (x) the last Business Day of the calendar month occurring before or during the Marketing Period as may be specified by Ruby on no less than three Business Days’ prior written notice to Emerson and (y) the last Business Day of the calendar month in which the date that is five (5) Business Days following the final day of the Marketing Period (subject, in each case, to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions described in clauses (i) and (ii) of the definition of the Closing Trigger Date on the Closing Date). Notwithstanding the foregoing, (i) Emerson and Ruby may mutually agree in writing to have the Closing occur on another date or to waive the Marketing Period; and (ii) if Closing has not occurred on or before July 31, 2023, Emerson may, upon at least three Business Days’ prior written notice to Ruby, require that the Closing occur on a day following the Closing Trigger Date that is not the last Business Day of a month (but is no earlier than the date that is five (5) Business Days following the final day of the Marketing Period), but subject, in each case, to the satisfaction or, to the extent permitted by Applicable Law, waiver of the conditions described in clauses (i) and (ii) of the definition of the Closing Trigger Date on the Closing Date. Notwithstanding the foregoing, at the time of Closing, the conditions set forth in Article 8 shall have been satisfied or, to the extent permitted by Applicable Law, waived by the applicable parties hereto. For the avoidance of doubt, notwithstanding the determination of the Closing Date pursuant to this Section 2.02(a), the Partnership Formation must occur on or before the day that is four (4) days prior to the Closing Date.

(b)   At the Closing, Ruby shall deliver to Emerson:

(i)   a counterpart to each Transaction Document not previously executed and delivered to which Ruby or any Affiliate thereof is a party duly executed by Ruby or such Affiliate, as applicable;

(ii)   the certificate referred to in Section 8.03(c);

(iii)   all other documents expressly required to be delivered by Ruby on or prior to the Closing Date pursuant to this Agreement; and

(iv)   such other documents that are necessary to effect the transactions contemplated by this Agreement.

(c)   At the Closing, Emerson shall deliver to Ruby:

(i)   a counterpart to each Transaction Document not previously executed and delivered to which Emerson or any Affiliate thereof is a party duly executed by Emerson or such Affiliate, as applicable;

(ii)   appropriate evidence of ownership reasonably acceptable to Ruby, representing the Acquired JV NewCo Equity Interests, registered in the name of Ruby;

(iii)   the certificate referred to in Section 8.02(d);

(iv)   a duly executed IRS Form W-9 for each of the Emerson Contributors;

(v)   all other documents expressly required to be delivered by Emerson or its Subsidiaries to Ruby on or prior to the Closing Date pursuant to this Agreement; and

(vi)   such other documents that are necessary to effect the transactions contemplated by this Agreement.

(d)   At the Closing, Emerson shall deliver to JV NewCo:

(i)   certificates for the Foreign Purchased Shares (if certificated) duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto (to the extent available at Closing);

(ii)   a duly executed IRS Form W-9 for each of Emerson and each Retained Subsidiary that is (A) transferring Foreign Purchased Assets and/or Foreign Purchased Shares and (B) a United States person as defined in Section 7701(a)(30) of the Code;

(iii)   all other documents expressly required to be delivered by Emerson or its Subsidiaries to the Emerald Entities on or prior to the Closing Date pursuant to this Agreement; and

(iv)   such other documents that are necessary to effect the transactions contemplated by this Agreement.

provided that, in the case of Sections 2.02(b) - (d) above, any delivery to the extent related to the Deferred Closing shall occur pursuant to Section 2.17(b).

Section 2 .03. Incurrence of Debt. At the Closing, Debt Merger Sub shall borrow from the sources of the Debt Financing or the Alternative Financing an amount equal to the Required Debt Proceeds Amount, and shall cause the Required Debt Proceeds Amount (net of aggregate Debt Expenses) to be delivered by such sources of the Debt Financing or the Alternative Financing (or, if the Required Debt Proceeds Amount is funded into escrow prior to the Closing, shall cause such proceeds to be released from escrow at the Closing) to Debt Merger Sub in immediately available funds by wire transfer to an account or accounts of Debt Merger Sub, as designated by Ruby. For the avoidance of doubt, Debt Merger Sub may borrow, in addition to the foregoing, additional amounts under one or more revolving credit facilities.

Section 2.04. Debt Merger. Following the Partnership Formation and prior to the Closing, Debt Merger Sub shall enter into an agreement and plan of merger (the “Debt Merger Agreement”) with NewCo Borrower, in form and substance reasonably acceptable to Ruby and Emerson, providing for the merger of Debt Merger Sub with and into NewCo Borrower (the “Debt Merger”), with NewCo Borrower continuing as the surviving constituent entity, the shares of capital stock of Debt Merger Sub being cancelled for no consideration and the limited partnership interests and general partner of NewCo Borrower continuing unaffected. The Debt Merger shall be effected at the Closing following receipt of the Required Debt Proceeds Amount (net of aggregate Debt Expenses) by Debt Merger Sub as described in Section 2.03 pursuant to the Debt Merger Agreement and in accordance with the terms of this Agreement, the Delaware Revised Uniform Limited Partnership Act and the Delaware Limited Liability Company Act. Emerson shall cause NewCo Borrower to enter into the Debt Merger Agreement and shall cause the general partner of NewCo Borrower to approve NewCo Borrower’s entry into, and to adopt, the Debt Merger Agreement and the consummation of the Debt Merger, in each case, in its capacity as the general partner of NewCo Borrower.

Section 2.05. Debt-Financed Distribution. At the Closing, following the Debt Merger as described in Section 2.04:

(a)   NewCo Borrower shall, and Emerson shall cause NewCo Borrower to, distribute the Estimated Debt-Financed Distribution Amount to NewCo Guarantor;

(b)   NewCo Guarantor shall, and Emerson shall cause NewCo Guarantor to, following receipt of such amount, distribute the Estimated Debt-Financed Distribution Amount to Seller Notes Issuer;

(c)   Seller Notes Issuer shall, and Emerson shall cause Seller Notes Issuer to, following receipt of such amount, distribute the Estimated Debt-Financed Distribution Amount to NewCo; and

(d)   JV NewCo shall, following receipt of such amount, distribute the Estimated Debt-Financed Distribution Amount to the Emerson Contributors in accordance with the Debt-Financed Distribution Allocation Principles.

Section 2.06. Settlement of Qualified Liabilities. At the Closing, immediately following the consummation of the steps and transactions described in Section 2.05, JV NewCo shall, or shall cause its Subsidiaries to, repay the Qualified Liabilities by paying the Qualified Liability Repayment Amount to the applicable obligees with respect to the Qualified Liabilities.

Section 2.07. Issuance of Seller Notes. At the Closing, immediately following the consummation of the steps and transactions described in Section 2.06, each of JV NewCo and Emerson shall, and shall cause its Affiliates to, consummate the Seller Notes Issuance Steps.

Section 2.08. Purchase and Sale of the Acquired JV NewCo Equity Interests and JV NewCo GP Units. At the Closing, immediately following the consummation of the steps and transactions described in Section 2.07:

(a)   Emerson shall, and shall cause the other Emerson Contributors to, (i) sell to Ruby, and Ruby shall purchase from the Emerson Contributors, the Acquired JV NewCo Equity Interests held by the Emerson Contributors in the allocations determined pursuant to Section 2.01(d), for aggregate consideration equal to (A) the Preferred Equity Consideration, plus (B) an amount equal to the Estimated Common Equity Consideration (subject to adjustment pursuant to Section 2.16) by Ruby in immediately available funds by wire transfer to an account or accounts of the Emerson Contributors, as designated by Emerson, and (ii) transfer and deliver to Ruby such Acquired JV NewCo Equity Interests free and clear of any Lien other than Liens arising under applicable securities laws; and

(b)   Emerson shall, or shall cause the other applicable Emerson Contributor to, (i) sell to Ruby, and Ruby shall purchase from such Emerson Contributor, the Ruby Common Percentage of JV NewCo GP Units held by such Emerson Contributor, for no consideration and (ii) transfer and deliver to Ruby such JV NewCo GP Units free and clear of any Lien other than Liens arising under applicable securities laws.

Section 2.09. Foreign Steps.

(a)   At the Closing, immediately following the consummation of the steps and transactions described in Section 2.08 (but subject to Section 2.17, as applicable):

(i)   Emerson shall, and shall cause the applicable Retained Subsidiaries to, consummate the Foreign Closing Transactions; and Emerson or the Retained Subsidiaries, as applicable, shall transfer and deliver to JV NewCo and/or such Subsidiaries the Foreign Purchased Shares in accordance with the Foreign Closing

Transactions free and clear of any Lien other than Liens arising under applicable securities laws;

(ii)   Emerson shall, and shall cause the Retained Subsidiaries to, sell, convey, contribute, distribute, transfer, assign and deliver to JV NewCo and/or its designated Subsidiaries, free and clear of any Liens other than Permitted Liens, and JV NewCo and/or such Subsidiaries shall purchase and accept from Emerson and the Retained Subsidiaries, all of all of Emerson’s and the Retained Subsidiaries’ right, title and interests in and to the Foreign Purchased Assets in accordance with the Foreign Closing Transactions;

(iii)   As partial consideration for the purchase of the Foreign Purchased Assets, JV NewCo and/or its designated Subsidiaries acquiring the Foreign Purchased Assets shall assume, or JV NewCo shall cause one or more of its other Subsidiaries to assume, all Foreign Assumed Liabilities. JV NewCo’s obligations under this Section 2.09(a)(iii) shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any representation, warranty or covenant contained in the Transaction Documents or any other agreement or document delivered in connection therewith or any right to indemnification hereunder or otherwise; and

(iv)   In consideration for the transfer of the Foreign Purchased Shares and the Foreign Purchased Assets pursuant to this Section 2.09, in addition to the assumption of the Foreign Assumed Liabilities pursuant to Section 2.09(a)(iii), JV NewCo and/or its designated Subsidiaries acquiring the Foreign Purchased Shares and Foreign Purchased Assets shall pay the Aggregate Foreign Purchase Consideration Amount, such amount to be allocated among JV NewCo and such Subsidiaries and to be paid to Emerson and the Retained Subsidiaries transferring such Foreign Purchased Shares and Foreign Purchased Assets, in each case, in accordance with the Allocation Principles (as they may be amended pursuant to Section 2.13(a).

(b)   In accordance with the timing and sequence set forth in the Master Step Plan, each of Emerson and JV NewCo shall cause its Affiliates to consummate the Asia Restructuring (which, for the avoidance of doubt, shall occur prior to September 30, 2023). For the avoidance of doubt, the applicable Emerald Entity’s payment obligation under Step 102c of the Master Step Plan is conditioned upon the prior receipt by such Emerald Entity of the corresponding amount of unrestricted cash pursuant to Step 102b of the Master Step Plan.

Section 2.10. Reimbursement for Expenses. At the Closing, immediately following the consummation of the steps and transactions described in Section 2.09(a), JV NewCo shall, in consideration of the incurrence of such Transaction Expenses on behalf of and for the benefit of JV NewCo, pay or cause to be paid (i) the Transaction Expenses of Emerson and its Affiliates to the applicable payees pursuant to the instructions set forth on the invoices delivered pursuant to Section 2.14 (which may include Emerson and its Retained Subsidiaries), or, at Emerson’s

election or if no such invoice was so delivered, to Emerson or its Retained Subsidiaries as Emerson may reasonably determine, (ii) the Transaction Expenses of Ruby and its Affiliates (other than R&W Insurance Expenses) to the applicable payees pursuant to the instructions set forth on the invoices delivered pursuant to Section 2.14 (which may include Ruby and its Affiliates), or, at Ruby’s election or if no such invoice was so delivered, to Ruby or its Affiliates as Ruby may reasonably determine and (iii) the R&W Insurance Expenses to the applicable payees pursuant to the instructions set forth on the invoices delivered pursuant to Section 2.14.

Section 2.11. Excluded Liabilities. The Emerald Entities are assuming only the Assumed Liabilities from Emerson and the Retained Subsidiaries and are not assuming any other Liability of Emerson or any of the Retained Subsidiaries of whatever nature, whether presently in existence or arising hereafter. All such other Liabilities shall be retained by and remain Liabilities of Emerson or the Retained Subsidiaries, as applicable (all such Liabilities not being assumed being herein referred to as the “Excluded Liabilities”), including:

(a)   all Liabilities to the extent relating to or arising out of the Excluded Assets or the Retained Business (other than any Liabilities that are expressly included as Assumed Liabilities in clauses (ii)-(iv) in the definition thereof);

(b)   all Liabilities for Excluded Asset Taxes, it being understood that this clause (b) is the sole clause in this definition of Excluded Liabilities that include Liabilities for Taxes;

(c)   all Liabilities (i) of the Business Benefit Plans (other than the Emerald Entity Benefit Plans (including, for the avoidance of doubt, any Clone Benefit Plans) and the Assumed Benefit Plans), including the Emerson DB Plan, the Emerson Retiree Plan and the Emerson Equity Plans and Liabilities with respect to payments under Section 1 of the Completion Bonus Letters, other than any such Liabilities assumed by or transferred to JV NewCo or any of its Subsidiaries (including the Emerald Entities) pursuant to Article 7 and (ii) specifically retained by Emerson and its Affiliates (other than the Emerald Entities) pursuant to Article 7; and

(d)   the Excluded Termination Indemnity Liabilities.

Section 2.12. Limitation on Assignment of Assets. Anything in this Agreement to the contrary notwithstanding, but without limiting Emerson’s representations and warranties that address the consequences of an assignment of the Purchased Assets pursuant to this Agreement (including Section 3.04) or Emerson’s obligations pursuant to Section 5.04, this Agreement shall not constitute an agreement to assign any Purchased Assets or any rights thereunder if an attempted assignment, without the consent of, or other action by, any third party, would constitute a breach, default, violation or other contravention of the rights of such third party, would be ineffective with respect to any party to a Contract concerning such Purchased Asset or would in any way adversely affect the rights of JV NewCo or Emerson or any of their respective Affiliates thereunder. If such consent is not obtained or such other action is not taken, Emerson and Ruby shall cooperate (at JV NewCo’s expense) to implement a mutually agreeable lawful arrangement under which the Emerald Entities would obtain the rights and benefits and assume the obligations thereunder in accordance with this Agreement.

Section 2.13. Tax Allocation.

(a)   Exhibit B hereto sets forth certain principles and methodologies agreed to by the parties for purposes of the allocations described in this Section 2.13 (the “Allocation Principles”), including estimated valuations of the Separate Emerald Businesses as set forth on Schedule 1 thereto. At least ten (10) Business Days prior to the Closing Date, Emerson shall deliver to Ruby an updated draft of Schedule 1 of the Allocation Principles in accordance with the requirements thereof. Emerson shall make its representatives reasonably available to Ruby to discuss such updated draft, and the parties shall negotiate in good faith to mutually agree on an updated Schedule 1 of the Allocation Principles (which updated version shall then be considered the Allocation Principles for all purposes hereunder and shall determine the final Aggregate Foreign Purchase Consideration Amount); provided, without limiting the foregoing, the parties shall make any updates to Schedule 1 of the Allocation Principles to the extent such updates are necessary to reflect (i) the then-current value of assets or equity in U.S. dollars for assets where the original value reflected on Schedule 1 of the Allocation Principles was measured in non-U.S. dollars and converted to U.S. dollars at a different currency exchange rate, due to foreign currency exchange rate fluctuations since the date hereof, or (ii) changes in the amount of Cash reflected on the relevant balance sheet with respect to any Separate Emerald Business (as defined in Schedule 1 of the Allocation Principles), in each case, as specified in accordance with the Allocation Principles.

(b)   The parties hereto shall allocate among the relevant assets of JV NewCo (and to the extent required, the assets of any Subsidiaries of JV NewCo that are classified as partnerships or disregarded entities for U.S. tax purposes) an amount based on the fair market value of JV NewCo at the Closing (which fair market value shall be the amount implied by the Preferred Equity Consideration and the Common Equity Consideration, taking into account to the extent necessary the Liabilities of JV NewCo the assumption of which is treated as purchase price for U.S. federal income tax purposes) for purposes of and in accordance with Sections 751 and 755 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state or local law) and in accordance with the Allocation Principles set forth in Part I of Exhibit B (such allocation, the “JV Equity Allocation”). As soon as reasonably practicable and no later than ninety (90) days after the final determination of the Section 2.16(a) Amounts pursuant to Section 2.16, Emerson shall deliver to Ruby a draft statement (the “Proposed JV NewCo Allocation Statement”) setting forth the JV Equity Allocation, which shall be finalized in accordance with Section 2.13(e).

(c)   The parties hereto shall allocate the Aggregate Foreign Purchase Consideration Amount (including Foreign Assumed Liabilities and such other Liabilities, the assumption of which is treated as purchase price for the acquisition of Foreign Purchased Shares and Foreign Purchased Assets for U.S. federal income tax purposes) (such amount, the “Aggregate Foreign

Purchase Tax Consideration”): first, among the Foreign Purchased Assets and Foreign Purchased Entities, and then, with respect to amounts allocated to Foreign Purchased Entities that are treated as partnerships or disregarded entities for U.S. federal income tax purposes, among the assets of such Foreign Purchased Entities (including the assets of any Subsidiary of such Foreign Purchased Entities that is treated as a partnership or disregarded entity for U.S. federal income tax purposes) in accordance with Section 1060 of the Code, the Treasury Regulations promulgated thereunder (and any similar provision of state or local law) and in accordance with the Allocation Principles set forth on Part II of Exhibit B (such allocation, the “Foreign Purchase Allocation”). As soon as reasonably practicable and no later than ninety (90) days after the final determination of the Section 2.16(a) Amounts pursuant to Section 2.16, Emerson shall deliver to Ruby a draft statement (the “Proposed Foreign Allocation Statement,” and together with Proposed JV NewCo Allocation Statement, the “Proposed Allocation Statements”) setting forth the Foreign Purchase Allocation, which shall be finalized in accordance with Section 2.13(e).

(d)   The allocations required under Section 2.09(a)(iv), Section 2.13(b), and Section 2.13(c), shall in each case be consistent with the Allocation Principles and the allocations made under each other such Section.

(e)   If, within sixty (60) days after delivery of any Proposed Allocation Statements, Ruby notifies Emerson in writing that Ruby objects to any allocation set forth thereon (an “Objection Notice”), Emerson and the relevant recipient shall negotiate in good faith for thirty (30) days to resolve such objection. If, with respect to a Proposed Allocation Statement, (i) no such notification is made, or (ii) the parties resolve any remaining disputes in a manner consistent with the principles set forth in this Section 2.13, then such allocation (as adjusted pursuant to any resolution between Emerson and Ruby referred to in clause (ii)) shall become an “Agreed Allocation Statement” and shall be conclusive, final and binding on the parties.  In the event that Emerson and Ruby are unable to agree upon a Proposed Allocation Statement within thirty (30) days after the date on which Ruby delivers an Objection Notice to Emerson, Emerson and Ruby shall jointly retain a nationally recognized tax advisor or tax accounting firm, who shall not have any material relationship with Ruby or Emerson, and cause such tax advisor or tax accounting firm promptly to review this Agreement and determine the disputed items for the purpose of arriving at an Agreed Allocation Statement in accordance with the principles and procedures in Sections 2.15(d) and 2.15(e), provided that any fees and expenses of such tax advisor or tax accounting firm shall be borne by JV NewCo. The Agreed Allocation Statement shall be adjusted as mutually agreed by the parties to reflect any adjustments to the Common Equity Consideration and Debt-Financed Distribution Amount hereunder. Any disagreements on such adjustments shall be resolved in accordance with the procedures described above in this Section 2.13(d) and, as relevant, Sections 2.15(d) and 2.15(e).

(f)   The parties hereto shall file all Tax Returns (including, but not limited to IRS Form 8594, amended returns and claims for refunds) consistent with the Allocation Principles and the Agreed Allocation Statements determined in accordance with this Section 2.13 and no party shall take any position for applicable Tax purposes (whether in Tax audits, Tax Returns or otherwise with a Taxing Authority) that is inconsistent therewith, in each case unless otherwise required to reflect any Final Determination.

Section 2.14. Estimated Closing Calculations.

(a)   Not less than seven (7) Business Days prior to the Closing Date, Emerson shall deliver to Ruby a written statement (the “Preliminary Closing Statement”) setting forth Emerson’s good faith estimates of (i) the Debt-Financed Distribution Amount (the “Estimated Debt-Financed Distribution Amount”), (ii) the allocation of the Debt-Financed Distribution Amount in accordance with the Debt-Financed Distribution Allocation Principles (including, if applicable, such allocation after giving effect to the Emerson Optional Pre-Closing Steps), (iii) the Common Equity Consideration (the “Estimated Common Equity Consideration”) (together with estimates of each component thereof, including the Aggregate Closing Amount and each of its components, and the estimated allocation of such amount among the Emerson Contributors including, if applicable, such allocation after giving effect to the Emerson Optional Pre-Closing Steps), (iv) the Qualified Liabilities Repayment Amount (the “Estimated Qualified Liabilities Repayment Amount”), (v) the allocation of the Qualified Liabilities Repayment Amount among the Emerson Contributors and (vi) the amount of Closing U.S. Cash (the “Estimated U.S. Cash”), in each case, together with reasonable supporting documentation. The Preliminary Closing Statement shall be prepared in accordance with the definitions in this Agreement and in accordance with the Accounting Policies. Emerson shall make its representatives reasonably available to Ruby to discuss the calculations contained in the Preliminary Closing Statement and shall take into consideration in good faith any proposed revisions to the Preliminary Closing Statement and the calculations set forth therein as are presented in good faith by Ruby prior to the Closing Date and, to the extent the parties mutually agree, Emerson shall update the Preliminary Closing Statement to reflect the same (which updated version shall then be considered the Preliminary Closing Statement for all purposes hereunder).

(b)   To facilitate the payments contemplated by Section 2.10, each of Emerson and Ruby shall deliver to the JV NewCo invoices, as applicable, with respect to the Transaction Expenses of such Person and its Affiliates not less than five Business Days prior to the Closing Date.

Section 2.15. Closing Statement.

(a)   As promptly as practicable, but no later than 90 days after the Closing Date, JV NewCo will (and Ruby will cause JV NewCo to) prepare and deliver to Emerson a written statement (the “Closing Statement”) setting forth JV NewCo’s good faith calculations of (i) the Debt-Financed Distribution Amount, (ii) the Common Equity Consideration (together with calculations of each component thereof and the allocation of such amount among the Emerson Contributors), (iii) the Qualified Liabilities Repayment Amount (together with the allocation of such amount among the Emerson Contributors), (iv) the Closing U.S. Cash and (v) the Closing Foreign Cash, in each case, together with reasonable supporting documentation. If Ruby fails to timely deliver the Closing Statement in accordance with the first sentence of this Section 2.15 within such 90-day period, then Emerson shall be entitled to retain (at the sole cost and expense of JV NewCo) an independent accounting firm of recognized national standing to prepare the Closing Statement consistent with the provisions of this Section 2.15, the determination of such independent accounting firm being conclusive, final and binding on the parties hereto.

(b)   Following the Closing, Ruby shall provide Emerson and its Representatives access to the records, properties, personnel and (subject to the execution of customary work paper access letters if requested) auditors of Ruby and the Emerald Entities relating to the preparation of the Closing Statement and shall cause the personnel thereof to cooperate with Emerson in connection with its review of the Closing Statement, in each case, upon reasonable notice, during normal business hours and subject to the execution of customary access letters.

(c)   If Emerson disagrees with Ruby’s calculation of any of the items set forth in the Closing Statement, Emerson may, within 60 days after delivery of the Closing Statement, deliver a written notice to Ruby (a “Dispute Notice”) disagreeing with such calculation and which specifies Emerson’s good faith calculation of (i) the Debt-Financed Distribution Amount, (ii) the Common Equity Consideration (together with calculations of each component thereof and the allocation of such amount among the Emerson Contributors), (iii) the Qualified Liabilities Repayment Amount (together with the allocation of such amount among the Emerson Contributors), (iv) the Closing U.S. Cash and (v) the Closing Foreign Cash, and, in reasonable detail, specifying Emerson’s grounds for each point of disagreement. Emerson may deliver only one Dispute Notice. The Dispute Notice shall specify those items or amounts as to which Emerson disagrees (each, a “Disputed Item”), and Emerson shall be deemed to have agreed with all other items and amounts contained in the Closing Statement.

(d)   If Emerson does not deliver a Dispute Notice to Ruby within such 60-day period, then the amounts set forth on the Closing Statement shall become conclusive and binding on the parties hereto. If Emerson duly delivers a Dispute Notice, Ruby and Emerson shall, during the 30 days following such delivery, use their reasonable best efforts, acting in good faith, to reach agreement on each Disputed Item. If Ruby and Emerson are unable to reach such agreement during such period, they shall promptly thereafter jointly retain a boutique specialty firm with an active practice area focused on post-merger and acquisitions purchase price dispute resolution mutually selected by Emerson and Ruby (the “Accounting Referee”) and cause the Accounting Referee promptly to review this Agreement and the Disputed Items for the purpose of calculating (i) the Debt-Financed Distribution Amount, (ii) the Common Equity Consideration (together with calculations of each component thereof and the allocation of such amount among the Emerson Contributors), (iii) the Qualified Liabilities Repayment Amount (together with the allocation of such amount among the Emerson Contributors), (iv) the Closing U.S. Cash and (v) the Closing Foreign Cash. In making such calculation, the Accounting Referee shall consider only the Disputed Items, and shall be bound by the terms of this Agreement (including the definitions) and the Accounting Policies and the Allocation Principles. The Accounting Referee shall deliver to Ruby and Emerson, as promptly as practicable, a written report setting forth such calculation. Such report shall be final and binding upon Ruby and Emerson. The proportion of fees and expenses of the Accounting Referee to be paid by Emerson, on the one hand, and Ruby, on the other hand, shall be allocated based on the degree to which the Accounting Referee has accepted the positions of such other party (measured based upon the total value of disputed items in dispute under this Section 2.15 by such party and resolved in favor of such other party).

(e)   Ruby and Emerson agree that they will, and agree to cause their respective independent accountants and Subsidiaries to, cooperate and assist in the preparation of the Closing Statement (and the calculation of each of the components set forth therein) and in the conduct of the reviews referred to in this Section 2.15, including the making available to the extent necessary of books, records, work papers and personnel.

Section 2.16. Post-Closing Adjustments.

(a)   It is agreed that:

(i)   if (A) Estimated Common Equity Consideration exceeds (B) the Common Equity Consideration (as finally determined in accordance with Section 2.15), then Emerson shall (or shall cause the Emerson Contributors to, in such proportion as finally determined in accordance with Section 2.15), pay to Ruby, in the manner as provided in Section 2.16(b), the amount of such excess;

(ii)   if (A) the Common Equity Consideration (as finally determined in accordance with Section 2.15) exceeds (B) Estimated Common Equity Consideration, then JV NewCo shall pay to the Emerson Contributors, in such proportion allocated among the Emerson Contributors as determined by JV NewCo in accordance with the principles set forth on Schedule IV and in the manner as provided in Section 2.16(b), the amount of such excess divided by the Ruby Common Percentage;

(iii)   if the Closing U.S. Cash is an amount greater than the Minimum U.S. Cash Amount, then JV NewCo shall pay to the Emerson Contributors, in such proportion allocated among the Emerson Contributors pro rata in proportion to each Emerson Contributor’s share of the Minimum U.S. Cash Amount contributed to JV NewCo by such Emerson Contributor and in the manner as provided in Section 2.16(b), or as otherwise agreed between Emerson and Ruby as necessary to be consistent with Schedule IV, the amount by which the Closing U.S. Cash exceeds the Minimum U.S. Cash Amount;

(iv)   if the Closing U.S. Cash is an amount less than the Minimum U.S. Cash Amount, then Emerson (or a designee of Emerson) shall pay to JV NewCo (or a designee of JV NewCo) the amount by which the Minimum U.S. Cash Amount exceeds the Closing U.S. Cash Amount;

(v)   if the Estimated Closing Foreign Cash exceeds the Closing Foreign Cash, then Emerson (or a designee of Emerson) shall pay to JV NewCo (or a designee of JV NewCo) the amount of such excess;

(vi)   if the Closing Foreign Cash exceeds the Estimated Closing Foreign Cash, then JV NewCo (or a designee of JV NewCo) shall pay to the Emerson Contributors (or one or more Affiliates thereof), in such proportion allocated as determined by JV NewCo in accordance with the principles set forth on Schedule IV and in the manner as provided in Section 2.16(b), the amount of such excess;

(vii)   JV NewCo shall pay to Emerson the Stand Up Costs Reimbursement Amount, as contemplated by Section 5.24(c); and

(viii)   JV NewCo or Emerson shall pay to the other party, as applicable, the amounts contemplated by Section 5.17(b).

(b)   Any payment of any amount pursuant to this Section 2.16 (a “Section 2.16(a) Amount”) shall be made by JV NewCo or the Emerson Contributors, as the case may be, within five Business Days after the final determination of the Common Equity Consideration, the Closing U.S. Cash and the Closing Foreign Cash pursuant to Section 2.15, by wire transfer of immediately available funds to such account or accounts of such other party as may be designated by such other party.

Section 2.17. Deferred Funding and Deferred Closing. (a) As of the Closing, if, and only if, any of the actions specified in Section 2.17(a) of the Disclosure Schedule with respect to any Deferred Business (the “Deferred Closing Actions”) have not been completed, then the closing of the transactions contemplated hereby with respect to such Deferred Business (each, a “Deferred Closing”) shall not take place at the Closing (and, for the avoidance of doubt, shall not be deemed to prevent Closing from occurring) and shall instead take place as soon as possible following the Closing, but in any event within three Business Days, after the date on which all of the conditions described in Section 2.17(b) and Section 2.17(c) are satisfied or, to the extent permitted by Applicable Law, waived with respect to such Deferred Business (each, a “Deferred Closing Date”).

(b)   At the applicable Deferred Closing:

(i)   Ruby shall, or shall cause its Affiliates to, deliver to Emerson any of the documents or other deliverables required to be delivered pursuant to Section 2.02 and Section 2.14 to the extent related to such Deferred Business and not previously delivered to Emerson; and

(ii)   Emerson shall deliver, or cause to be delivered, to Ruby or JV NewCo (as applicable) any of the documents required to be delivered pursuant to Section 2.02 and Section 2.14 to the extent related to such Deferred Business and not previously delivered by Emerson.

(c)   The obligation of the parties hereto to consummate the applicable Deferred Closing shall be subject to the satisfaction or, in the sole discretion of Ruby, waiver, at or prior to the applicable Deferred Closing Date, of each of the following conditions:

(i)   all the Deferred Closing Actions with respect to such Deferred Business shall have been completed in all material respects; and

(ii)   no provision of any Applicable Law shall prohibit consummation of such Deferred Closing, and no order, decree or judgment of any Governmental Authority having competent jurisdiction shall prohibit the consummation of such Deferred Closing.

(d)   As of the Closing if, and only if, any of the actions specified in Section 2.17(d) of the Disclosure Schedule (the “Deferred Funding Steps”) have not been completed, then, notwithstanding Section 2.09, such Deferred Funding Steps shall instead take place as soon as possible following the Closing (and for the avoidance of doubt shall not be deemed to prevent Closing from occurring), but in any event within 60 days following the Closing. In connection therewith JV NewCo shall, or shall cause its Affiliates to, take the Deferred Funding Steps.

Section 2.18. Obligations with Respect to the Deferred Closing. (a) With respect to each Deferred Business, from the Closing Date until the Deferred Closing Date with respect to such Deferred Business, Ruby and Emerson shall, to the extent permitted by contractual obligation and Applicable Law, use reasonable best efforts to cooperate in a mutually agreeable arrangement under which the Emerald Entities would obtain the benefits, assume the obligations and bear the economic burdens associated with operating such Deferred Business (including, for the avoidance of doubt, the costs of any compensation or benefits in respect of Deferred Business Employees).

(b)   The parties acknowledge that the portion of the Aggregate Closing Amount allocable to each Deferred Business (based on the allocations set forth on Section 2.18(b) of the Disclosure Schedule or as otherwise mutually agreed between Ruby and Emerson) (each, a “Deferred Closing Amount”) shall be deemed to have been paid on the Closing Date. In the event that a local payment of some or all of the relevant Deferred Closing Amount is required in a particular jurisdiction, on the date of the Deferred Closing for the Deferred Business, JV NewCo shall cause the applicable Emerald Entity to pay an amount equal to the required local payment to the applicable Retained Subsidiary on the Deferred Closing by wire transfer of immediately available funds to the applicable Retained Subsidiary’s local bank account to be designated by Emerson in a written notice to JV NewCo at least three Business Days before the Deferred Closing. Within three Business Days following the date of the Deferred Closing,

Emerson shall, or shall cause the applicable Retained Subsidiary to, reimburse to JV NewCo an amount equal to the relevant required local payment in U.S. dollars, by wire transfer of immediately available funds to the bank account to be designated by JV NewCo in a written notice to Emerson at least three Business Days before the Deferred Closing. In the event that the Deferred Closing of any Deferred Business cannot be effected by the parties on or before the first anniversary of the Closing Date, then Emerson and JV NewCo shall reasonably consult with the other party and reasonably collaborate in good faith to seek to consummate the applicable Deferred Closing pursuant to the terms hereof, including collaborating in good faith on alternative ways to effect such Deferred Closing. If on the date that is three months following the first anniversary of the Closing Date, the applicable Deferred Closing has not been consummated, then, unless otherwise mutually agreed between Emerson and Ruby, Emerson shall pay to Ruby an amount equal to the Deferred Closing Amount for such Deferred Business within five Business Days by wire transfer of immediately available funds to the account(s) designated by Ruby in writing, and, to the extent permitted by Applicable Law, such payment shall be treated as an adjustment to the portion of the Aggregate Foreign Purchase Consideration Amount allocated to such assets or interests in accordance with Section 2.18(b) of the Disclosure Schedule for Tax purposes; provided that the Emerald Entities shall have no further rights or obligations with respect to such Deferred Business after such date that is three months following the first anniversary of the Closing Date and such Deferred Business shall not be Transferred to the Emerald Entities.

(c)   For Tax purposes, except as otherwise required by Applicable Law, ownership of the Deferred Business will be considered to transfer from the applicable Retained Subsidiary to JV NewCo or the applicable Emerald Entity on the Closing Date. In the event that a Deferred Closing does not occur in accordance with Section 2.18(b), the parties hereto shall, to the extent permitted by Applicable Law, treat such termination of a Deferred Closing as an adjustment to the transactions that were deemed to occur on the Closing Date in accordance with the previous sentence.

(d)   Solely for the period between the Closing Date and the applicable Deferred Closing Date, Emerson (on behalf of itself and the Retained Subsidiaries), on the one hand, and Ruby (on behalf of itself and its Subsidiaries (including JV NewCo and the Emerald Entities)), on the other hand, hereby grant each other a non-exclusive, limited, paid-up, royalty-free, non-transferable, non-sublicensable (except to the extent necessary to operate the applicable licensee party’s business) license to use any and all Intellectual Property Rights, in each case owned by each applicable licensor party immediately following the Closing Date and used by each applicable licensee party, in each case, as of the Closing Date, solely to the extent necessary (and in the manner any such Intellectual Property Rights were used) to operate their respective businesses as conducted as of the Closing and in a manner contemplated by this Section 2.18.

Section 2.19. Withholding. Ruby, Emerson, the Emerald Entities, and their respective Affiliates and agents shall each be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable Law; provided that, except with respect to any withholding or deduction required as a result of failure to deliver the certifications required to be delivered pursuant to Section 2.02 or amounts treated as compensation, (i) the party making any payment shall use commercially reasonable efforts to notify the party entitled to receive such payment at least ten (10) days before any such payment is made of any deduction or withholding requirement applicable to such payment of which the withholding party becomes aware and (ii) the parties hereto shall reasonably cooperate with each other prior to the Closing Date to reduce or eliminate any such deduction and withholding to the extent possible under applicable Law. The party with the withholding obligation shall furnish to such Person reasonably promptly following remission to the appropriate Taxing Authority the original or certificated copy of a receipt issued by such Taxing Authority or other evidence of such payment reasonably satisfactory to such Person. Amounts so withheld and properly remitted to the appropriate Taxing Authority shall be treated for all purposes of this Agreement as having been paid to the applicable Person in respect of which such deduction and withholding was made.

Section 2.20. Foreign Transfer Agreements. The assignment of the Foreign Purchased Assets, the assumption of the Foreign Assumed Liabilities and the transfer of any Foreign Purchased Shares relating to any portion of the Business located outside of the United States will, to the extent required by Applicable Law, be effected pursuant to customary short-form acquisition agreements, transfer agreements, assumption agreements, deeds, bills of sale, Intellectual Property Rights assignment agreements or other recordation documents relating to Intellectual Property Rights and other instruments of sale (as applicable and as may be required in a jurisdiction in which Applicable Law or custom requires observance of specified formalities or procedures to legally effect the assignment of such Foreign Purchased Assets, the assumption of such Foreign Assumed Liabilities or the transfer of such Foreign Purchased Shares) (each a “Foreign Transfer Agreement”) on a country-by-country basis in substantially the forms attached as Exhibit I to this Agreement unless otherwise mutually agreed between Ruby and Emerson in good faith; provided, that, (a) in each case, the Foreign Transfer Agreements shall serve purely to effect such assignment, assumption or transfer; and (b) without limiting Section 2.08, Section 5.09(a) or Section 5.11(e), with respect to such Intellectual Property Rights assignment agreements or other recordation documents relating to Intellectual Property Rights that are reasonably required under the Applicable Law of the relevant jurisdiction to vest title and ownership in the applicable Emerald Entity to the Assigned IP Assets registered in jurisdictions other than the United States (the “Foreign IP Transfer Agreements”), (c) the parties shall cooperate in good faith to identify such agreements and documents, (d) the initial forms of the Foreign Transfer Agreements shall be prepared by Emerson and, and (e) the final forms of such agreements and documents shall be mutually agreed by Emerson and Ruby (neither party’s agreement to be unreasonably withheld, conditioned or delayed); provided, further, that (x) in the event that, prior to Closing, Emerson and Ruby do not mutually agree on the Foreign Transfer Agreements, the Closing shall not be delayed and such assignment, assumption and transfer shall be effected using the form attached as Exhibit I to this Agreement

(or in the case of any Intellectual Property Rights, any required Foreign IP Transfer Agreements) with such changes as are mutually agreed between Emerson and Ruby and, to the extent not so agreed, such changes as Emerson, acting reasonably and in good faith, determine are reasonably required as a matter of applicable local law only to effect the legal transfer of the Foreign Purchased Assets, and (y) JV NewCo shall reimburse Emerson and/or Ruby for its documented out-of-pocket costs and expenses incurred in connection with this Section 2.20. For the avoidance of doubt and without prejudice to the rights of the parties hereto under this Agreement, (i) the Foreign Transfer Agreements shall not have any effect on the value being given or received by Emerson, JV NewCo or Ruby, including the allocation of assets and Liabilities as between them, all of which shall be determined solely in accordance with this Agreement and (ii) in the event of any conflicts between any Foreign Transfer Agreement and this Agreement, the terms of this Agreement shall control in all respects. The parties hereto shall not, and shall cause their respective Affiliates not to, bring any claim for any cause of action under any Foreign Transfer Agreement.

Article 3
Representations and Warranties of Emerson

Except as set forth in the Disclosure Schedule (but subject to Section 11.14), Emerson represents and warrants to the Ruby Parties that:

Section 3.01. Corporate Existence and Power. Emerson is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and authority to own, operate, or lease the properties and assets related to the Business now owned, operated, or leased by it and required to carry on its business as now conducted, except as would not reasonably be expected to be material to the Business, taken as a whole.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Emerson of this Agreement and the consummation of the transactions contemplated hereby are within Emerson’s corporate powers and have been duly and validly authorized by all necessary corporate action on the part of Emerson. The execution, delivery and performance of each other Transaction Document and Restructuring Agreement to which Emerson or any of its Affiliates is or will be a party, by Emerson and any such Affiliates, as applicable, and the consummation of the transactions contemplated thereby, are within Emerson’s and any such Affiliate’s corporate powers and have been, or will be prior to their execution, delivery and performance, duly and validly authorized by all necessary corporate or similar action on the part of Emerson, any such Affiliates or any of their stockholders or Affiliates. No other corporate proceedings on the part of Emerson or any of its Affiliates are necessary to authorize the execution, delivery or performance of this Agreement and the other Transaction Documents or the Restructuring Agreements or the consummation of the transactions contemplated hereby and thereby.

Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of Emerson, enforceable against Emerson in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (collectively, the “Enforceability Exceptions”)). Assuming due and valid execution by each other party thereto, each other Transaction Document and Restructuring Agreement to which Emerson or any of its Affiliates is a party constitutes or, upon the execution and delivery thereof by Emerson and any such Affiliate, shall constitute, a valid and binding agreement of Emerson and any such Affiliate, enforceable against Emerson and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 3.03. Governmental Authorization. Except as set forth in Section 3.03(a) of the Disclosure Schedule and assuming the accuracy of the Side Letter, the execution, delivery and performance by Emerson of this Agreement and by Emerson or any of its Affiliates of the other Transaction Documents and Restructuring Agreements to which it is or will be a party, as applicable, and the consummation of the transactions contemplated hereby and thereby does not and will not require any approval of, action by or in respect of, or filing, notice or registration with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act; (b) compliance with any other applicable Competition Laws and Foreign (Direct) Investment Laws in the jurisdictions specified on Section 3.03(b) of the Disclosure Schedule; (c) compliance with any applicable requirements of the 1934 Act; (d) the Deferred Closing Actions; and (e) any such action or filing as to which the failure to make or obtain would not reasonably be expected to be material to the Business, taken as a whole, and would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Emerson, JV NewCo or any of their respective Affiliates is a party.

Section 3.04. Noncontravention. The execution, delivery and performance by Emerson of this Agreement and by Emerson or any of its Affiliates of the other Transaction Documents and Restructuring Agreements to which it is or will be a party, as applicable, and the consummation of the transactions contemplated hereby and thereby do not and will not, assuming compliance with the matters referred to in Section 3.03 and completion of the Deferred Closing Actions, whether after the giving of notice or the lapse of time or both, (a) violate the certificate of incorporation or bylaws (or similar organizational documents) of Emerson or any Emerald Entity (or the Retained Subsidiaries, with respect to the Business, the Purchased Assets or the Assumed Liabilities), (b) violate or breach any Applicable Law, (c) conflict with, require any consent, authorization, approval or other action by any other Person under, constitute a default under, or result in or give rise to any right of termination, cancellation, acceleration or adverse modification of any right or obligation of Emerson or any Emerald Entity (or the Retained Subsidiaries, with respect to the Business, the Purchased Assets or the Assumed Liabilities) or to a loss of any benefit to which Emerson or any Emerald Entity (or any Retained Subsidiary, with respect to the Business, the Purchased Assets or the Assumed Liabilities) is entitled under any provision of any Material Contract or any Specified Insurance Policy (or any

other Contract that is material to the Business) binding upon Emerson or any Emerald Entity (or Retained Subsidiary, with respect to the Business, the Purchased Assets or the Assumed Liabilities), or (d) result in the creation or imposition of any Lien on any Purchased Asset or on any asset of any Emerald Entity, except for any Permitted Liens, with such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to be material to the Business, taken as a whole, and would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Emerson, JV NewCo or any of their respective Affiliates is a party.

Section 3.05. Emerald Entities.

(a)   Each Emerald Entity is duly organized and validly existing and in good standing (to the extent such concept is applicable) under the laws of its jurisdiction of organization and has all corporate powers and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as now conducted. Each Emerald Entity is duly licensed or qualified to do business and is in good standing (to the extent such concept is applicable) in each jurisdiction in which the properties and/or assets owned or leased by it or the operation of its business as currently conducted by it makes such licensing or qualification necessary. Each Emerald Entity, type of entity, its jurisdiction of organization, number and type of its issued and outstanding equity securities, and the current record and beneficial ownership of such equity securities is identified on Section 3.05(a) of the Disclosure Schedule. True, correct and complete copies of the certificate of incorporation, bylaws and other organizational documents of each Emerald Entity, as amended and in effect on the date of this Agreement, have been made available to Ruby. No Emerald Entity is in material default under or in material violation of any provision of its organizational documents.

(b)   All the Shares have been duly authorized and validly issued and are fully paid and non-assessable. All of the Shares are owned beneficially and of record by Emerson, the Retained Subsidiaries or an Emerald Entity (as applicable), each of which has good and valid title to the Shares free and clear of any Lien, other than restrictions on transfer arising under generally applicable securities laws or that are set forth in the JV NewCo LP Agreement or the JV NewCo GP LLC Agreement or, as of the Closing, that are imposed or created by Ruby or its Affiliates or the Debt Financing. At Closing, Emerson or the Retained Subsidiaries, as applicable shall deliver to Ruby (directly in the case of the Acquired JV NewCo Equity Interests and indirectly in the case of the other Shares) good, valid and marketable title to the Shares, free and clear of any Liens, other than restrictions on transfer arising under generally applicable securities laws or that are set forth in JV NewCo LP Agreement or the JV NewCo GP LLC Agreement or that are imposed or created by Ruby or its Affiliates or the Debt Financing. Other than as contemplated by the JV NewCo LP Agreement or the JV NewCo GP LLC Agreement or as set forth on Section 3.05(b) of the Disclosure Schedule, there are no outstanding (i) securities of Emerson or any Retained Subsidiary convertible into or exchangeable for shares of capital stock or voting securities of any Emerald Entity or (ii) options, warrants, convertible securities, or other rights, agreements, arrangements, or commitments of any character (written or oral) (including any put, call, preemptive right, right of first refusal or other contractual obligation) to acquire from Emerson, any Retained Subsidiary or any Emerald Entity, or other obligation of Emerson or any of its Subsidiaries to issue, transfer or sell any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of any Emerald Entity (the items in clauses (i) and (ii) of Section 3.05(a) being referred to collectively as the “Emerald Entity Securities”). Other than as contemplated by the Transaction Documents, there are no outstanding obligations of Emerson or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Emerald Entity Securities, and no Emerald Entity has outstanding or authorized any stock appreciation, phantom stock, profit participation, or similar rights. There are no voting trusts, shareholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the equity securities of any Emerald Entity, other than as contemplated by the JV NewCo LP Agreement or the JV NewCo GP LLC Agreement.

(c)   The Emerald Entities organized outside the United States are, and as of the Closing will be, taken together, in compliance with all statutory minimum capitalization requirements under all Applicable Laws, and, as of the Closing, there will be no requirement under any Applicable Law for any Person to make contributions of capital to, or to provide letters of support or comfort in respect of the obligations of, such Emerald Entities in order to comply with all such statutory minimum capitalization requirements (based on facts and circumstances in existence as of the Closing).

Section 3.06. Financial Statements.

(a)   Section 3.06 of the Disclosure Schedule sets forth (i) the unaudited, consolidated and combined balance sheets of the Business as of September 30, 2019, September 30, 2020 and September 30, 2021, and the related unaudited, consolidated and combined statements of income of the Business for each of the fiscal years ended September 30, 2019, September 30, 2020 and September 30, 2021 and (ii) the Most-Recent Balance Sheet, and the related unaudited, consolidated and combined statements of income of the Business for the month and year-to-date period ended on the Most-Recent Balance Sheet Date (collectively, the “Financial Statements”). The Financial Statements have been prepared from, and are in accordance with, the books and records of Emerson and the Emerald Entities, and fairly present in all material respects, in conformity with GAAP (except for (i) the presentation of statements of comprehensive income, equity and cash flows for the periods then ended, (ii) Tax and carve-out adjustments on a standalone basis (such adjustments, the “GAAP Carve-Out Adjustments”), and (iii) the absence of financial statement notes thereto), the financial condition, assets, liabilities, revenues and expenses of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods then ended.

(b)   Emerson (i) maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the 1934 Act) relating to Emerson’s entire business (and not solely the Business) designed to ensure that material information required to be disclosed by Emerson in the reports that Emerson files under the 1934 Act is recorded, processed, summarized and communicated to management and reported within the required time periods and (ii) has disclosed to Emerson’s auditors (A) any significant deficiencies and material weaknesses in the design or operation of Emerson’s internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Emerson’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees, in each case, of the Business who have a significant role in Emerson’s internal controls over financial reporting. There are no significant deficiencies in the design or operation of Seller’s, or its Subsidiaries’ internal controls that would reasonably be expected to materially impair Emerson’s or its Subsidiaries’ ability to record, process, summarize and report financial data with respect to the Business.

(c)   None of Emerson or any of its Subsidiaries (with respect to the Business) is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Emerson and any Subsidiary thereof, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, Emerson or its Subsidiaries with respect to the Business.

(d)   The Interim Post-Signing Financial Statements will (i) be reviewed by the Independent Auditor who shall be directed to do so in accordance with AU-C 930, (ii) be prepared from, and are in accordance with, the books and records of Emerson and its Subsidiaries, and (iii) fairly present in all material respects, in conformity with GAAP, the financial condition, assets, liabilities, revenues and expenses of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods then ended.

(e)   The Audited Financial Statements will (i) be accompanied by an unqualified audit report issued by the Independent Auditor, (ii) be prepared from, and are in accordance with, the books and records of Emerson and its Subsidiaries, and (iii) fairly present in all material respects, in conformity with GAAP, the financial condition, assets, liabilities, revenues and expenses of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods then ended.

Section 3.07. Absence of Certain Changes. Since September 30, 2021, (a) the Business has been conducted in the ordinary course consistent with past practices and (b) there has not been any event, occurrence, development, change, effect or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the date hereof, Emerson and its Affiliates have not taken any action that would require consent of Ruby under Section 5.01.

Section 3.08. No Undisclosed Material Liabilities. There are no Liabilities of the Emerald Entities or the Business of a type, other than:

(a)   Liabilities provided for in the Most-Recent Balance Sheet;

(b)   Liabilities incurred in the ordinary course of business consistent with past practice since the Most-Recent Balance Sheet Date;

(c)   Liabilities incurred in accordance with this Agreement in connection with the transactions contemplated hereby;

(d)   Liabilities that are executory obligations under any Material Contract (other than as a result of a breach of such Material Contract);

(e)   Liabilities set forth in Section 3.08 of the Disclosure Schedule; and

(f)   other Liabilities which, individually or in the aggregate, would not be material to the Business, taken as a whole.

Section 3.09. Material Contracts.

(a)   Except (x) as set forth in  Section 3.09 of the Disclosure Schedule or (y) with respect to any Benefit Plan or Shared IT Contract, with respect to the Business, as of the date of this Agreement, neither Emerson nor any of its Subsidiaries is a party to or bound by:

(i)   any Lease (whether of real or personal property) that (i) is for the premises located in Ava, Missouri or Sidney, Ohio or (ii) requires annual rental payments of $500,000 or more by Emerson or any of its Subsidiaries in any of the last three fiscal years, that cannot be terminated on not more than 120 days’ notice without payment by Emerson or any of its Subsidiaries of any material penalty;

(ii)   (A) any Contract (excluding purchase orders) for the purchase of materials, supplies, goods, services, equipment or other tangible assets requiring annual payments by Emerson or any of its Subsidiaries of $25,000,000 or more or aggregate payments by Emerson or any of its Subsidiaries of $75,000,000 or more, in each case, in any of the last three fiscal years, that cannot be terminated on not more than 120 days’ notice without payment by Emerson or any of its Subsidiaries of any material penalty or (B) any other Contracts with a Material Supplier;

(iii)   (A) any binding sales, distribution or other similar Contract (excluding purchase orders) providing for the sale or license by Emerson or any of its Subsidiaries of materials, supplies, goods, services, equipment or other tangible assets requiring either annual payments to Emerson or any of its Subsidiaries of $25,000,000 or more or aggregate payments to Emerson or any of its Subsidiaries of $75,000,000 or more in any of the last three fiscal years, that cannot be terminated on not more than 120 days’ notice without payment by Emerson or any of its Subsidiaries of any material penalty or (B) any other Contracts with a Material Customer;

(iv)   any material joint venture, profit-sharing (or loss-sharing) arrangement or other similar Contract;

(v)   any material Contract between the Business (including any Emerald Entity), on the one hand, and any (A) Retained Business or (B) Retained Subsidiary, on the other hand;

(vi)   any material Shared Contract;

(vii)   any Contract relating to the acquisition or disposition of any material business or material portion of the assets of any Person (whether by merger, sale of stock, sale of assets or otherwise) (A) entered into during the five-year period immediately preceding the date hereof, (B) that contains a put, call or similar right pursuant to which the Business could be required to purchase or sell any equity securities or asset of any Person or (C) that contains representations, covenants, indemnities or other obligations (including “earnout” or other contingent payment obligations) that is a material obligation of the Business or that would reasonably be expected to result in the receipt or making by the Business of future payments in excess of $1,000,000;

(viii)   any Contract relating to indebtedness for borrowed money or any material guarantee or credit support obligation;

(ix)   any Contract containing any future capital expenditure obligations of the Business in excess of $10,000,000;

(x)   any material Contract with any Governmental Authority;

(xi)   any Contract involving the settlement or compromise of any Action (whether pending or threatened) (or series of related Actions) which (A) will involve payments after the date of this Agreement in excess of $10,000,000 or (B) will impose materially burdensome monitoring or reporting obligations to any other Person outside the ordinary course of business or material restrictions on the Business (or, following the Closing, on Ruby or any of its Affiliates, including the Emerald Entities);

(xii)   any material Contract (other than a Shared IT Contract) pursuant to which Emerson or any of its Subsidiaries (A) is granted a license or other right in or to use any Intellectual Property Rights of any Person, other than non-exclusive, in-licenses for commercially available off-the-shelf software with annual fees of less than $10,000,000, or (B) grants a license or other right in or to use any material Business Intellectual

Property Rights, other than non-exclusive licenses granted by Emerson or any of its Subsidiaries to customers, vendors, and service providers in the ordinary course of business;

(xiii)   any Hedging Contracts used or held for use primarily in the conduct of the Business;

(xiv)   any material Contract that grants to any third party a Lien, other than a Permitted Lien, on all or any part of any material assets of any Emerald Entity or the Purchased Assets;

(xv)   any Contract that is material that (A) limits in any material respect, or purports to limit in any material respect, the ability of the Business (or, upon the consummation of the transactions contemplated hereby, Ruby or any of its Affiliates, including the Emerald Entities) from competing with any Person or in any geographical area, engaging in any line of business or selling products or delivering services to any Person, or soliciting potential customers, in each case, excluding confidentiality or employee nonsolicit obligations, (B) grants “most favored nation” status or contains “exclusivity” requirements or similar obligations binding on the Business or, upon the consummation of the transactions contemplated hereby, Ruby or any of its Affiliates, including the Emerald Entities, (C) includes “take or pay” requirements or provisions obligating a Person to obtain or provide a minimum quantity of goods or services to or from another Person or (D) grants to a third party any right of first refusal or right of first offer or similar right over any material asset of the Business or the equity interests of any Emerald Entity; and

(xvi)   any Contract under which Emerson or any of its Subsidiaries agrees to indemnify, or assume any Environmental Liability of, any Person in connection with the Business, other than (a) in the ordinary course of business or (b) any Environmental Liability for which there is a reasonable legal basis for Emerson to assume or indemnify in connection with any divestiture, settlement, property sale, lease or any order, decree or cleanup agreement with a Governmental Authority.

(b)   Each Contract disclosed in the Disclosure Schedules pursuant to this Section 3.09 (each, a “Material Contract”) is a valid and binding agreement of Emerson or its applicable Subsidiary party thereto (subject to the effects of applicable bankruptcy, clarification, insolvency, fraudulent conveyance, moratorium, sponsorship or otherwise Applicable Law relating to or affecting creditor’s rights generally and to general principles of equity, whether considered at law or in equity) and is in full force and effect, and neither Emerson nor such applicable Subsidiary nor, to the knowledge of Emerson, any other party thereto is in default or breach in any respect under the terms of any such Material Contract, except for any such defaults or breaches which would not reasonably be expected to be material to the Business, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would constitute a material violation, breach or default under any Material Contract by Emerson or its applicable Subsidiary or, to the knowledge of Emerson, any party thereto. Neither Emerson nor any of its Subsidiaries has received any written notice regarding a violation or breach of, default under, or intention to cancel, accelerate or terminate any Material Contract. Emerson has made available to Ruby true, correct and complete copies of each written Material Contract.

Section 3.10. Litigation. Except as set forth in Section 3.10 of the Disclosure Schedule, there is no, and since the Lookback Date, there has been no, Action pending against or, to the knowledge of Emerson, threatened against, the Business or any Emerald Entity, except for such Actions as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. As of the date hereof, there are no Actions pending against or, to the knowledge of Emerson, threatened against, the Business or any Emerald Entity that would, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Emerson, JV NewCo or any of their respective Affiliates is a party.

Section 3.11. Compliance with Laws.

(a)   Neither Emerson nor any of its Subsidiaries is, and since the Lookback Date, neither Emerson nor any of its Subsidiaries has been, in violation of, has been given written notice by a Governmental Authority of any violation of, has admitted to any violation of, has been found by a Governmental Authority in any jurisdiction to have been in violation of, or to the knowledge of Emerson, has been under investigation with respect to, any Applicable Law (including any Anti-Corruption Law, Sanctions Law and any Applicable Laws relating to money laundering) or any other Privacy Requirement, in each case, to the extent relating to the conduct of the Business or the Purchased Assets, and no such investigation is pending or, to the knowledge of Emerson, threatened, in each case, except as would not reasonably be expected to be material to the Business, taken as a whole, and would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Emerson, JV NewCo or any of their respective Affiliates is a party. Except as would not reasonably be expected to be material to the Business, taken as a whole, neither Emerson nor any of its Subsidiaries has been debarred from bidding for any Contract or business with respect to the Business or the Purchased Assets. There is no Order outstanding against Emerson or any of its Subsidiaries that would reasonably be expected to be material to the Business, taken as a whole, or would prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Emerson, JV NewCo or any of their respective Affiliates is a party.

(b)   Since the Lookback Date, neither Emerson nor any Emerald Entity nor any of the Retained Subsidiaries (with respect to the Business), nor any of their respective officers, directors, employees, or agents, has made, offered, promised or authorized any payment or gift of anything of value, directly or indirectly, to or for the benefit of any government official, or any other person, in order to assist Emerson, nor any Emerald Entity nor any of the Retained

Subsidiaries (with respect to the Business) in obtaining or retaining business or otherwise securing any improper advantage in violation of applicable Anti-Corruption Laws.

(c)   Since the Lookback Date, except as would not reasonably be expected to be material to the Business, taken as a whole, neither Emerson nor any Emerald Entity nor any of the Retained Subsidiaries (with respect to the Business), nor any of their respective officers, directors, employees, or agents is a person with whom dealings are prohibited by, or is greater than 50% owned or controlled by any person with whom dealings are prohibited by, applicable Sanctions Laws. Except with respect to clause (i) of the Specified Excluded Assets, none of Emerson, the Emerald Entities or the Retained Subsidiaries (with respect to the Business) is organized or resident in a country or territory with which dealings are generally prohibited under any Sanctions Laws (other than China) or has violated any applicable Sanctions Laws or Ex-Im Laws, except for any such violations that would not reasonably be expected to be material to the Business, taken as a whole.

(d)   Each of Emerson, the Emerald Entities and the Retained Subsidiaries (with respect to the Business) has implemented and maintains internal controls sufficient to provide reasonable assurance that violations of applicable Anti-Corruption Laws, Sanctions Laws, and Ex-Im Laws will be prevented, detected, and deterred.

Section 3.12. Properties; Liens.

(a)   Section 3.12(a) of the Disclosure Schedule sets forth a true, correct and complete list of all real property (i) which any of the Emerald Entities (A) owns in fee simple, fee simple absolute (or local equivalent), or (B) leases (as tenant, subtenant or licensee) or (ii) which Emerson or any of the Retained Subsidiaries (A) owns in fee simple, fee simple absolute (or local equivalent) and (x) is used primarily in the conduct of the Business or (y) comprises any part of the Emerald Property, or (B) leases (as tenant, subtenant or licensee), but excluding any real property constituting an Excluded Asset, and is used primarily in the conduct of the Business (collectively, the “Real Property”). For the avoidance of doubt, from and after the consummation of the Pre-Closing Restructuring, the Real Property located in the United States and listed on Section 3.12(a)(ii)(A) of the Disclosure Schedule which, as of the date of this Agreement, is owned by Emerson or its Retained Subsidiaries, will be, as of the Closing Date, assets owned by Emerald Entities (and shall be deemed listed on Section 3.12(a)(i) of the Disclosure Schedule rather than Section 3.12(a)(ii)(A) of the Disclosure Schedule). No Emerald Entity owns or leases any real property other than the Real Property.

(b)   Emerson or a Retained Subsidiary has good and valid fee simple, fee simple absolute (or local equivalent) title to, or in the case of any leased Real Property or personal property, valid leasehold interests in, all material Purchased Assets, and following the Pre-Closing Restructuring or the Closing, as applicable, an Emerald Entity will have good and valid fee simple, fee simple absolute (or local equivalent) title to, or in the case of any leased Real Property or personal property, valid leasehold interests in, all Real Property, and each Emerald

Entity has good and valid fee simple, fee simple absolute (or local equivalent) title to, or in the case of any leased Real Property or personal property, has valid leasehold interests in, all material assets of the Emerald Entities, in each case except for, properties and assets sold since the Most-Recent Balance Sheet Date in the ordinary course of business consistent with past practice, minor title irregularities and any immaterial perfection requirements and as would not reasonably be expected to be material to the Business, taken as a whole.

(c)   (i) No Emerald Entity and (ii) neither Emerson nor any Retained Subsidiary (with respect to the Purchased Assets, the Assumed Liabilities or primarily relating to the Business), is a party to any agreement or option to purchase any real property or interest therein. All of the buildings, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated on any of the owned Real Property, the Emerald Property and, to the knowledge of Emerson, the leased Real Property, were constructed in accordance with all Applicable Laws and all relevant construction and development agreements, and Emerson or its Subsidiary, as applicable, which is using the Real Property, has adequate rights of ingress and egress into the Real Property for the ordinary course of its business, in each case, in all material respects. No condemnation or expropriation proceeding is pending or threatened against any of the Real Property which would preclude or impair, in a material respect, the use of any of the Real Property for the purposes for which they are currently used.

(d)   The buildings, structures and fixtures located upon the owned Real Property, the Emerald Property and, to Emerson’s knowledge, the leased Real Property, are in good operating condition and repair (in each case subject to ordinary wear, tear and maintenance that would not be likely to interfere with or adversely impact Emerson or the applicable Subsidiary’s use thereof), and have been reasonably maintained consistent with prudent industry standards (giving due account to the age and length of use of the same) in all material respects.

(e)   No Purchased Real Property or Real Property of an Emerald Entity, as applicable, is subject to any Lien, except for:

(i)   Liens disclosed in Section 3.12(e) of the Disclosure Schedule or disclosed in the title commitments listed in Section 3.12(e) of the Disclosure Schedule;

(ii)   Liens disclosed on the Most-Recent Balance Sheet or securing liabilities reflected on the Most-Recent Balance Sheet;

(iii)   Liens for Taxes, assessments and similar charges that are not yet due and payable, or, if due, not delinquent or that are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP;

(iv)   mechanic’s, materialman’s, carrier’s, repairer’s, worker’s, warehouseman’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable, or, if due, not delinquent or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(v)   statutory or contractual Liens of landlords or Liens on the landlord’s or prior landlord’s interests for amounts not yet due or payable or, if due, not delinquent or that are being contested in good faith and for which adequate reserves have been established on the Financial Statements in accordance with GAAP;

(vi)   zoning, planning, entitlement, building codes and other land use laws, regulations, ordinances or other legal requirements regulating the use or occupancy of the Real Property or the activities conducted thereon which are imposed by any Governmental Authority having jurisdiction over the Real Property and which are not violated in any material respect by the current use or occupancy of the Real Property subject thereto;

(vii)   Liens constituting non-exclusive licenses, non-exclusive sublicenses or covenants not to sue in respect of Intellectual Property Rights granted in the ordinary course of business;

(viii)   (a) easements, rights-of-way, defects, encroachment, servitudes, permits, flowage rights, and similar restrictions that whether or not of record or (b) matters that would be disclosed by a current, accurate survey or physical inspection of real property, which, in each case, do not materially interfere with the present uses or value of such Purchased Asset or material asset of an Emerald Entity (excluding Non-Business Assets);

(ix)   minor defects, minor irregularities or minor imperfections of title that do not materially interfere with the present uses or value of such Purchased Asset or asset of an Emerald Entity (excluding Non-Business Assets);

(x)   with respect to the Emerald Property, the Emerald Lease;

(xi)   Liens which will be extinguished and released in full as of the Closing; or

(xii)   Liens which otherwise would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole ((1) for purposes of Article 3, clauses (i)–(xii) of this Section 3.12(e), together with Liens arising under applicable securities laws, are, collectively, and (2) for other purposes hereunder, clauses (i)–(xi) of this Section 3.12(e), together with Liens arising under applicable securities laws, are, collectively, the “Permitted Liens”).

(f)   Each Lease of Real Property is a valid and binding agreement of Emerson or its applicable Subsidiary party thereto (subject to the effects of applicable bankruptcy, clarification,

insolvency, fraudulent conveyance, moratorium, sponsorship or otherwise Applicable Law relating to or affecting creditor’s rights generally and to general principles of equity, whether considered at law or in equity) and is in full force and effect, and neither Emerson nor such applicable Subsidiary nor, to the knowledge of Emerson, any other party thereto is in default or breach in any respect under the terms of any such Lease, except for any such defaults or breaches which would not reasonably be expected to be material to the Business, taken as a whole. No event has occurred that, with or without notice or lapse of time or both, would constitute a material violation, breach or default under any Lease of Real Property by Emerson or its applicable Subsidiary or, to the knowledge of Emerson, any party thereto. Neither Emerson nor any of its Subsidiaries has received any written notice regarding a violation or breach of, default under, or intention to cancel, accelerate or terminate any Lease of Real Property.

Section 3.13. Intellectual Property.

(a)   Section 3.13 of the Disclosure Schedule contains a complete and accurate list of all registrations and applications for registration of any Business Intellectual Property Rights as of the date hereof (the “Registered Business Intellectual Property Rights”), indicating for each such item, as applicable, (i) the name of the owner, (ii) the applicable application, registration or serial or other similar identification number, (iii) the jurisdiction in which such item has been registered or filed and (iv) the date of filing or issuance. Emerson or one of its Subsidiaries is the exclusive owner (free and clear of all Liens, other than Permitted Liens) of all material Business Intellectual Property Rights, and except as would not reasonably be expected to be material to the Business, taken as a whole, (A) owns or has a right to use all other Intellectual Property Rights used in the Business and (B) the Registered Business Intellectual Property Rights are subsisting and unexpired, and to the knowledge of Emerson, valid and enforceable. All physical and tangible materials, in each case, solely to the extent incorporating or embodying the Business Intellectual Property Rights, that are material to the Business are or will be in the possession of one or more Emerald Entities as of the Closing.

(b)   Except as would not reasonably be expected to be material to the Business, taken as a whole, (i) there is no, and since the Lookback Date, has been no Action pending against or, to the knowledge of Emerson, threatened against the Business or any Emerald Entity which (A) challenges the validity, ownership or enforceability of any of the Business Intellectual Property Rights, or (B) alleges that the conduct of the Business infringes, misappropriates or otherwise violates, or requires a license under, the Intellectual Property Rights of any Person, (ii) the conduct of the Business does not infringe, misappropriate or otherwise violate (and since the Lookback Date, has not infringed, misappropriated or otherwise violated) any Intellectual Property Rights of any Person, (iii) since the Lookback Date, neither Emerson nor any of its Subsidiaries has received any written notice alleging that the conduct of the Business has infringed upon, misappropriated, or violated, or requires a license under, any Intellectual Property Rights of any Person and (iv) to the knowledge of Emerson, no Person is infringing, misappropriating or otherwise violating any Business Intellectual Property Right and, since the

Lookback Date, neither Emerson nor any of its Subsidiaries has sent any written notice to any Person alleging the same.

(c)   All Persons who created, invented or developed material Business Intellectual Property Rights for or on behalf of Emerson or any of its Subsidiaries have assigned to such entities all of their right, title and interest in the same that do not vest initially in such entities by operation of Law. Each of Emerson and its Subsidiaries take, and since the Lookback Date have taken, commercially reasonable steps to protect and maintain any material Trade Secrets included in the Business Intellectual Property Rights.

(d)   None of Emerson or its Subsidiaries (i) are or have been a member of, participant in or contributor to any standards-setting, patent pool, patent aggregator or similar organization that requires Emerson or its Subsidiaries to license or make available any material Business Intellectual Property Rights to any Person or (ii) have used, directly or indirectly, any funding, facilities, personnel or other resources of any Governmental Authority or any university, college or other educational institution or research center (or entered into any agreement with such Persons) to create, invent or develop any material Business Intellectual Property Rights and no current or former employees or contractors of Emerson or its Subsidiaries were employed by such Persons (or any other Persons) at the time they created, invented or developed any of same.

(e)   Except as would not reasonably be expected to be material to the Business, taken as a whole, no proprietary software included in the Business Intellectual Property Rights that is distributed or made available to third parties incorporates, uses or interacts with any open source or similar software in a manner that would require Emerson or any of its Subsidiaries to make its proprietary source code for such proprietary software available to any Person in such circumstances, and, to the knowledge of Emerson, no Person (other than employees and contractors, for the purpose of performing services for the Business) has possession of, or any current or contingent right to possess, any proprietary source code included in the Business Intellectual Property Rights.

(f)   Except as would not reasonably be expected to be material to the Business, taken as a whole, (i) each of Emerson and its Subsidiaries maintain, and since the Lookback Date have established, designed and maintained, commercially reasonable administrative, technical, physical and organizational measures designed to protect the confidentiality, integrity, security, redundancy, availability and continuous operation of the IT Assets used in the Business and all data, including Personal Information, contained therein or processed thereby (the “Business Data”), (ii) there has been no actual or alleged breach, violation, outage, interruption or unauthorized access to or disclosure or use of same relating to the Business, and (iii) the IT Assets used in the Business (A) have reasonably sufficient documentation to ensure their proper maintenance, support and improvement, (B) are sufficient to conduct the Business in all respects, (C) operate in conformance with their specifications, documentation and intended purpose and (D) are free of defects, viruses, malware or other corruptants.

Section 3.14. Permits. Emerson and its Subsidiaries possess all material governmental permits, approvals, orders, authorizations, consents, licenses, certificates, franchises, exemption of, or filings or registrations with, or issued by, any Governmental Authority necessary for the operation of the Business as currently conducted (the “Permits”). The Permits are valid and in full force and effect. Neither Emerson nor any of its Subsidiaries is in default, and no condition exists that with notice or lapse of time or both would constitute a default, under the Permits, except as would not reasonably be expected to be material to the Business, taken as a whole. All material fees and charges with respect to such Permits as of the date of this Agreement have been paid in full.

Section 3.15. Finders’ Fees. Except for Goldman Sachs & Co. and Centerview Partners LLC, whose fees shall be Transaction Expenses (to the extent less than $50,000,000 in the aggregate) or otherwise borne by Emerson, there is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of Emerson or its Subsidiaries who might be entitled to any investment banker’s, broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.16. Employee Benefits and Labor Matters.

(a)   Section 3.16(a) of the Disclosure Schedule lists each material Business Benefit Plan (other than those mandated or required by Applicable Law) (provided that individual agreements based on a form agreement that do not materially deviate from such form do not need to be separately listed on Section 3.16(a) of the Disclosure Schedule). For each material Business Benefit Plan, subject to the below proviso, Emerson has made available to Ruby (i) a summary of the material benefits provided under such plan or a copy of such plan (or in the case of individual agreements that are based on a form agreement, a copy of such form and any material deviations therefrom), all material amendments thereto with respect to any such Business Benefit Plan and, solely with respect to Emerald Entity Benefit Plans and Assumed Benefit Plans, if applicable, related trusts, annuities, guarantees or other funding contract(s) and amendments thereto, (ii) the most recently filed annual return/report required to be filed with any Governmental Authority, if applicable, with respect to any such Emerald Entity Benefit Plan or Assumed Benefit Plan, including all reports on Form 5000 (and all schedules, financial statements and audit reports attached thereto), (iii) the most recent financial statements or actuarial reports, if applicable, prepared for any such Emerald Entity Benefit Plan or Assumed Benefit Plan and (iv) the most recent favorable IRS determination letter, if applicable, with respect to any such Business Benefit Plan; provided that Emerson shall, within 90 days following receipt of a written request for such documents from Ruby, make available to Ruby copies of material Emerald Entity Benefit Plans and material Assumed Benefit Plans (and all such other relevant materials under clauses (i) through (iv), above, related to such plan) for which only a summary of such plans was made available to Ruby prior to the date hereof. Section 3.16(a) of the Disclosure Schedule separately indicates whether each Business Benefit Plan listed thereon is an Emerald Entity Benefit Plan.

(b)   Except as set forth on Section 3.16(b) of the Disclosure Schedule, (i) no Emerald Entity nor any of their ERISA Affiliates has any Liability with respect to any Business Benefit Plan that is (x) subject to Section 302 or Title IV of ERISA or Section 412 or Section 430 of the Code or (y) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA or has sponsored, contributed or been obligated to contribute to any such plan in the last six years and (ii) no Emerald Entity Benefit Plan or Assumed Benefit Plan provides any post-retirement medical, dental or life insurance benefits to any Business Employee (other than coverage mandated by Applicable Law, including COBRA), except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole. No Emerald Entity Benefit Plan or Assumed Benefit Plan is a (A) “multiple employer plan” within the meaning of Section 4063 or 4064 of ERISA or Section 413(c) of the Code or (B) “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. With respect to each Emerald Entity Benefit Plan or Assumed Benefit Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, except as would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole: (1) no Emerald Entity Benefit Plan or Assumed Benefit Plan has failed to satisfy the minimum funding standard (within the meaning of Sections 412 and 430 of the Code or Section 302 of ERISA) applicable to such Emerald Entity Benefit Plan or Assumed Benefit Plan, whether or not waived and no application for a waiver of the minimum funding standard with respect to any Emerald Entity Benefit Plan or Assumed Benefit Plan has been submitted, (2) to Emerson’s knowledge, no reportable event within the meaning of Section 4043(c) of ERISA for which the thirty (30)-day notice requirement has not been waived has occurred, (3) the PBGC has not instituted proceedings to terminate any such plan or made any inquiry which would reasonably be expected to lead to termination of any such plan, (4) no Emerald Entity nor any ERISA Affiliate has engaged in any transaction described in Section 4069 or Section 4204 of ERISA, and (5) no Emerald Entity Benefit Plan or Assumed Benefit Plan is, or is expected to be, in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code). International Plans are funded in compliance with Applicable Law.

(c)   Each Business Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS or has applied to the IRS for such a letter within the applicable remedial amendment period or such period has not expired. The International Plans that are intended to be registered, approved or tax-qualified by any Governmental Authority have been so registered or approved.

(d)   Since the Lookback Date, each Emerald Entity Benefit Plan and Assumed Benefit Plan has been established and maintained in compliance with its terms and Applicable Law, except for failures to comply that would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole.

(e)   Except as would not reasonably be expected to be material to the Business, taken as a whole, no Action (other than routine claims for benefits), including in relation to claims for deemed employment from third-party workers, is pending against or, to Emerson’s knowledge, is threatened against, any Emerald Entity Benefit Plan or Assumed Benefit Plan before any Governmental Authority.

(f)   Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or together with any other event, (i) entitle any Business Service Provider or Former Business Service Provider to any material compensation, benefits or contractual compensatory payment or to any acceleration of the vesting or timing of payment of any material compensation or benefits under any Business Benefit Plan, (ii) accelerate the time of payment, funding or vesting of any material compensation or benefits under, or materially increase the amount of compensation or benefits payable pursuant to, any of the Emerald Entity Benefit Plan or Assumed Benefit Plan, (iii) trigger any obligations in relation to making material additional payments or providing material additional benefits under any Emerson Collective Agreement, or (iv) result in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code. No Business Benefit Plan provides for any gross-up payment with respect to Section 280G or Section 409A of the Code.

(g)   The Emerald Entities are, and Emerson and the Retained Subsidiaries are, and since the Lookback Date have been, with respect to the Business Employees, in compliance with all Applicable Laws relating to labor and employment, including those relating to labor management relations, wages, hours, overtime, discrimination, sexual harassment, civil rights, affirmative action, work authorization, immigration, safety and health and continuation coverage under group health plans, expect for failures to comply that would not reasonably be expected to be material to the Business, taken as a whole.

(h)   (i) Except as set forth on Section 3.16(h)(i) of the Disclosure Schedule none of Emerson, any Emerald Entity or any Retained Subsidiary is a party to, or is currently negotiating in connection with entering into, any Emerson Collective Agreement relating to Business Employees and (ii) Section 3.16(h)(ii) of the Disclosure Schedule sets forth: (a) as of the date hereof, all jurisdictions where there are formal consultation and/or consent requirements with any labor union, works council or other labor organization with respect to the transactions contemplated by the Agreement which apply prior to the execution of the Agreement; and (b) to Emerson’s knowledge as of the date hereof, all jurisdictions where there are other existing formal consultation and/or consent requirements with any labor union, works council or other labor organization with respect to the transactions contemplated by the Agreement. To the extent that, following the date hereof, Emerson identifies any additional Emerson Collective Agreements relating to Business Employees (that were not previously identified on Section 3.16(h)(i) of the Disclosure Schedule) or any additional formal consultation and/or consent requirements with respect to the transactions contemplated by this Agreement (that were not previously identified on Section 3.16(h)(ii) of the Disclosure Schedule), Emerson will, as promptly as practicable, notify Ruby in writing of such additional Emerson Collective Agreements or obligations, respectively.

(i)   Except as would not reasonably be expected to be material to the Business, taken as a whole, (A) there is, and since the Lookback Date there have been no strikes, slowdowns, or work stoppages by, or lockouts of, Business Employees or, to Emerson’s knowledge, threatened by any Business Employees and/or any employee representatives or trade unions and (B) there are no pending or, to the Emerson’s knowledge threatened unfair labor practice charges, formal organizational campaigns, petitions, material collective grievances or other material unionization activities seeking recognition of a bargaining unit with respect to Business Employees.

(j)   There have been no “employment losses” of Business Employees that have resulted in “mass layoffs” or “plant closings”, as defined by the Worker Adjustment and Retraining Notification Act and any similar U.S. state or local Applicable Law, (collectively, the “WARN Act”) at any time since the Lookback Date.

(k)   As of the date hereof, there are no Actions pending against or, to Emerson’s knowledge, threatened against, Emerson, any Emerald Entity or any Retained Subsidiary before any Governmental Authority with respect to labor and employment matters with respect to or on behalf of any current or former Business Employee, except as would not reasonably be expected to be material to the Business, taken as a whole.

(l)   To Emerson’s knowledge, since the Lookback Date, no material allegations of sexual harassment, discrimination or misconduct have been made by any Business Employee or Former Business Employee against a Business Employee, in each case which would reasonably be expected to cause material reputational harm to the Business.

Section 3.17. Environmental Compliance.

(a)   Except as to matters that would not reasonably be expected, individually or in the aggregate, to be material to the Business, taken as a whole:

(i)   With respect to the Business, the Purchased Assets, the Emerald Entities and the Real Property, Emerson and its Subsidiaries are and, since the Lookback Date, have been in compliance with all Environmental Laws;

(ii)   neither this Agreement nor the consummation of the transactions effectuated by this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of Governmental Authorities or third parties, pursuant to any Environmental Law;

(iii)   with respect to the Business, the Purchased Assets, the Emerald Entities and the Real Property (x) Emerson and its Subsidiaries possess all Permits required by all Environmental Laws; (y) all such Permits are valid and in full force and effect; and (z) neither Emerson nor any of its Subsidiaries is in default under, and, to the knowledge of

Emerson, no condition exists that with notice or lapse of time or both would constitute a default under, or provide a basis for revocation or non-renewal of, such Permits;

(iv)   (x) no written notice, Order, request for information, complaint or penalty has been received by Emerson or any of its Subsidiaries, and (y) there has been no Action pending or, to the knowledge of Emerson, threatened, in the case of each of (x) and (y), which (A) alleges or asserts an actual or potential violation of or Liability under any Environmental Law, or concerns any revocation, withdrawal, non-renewal, suspension, cancellation, modification or termination of any Permit required by Environmental Laws, (B) relates to the Business, the Purchased Assets, the Emerald Entities or the Real Property and (C) has not been settled, dismissed, paid or otherwise resolved;

(v)   with respect to the Business, the Purchased Assets, the Emerald Entities and the Real Property, neither Emerson nor any of its Subsidiaries (nor any other Person whose Environmental Liability Emerson or any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to) has (A) treated, stored, recycled, transported, handled, released, disposed of, arranged for the treatment, disposal, recycling or transport of any Hazardous Substance, (B) exposed any Person to any Hazardous Substance (other than exposure to asbestos or asbestos-containing materials in any product or item manufactured, sold, marketed, installed, stored, transported, handled or distributed by Emerson or its Subsidiaries, the Emerald Entities or the Business) or (C) owned or operated any property or facility contaminated by any Hazardous Substance, in each case so as to give rise to any Environmental Liabilities; and

(vi)   with respect to the Business, the Purchased Assets, the Emerald Entities and the Real Property, neither Emerson nor any of its Subsidiaries (nor any predecessor or Affiliate of Emerson or its Subsidiaries with respect to the Business, the Purchased Assets, the Emerald Entities and the Real Property) has any Liability with respect to the presence or alleged presence of asbestos or asbestos-containing material at or upon any property or facility.

(b)   Emerson has delivered to Ruby all material environmental assessments, audits, reports in its possession or control that relate to the Business, the Purchased Assets, the Emerald Entities or the Real Property.

(c)   All Assumed Environmental Liability Agreements in effect have been set forth on Section 5.15 of the Disclosure Schedule.

Section 3.18. Taxes.

(a)   All income and other material Tax Returns required to be filed by, on behalf of or with respect to each of the Emerald Entities or with respect to the Purchased Assets or the

Business have been timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authorities and each such Tax Return is true, correct and complete in all material respects. All income and other material Taxes of the Emerald Entities due and payable by an Emerald Entity, or with respect to the Purchased Assets or the Business, have been timely paid in full.

(b)   All material Taxes required to be withheld by the Emerald Entities in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, member or other Person have been duly withheld or collected, and have been timely paid over to the proper Taxing Authority to the extent due and payable.

(c)   There is no income or other material Tax Proceeding now pending or, to Emerson’s knowledge, threatened against or with respect to any of the Emerald Entities, or with respect to the Purchased Assets or the Business, in respect of any Tax.

(d)   No Emerald Entity has waived, and neither Emerson nor any of its Affiliates has waived with respect to the Purchased Assets or the Business, any U.S. federal, state, local or non-U.S. statute of limitations in respect of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency, which statute of limitations has not since expired.

(e)   There are no Liens for Taxes upon any of the Purchased Assets or any of the assets of the Emerald Entities other than Permitted Liens.

(f)   No Emerald Entity (i) is or has ever been a member of an Affiliated Group filing a consolidated U.S. federal or similar U.S. state or local or non-U.S. Tax Return (other than the consolidated group for U.S. federal income or similar U.S. state or local Tax purposes the common parent of which is Emerson or an Affiliated Group consisting solely of Emerald Entities) or (ii) has any Liability for the Taxes of any Person (other than Emerson, any of its Affiliates or any Emerald Entity) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor or otherwise as a matter of Law.

(g)   No Emerald Entity will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Post-Closing Tax Period as a result of any (i) change in, or use of an improper, method of accounting for a Tax period ending on or prior to the Closing Date, including from an adjustment under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) relating to a change made prior to the Closing in any method of accounting, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing (or any similar provision of state, local or non-U.S. Law), (iv) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the

Code (or any similar provision of state, local or non-U.S. Law), or (v) prepaid amount received or paid prior to the Closing.

(h)   In the past five (5) years, neither Emerson nor any of its Subsidiaries has made any request for any private letter ruling, technical advice memorandum, or similar agreement, ruling or determination with respect to any Tax of any Emerald Entity or with respect to the Purchased Assets or the Business that are currently pending before a Taxing Authority. No Emerald Entity has entered into, been issued or received any private letter ruling, technical advice memorandum, or similar agreement, ruling or determination from a Taxing Authority that would apply to or effect an Emerald Entity following the Closing.

(i)   No Emerald Entity is a party to, is otherwise bound by or has any obligation under, any Tax Sharing Agreement.

(j)   No claim has been made by any Taxing Authority in a jurisdiction in which an Emerald Entity does not file a Tax Return that such Emerald Entity is or may be subject to taxation and/or required to file a Tax Return in that jurisdiction, which claim has not been resolved.

(k)   Within the past two (2) years, none of the Emerald Entities has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355(a) of the Code.

(l)   No Emerald Entity has ever participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4.

(m)   Section 3.18(m) of the Disclosure Schedule sets forth, for each Emerald Entity, (i) the jurisdiction under the Laws of which such Emerald Entity is organized, (ii) the entity classification of such Emerald Entity for U.S. federal income Tax purposes as of the date hereof and (iii) whether, as of the date hereof, any entity classification election has been made pursuant to Treasury Regulations Section 301.7701-3(c) and the effective date and entity classification made on such election. As of the Closing Date, no entity classification election listed on Section 3.18(m) of the Disclosure Schedule will have been revoked or modified except to the extent required or permitted by the Pre-Closing Restructuring Steps.

(n)   No Purchased Asset that is sold, assigned, transferred and conveyed by any of Emerson’s Retained Subsidiaries that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, and no asset of any Foreign Purchased Entity that is a disregarded entity for U.S. federal income tax purposes and is sold, assigned, transferred and conveyed by any of Emerson’s Retained Subsidiaries that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code, is a “United States real property interest” within the meaning of Section 897 of the Code. None of the Emerald Entities (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or the Treasury

Regulations promulgated thereunder; (ii) is or was required to include any amounts in income under Section 965 of the Code; (iii) has been a United States real property holding company within the meaning of Section 897(c)(2) of the Code during the period specified in Section 897(c)(1)(A)(ii) of the Code; or (iv) is resident for any Tax purpose in, or has a permanent establishment (within the meaning of any applicable Tax treaty) in, a country other than the country in which it is organized.

(o)   No Emerald Entity that is a domestic corporation for U.S. federal income tax purposes owns (within the meaning of Section 958(a)) stock in any Foreign Purchased Entity that is a “controlled foreign corporation” within the meaning of Section 957 of the Code or the Treasury Regulations promulgated thereunder.

(p)   Each Emerald Entity is in compliance in all material respects with all applicable transfer pricing laws and regulations, including the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices and methodology and conducting intercompany transactions at arm’s length.

(q)   No Emerald Entity has, and Emerson and the Retained Subsidiaries with respect to the operation of the Business and the Purchased Assets have not, deferred any payroll or employment Taxes or claimed any other benefit or relief pursuant to the CARES Act.

(r)   No election has ever been made to have the provisions of Section 1101 of the Bipartisan Budget Act of 2015 apply to any Emerald Entity that is a partnership for U.S. federal income tax purposes prior to the otherwise effective date of such provisions.

(s)   Each Emerald Entity, and Emerson and the Retained Subsidiaries with respect to the operation of the Business and the Purchased Assets, has collected all material sales and use Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Taxing Authority, or has been furnished properly completed exemption certificates.

(t)   Notwithstanding any other provision of this Agreement, (i) the last sentence of Section 3.07, Section 3.16 (to the extent related to Tax matters) and this Section 3.18 contain the sole and exclusive representations and warranties of Emerson with respect to Taxes, (ii) Emerson makes no representation or warranty in this Section 3.18 or otherwise as to the amount or availability of, or as to the existence or nonexistence of limitations (or the extent of any such limitations) on, the Tax attributes of the Emerald Entities in any Tax period (or portion thereof) beginning after the Closing, including Tax basis, net operating losses, capital losses, Tax credits or other Tax assets or attributes and (iii) the representations made in the last sentence of Section 3.07, Section 3.16 (in each case to the extent related to Taxes and Tax matters) and in this Section 3.18 (excluding the representations made in Section 3.18(g), (n), (q)) relate to, and may be relied upon only with respect to, Pre-Closing Tax Periods.

Section 3.19. Sufficiency. Except as set forth on Section 3.19 of the Disclosure Schedule, and assuming completion of the Pre-Closing Restructuring and receipt of all required consents, approvals and authorizations as contemplated by Section 3.03 and Section 3.04, on the Closing Date the Purchased Assets and the property, rights and assets owned by the Emerald Entities (i) are adequate in all material respects to conduct the Business as it is conducted as of the date of this Agreement, (ii) constitute all of the material assets (whether tangible or intangible (including Intellectual Property Rights)), properties (whether real or personal), rights, interests, and claims necessary for, practiced by, used or held for use in the continued operation and conduct of the Business immediately following the Closing in substantially the same manner as the Business is conducted as of the date hereof and (iii) constitute all of the material assets (whether tangible or intangible (including Intellectual Property Rights)), properties (whether real or personal), rights, interests, and claims reflected on the Most-Recent Balance Sheet, except to the extent of dispositions since the Most-Recent Balance Sheet Date (in each case, taking into account any property or services provided under the Transition Services Agreement and all other Transaction Documents, and except for the Excluded Assets).

Section 3.20. Insurance. Section 3.20(a)(i) of the Disclosure Schedule lists each Emerald Insurance Policy and Section 3.20(a)(ii) of the Disclosure Schedule lists each Retained Insurance Policy held for the benefit of, or otherwise covering the Emerald Entities or applicable to the Business, in each case, with active policy terms as of the date hereof (collectively, the “Insurance Policies”). Each Insurance Policy is in full force and effect and all premiums that are due and payable are currently paid in full in accordance with the terms of such Insurance Policy. Neither Emerson nor the Emerald Entities is in material breach or default with respect to any of its obligations under any of the Insurance Policies. No reservation of rights letter has been received by Emerson concerning the Emerald Entities in the past three (3) years, except (x) with respect to Asbestos Claims or (y) as would not be material to the Business, taken as a whole. Neither Emerson nor any of the Emerald Entities has received any relevant written notice or communication that any such Insurance Policy will be cancelled or will not be renewed. Except as set forth in Section 3.20(a)(iii) of the Disclosure Schedule, neither Emerson nor any of the Emerald Entities has received any material written notice of dispute or denial of coverage concerning any open claim relating to the Emerald Entities, the Assumed Liabilities or the Business and relating to any of the Insurance Policies (such claims, the “Emerald Claims”). Except for any such Emerald Claims the information regarding which have been made available to Ruby, there have been no material Emerald Claims made under any of the Insurance Policies. All claims, occurrences, and litigations relating to the Emerald Entities, the Assumed Liabilities or the Business that could be covered by the Insurance Policies have been properly and timely reported to the applicable insurers. The Insurance Policies are of the type and in amounts, as determined by Emerson in good faith, adequate to insure against the risks to which the Emerald Entities and the Business are normally exposed and are sufficient for compliance with the requirements of any agreement binding upon Emerson or any Emerald Entity and Applicable Law. Section 3.20(b) of the Disclosure Schedule sets forth a true, correct and complete list of all material pending claims as of the date of this Agreement made pursuant to any Third-Party

Insurance Policies in the name of or otherwise relating to any Emerald Entities or the Business that are Purchased Assets for any Asbestos Liabilities. As of immediately following the Closing, the Emerald Entities shall have the right to assert claims (including continuing to assert existing and pending claims) under the Insurance Policies set forth on Section 3.20(c) (the “Specified Insurance Policies”) for any loss, liability or damage arising out of insured incidents relating to the Business, in accordance with the terms of such Specified Insurance Policies.

Section 3.21. Top Customers; Top Suppliers.

(a)   Section 3.21(a) of the Disclosure Schedule sets forth a true, correct and complete list of the top 20 customers of the Business by revenue for the fiscal years ended September 30, 2021 and September 30, 2020 (each, a “Material Customer”). Except as set forth on Section 3.21(a) of the Disclosure Schedule, since the Lookback Date, no Material Customer has notified in writing Emerson or any of its Subsidiaries that it intends to materially reduce the volume of business it does with the Business or that such Material Customer intends to suspend, terminate or not renew, or to materially and adversely alter the material terms or material conditions of, any existing Contracts with the Business. There is no dispute pending or, to the knowledge of Emerson, threatened with or by Emerson or any Emerald Entities with any of the Material Customers that would reasonably be expected to result in a material Liability.

(b)   Section 3.21(b) of the Disclosure Schedule sets forth a true, correct and complete list of the top 20 suppliers of the Business by spend/expense for the fiscal years ended September 30, 2021 and September 30, 2020 (each, a “Material Supplier”). Except as set forth on Section 3.21(b) of the Disclosure Schedule, since the Lookback Date, no Material Supplier has notified in writing Emerson or any of the Emerald Entities that it intends to materially reduce the volume of business it does with the Business or that such Material Supplier intends to suspend, terminate or not renew, or to materially and adversely alter the material terms or material conditions of, any existing agreements with the Business. There is no dispute pending or, to the knowledge of Emerson, threatened with or by Emerson or any Emerald Entity with any of the Material Suppliers that would reasonably be expected to result in a material Liability.

Section 3.22. Intercompany Arrangements. Except for (i) any Contracts that are neither material in amount in relation to the Business nor necessary for the Emerald Entities to conduct the Business in all material respects as it is conducted as of the date of this Agreement, (ii) the Transaction Documents, and (iii) any Contracts set forth on Section 3.22 of the Disclosure Schedule, there are no Contracts solely between or among Emerson and/or its Subsidiaries with respect to the conduct of the Business or by which the Purchased Assets are bound.

Section 3.23. Certain Business Relationships with Affiliates. Except as set forth in or described on Section 3.23 of the Disclosure Schedule, no officer or director of Emerson, the Emerald Entities or the Retained Subsidiaries (a) owns any material property or right, tangible or intangible, which is primarily used in the Business or is a party to any material Contract with any Emerald Entity or by which any Purchased Assets are bound, (b) has any pending claim against the Business or (c) owes any money to, or is owed any money by, the Business, in each case, other than, (i) in the case of any employee, officer or director, any employment, compensation or similar service provider Contract or (ii) as contemplated by the Transaction Documents.

Section 3.24. Guaranties.

(a)   Section 3.24(a) of the Disclosure Schedule sets forth a true, correct and complete list of material Emerson Guaranties as of the date hereof.

(b)   Section 3.24(b) of the Disclosure Schedule sets forth a true, correct and complete list of material Emerald Guaranties as of the date hereof.

(c)   Section 3.24(c) of the Disclosure Schedule sets forth a true, correct and complete list of material Emerson Insurance Securities (and the amount of collateral thereunder) as of the date hereof.

Section 3.25. Product Liability; Product Warranty; Recalls.

(a)   Since the Lookback Date, none of the Emerald Entities or, with respect to the Business, Emerson and the Retained Subsidiaries, have been a party to any Action and, to the knowledge of Emerson, there has not been any notice or threatened Action (i) relating to alleged defects in any product distributed by or on behalf of the Business, (ii) the failure of any product of the Business to meet the warranty specifications applicable thereto, (iii) alleging personal injury, death, or property or economic damages, or (iv) seeking injunctive relief in connection with any products of the Business, in each case, except for immaterial customer complaints in the ordinary course of business consistent with past practice. Except as would not be material to the Business, taken as a whole, Emerson and its Subsidiaries have made adequate allowance of reserves for warranty claims with respect to the Business.

(b)   Except as would not reasonably be expected to be material to the Business, taken as a whole, each product of the Business is, and has been at all times since the Lookback Date, developed, manufactured, processed, tested, packaged, labeled, handled, distributed, marketed, promoted, commercialized and sold in compliance in all respects with, and, to the knowledge of Emerson, no condition exists that with notice or lapse of time or both would constitute a default under, (i) Emerson’s and its Subsidiaries’ internal policies, rules and procedures with respect to the Business, (ii) Applicable Law, (iii) industry standards applicable to the industries in which the Business operates and (iv) agreements to which the Business is bound.

(c)   Except as would not reasonably be expected to be material to the Business, taken as a whole, since the Lookback Date, (i) none of the Emerald Entities or, with respect to the Business, Emerson and the Retained Subsidiaries, has been required by any Governmental Authority, or were required under Applicable Law, to make or issue any recall or withdrawal of, or safety alert, suspension, post-sale warning or other similar action (a “Recall”) with respect to, any product of the Business, and no Recalls are in effect or pending or, to the knowledge of Emerson, contemplated, with respect to any product of the Business, (ii) there are not and have not been any defects or deficiencies in any product of the Business or any failures of any product of the Business to meet applicable manufacturing, quality and/or labeling standards established by applicable agreements, Applicable Law or internal policies, rules and procedures and (iii) no product of the Business has been the subject of any voluntary or involuntary Recall. No product of the Business is or has been subject to any epidemic failure.

(d)   The Business is, and has been since the Lookback Date, in compliance in all material respects with Applicable Law regarding advertising and marketing of the products of the Business. All claims made in advertising, marketing and promotional materials in any media (including labels, catalogs, packaging and websites) relating to the products of the Business were in all material respects truthful, non-deceptive and otherwise in compliance with all Applicable Law, in each case, at the time such advertising, marketing and promotional materials were used by the Business.

Section 3.26. Shared IT Contracts. Section 3.26 of the Disclosure Schedule sets forth a true, correct and complete list of each Shared IT Contract (a) that is material to the Business and (b) under which Emerson or any of its Subsidiaries is obligated to purchase a material minimum amount of products, services, licenses or subscriptions, as applicable, for use by the Business, together with its maturity date and the annual and monthly minimum amount of products, services, licenses or subscriptions, as applicable, that Emerson or its Subsidiaries is committed to purchase for use by the Business.

Section 3.27. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 3 AND ARTICLE 6 (AS MODIFIED BY THE DISCLOSURE SCHEDULES), NEITHER EMERSON NOR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO EMERSON OR ANY OF ITS AFFILIATES, THE PROBABLE SUCCESS OR PROFITABILITY OF THE BUSINESS, THE SHARES, THE PURCHASED ASSETS, THE EMERALD ENTITIES, THE BUSINESS, THE REAL PROPERTY OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE TRANSACTION DOCUMENTS, THE ASSUMED LIABILITIES OR ANY OTHER RIGHTS OR OBLIGATIONS TO BE TRANSFERRED OR ASSUMED PURSUANT HERETO, AND EMERSON DISCLAIMS ANY OTHER REPRESENTATIONS, WARRANTIES, FORECASTS, PROJECTIONS, STATEMENTS OR INFORMATION, WHETHER MADE OR FURNISHED BY EMERSON OR ANY OF ITS AFFILIATES OR ANY OF ITS OR THEIR REPRESENTATIVES OR ANY OTHER PERSON.

Article 4
Representations and Warranties of Ruby

Ruby represents and warrants to Emerson that:

Section 4.01. Corporate Existence and Power. Ruby is a limited partnership duly organized, validly existing and in good standing under the laws of Delaware. Debt Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of Delaware. Each of Ruby and Debt Merger Sub has all corporate (or similar) powers and all material governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Ruby, Debt Merger Sub or any of their Affiliates is a party.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Ruby and Debt Merger Sub of this Agreement and the consummation of the transactions contemplated hereby are within the corporate powers of Ruby and Debt Merger Sub and have been duly and validly authorized by all necessary corporate action on the part of Ruby and Debt Merger Sub, respectively. The execution, delivery and performance of each other Transaction Document to which Ruby, Debt Merger Sub or any of their Affiliates is or will be a party, by Ruby, Debt Merger Sub and any such Affiliates, and the consummation of the transactions contemplated thereby, are within Ruby’s, Debt Merger Sub’s and any such Affiliate’s corporate powers and have been, or will be prior to their execution, delivery and performance, duly and validly authorized by all necessary corporate action on the part of Ruby, Debt Merger Sub and any such Affiliates. Assuming due and valid execution by each other party hereto, this Agreement constitutes a valid and binding agreement of each of Ruby and Debt Merger Sub, enforceable against Ruby and Debt Merger Sub in accordance with its terms, subject to the Enforceability Exceptions. Assuming due and valid execution by each other party thereto, each other Transaction Document to which Ruby, Debt Merger Sub or any of their Affiliates is a party constitutes or, upon the execution and delivery thereof by Ruby, Debt Merger Sub and any such Affiliate, shall constitute, a valid and binding agreement of Ruby, Debt Merger Sub and any such Affiliate, enforceable against Ruby, Debt Merger Sub and any such Affiliate in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.03. Governmental Authorization. The execution, delivery and performance by Ruby and Debt Merger Sub of this Agreement and each other Transaction Document to which Ruby or Debt Merger Sub is or will be a party, as applicable, and the consummation of the transactions contemplated hereby and thereby does not and will not require any material approval of, material action by or in respect of, or material filing, notice or registration with, any Governmental Authority other than (a) compliance with any applicable requirements of the HSR Act, (b) compliance with the other applicable Competition Laws and Foreign (Direct) Investment Laws in the jurisdictions specified on Section 3.03 of the Disclosure Schedule, (c) completion of any Deferred Closing Actions, (d) the filing of a certificate of merger for the Debt Merger with the Secretary of State of the State of Delaware and (e) any such action or filing as to which the failure to make or obtain would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Ruby or any of its Affiliates is a party.

Section 4.04. Noncontravention. The execution, delivery and performance by Ruby and Debt Merger Sub of this Agreement and each other Transaction Document to which Ruby or Debt Merger Sub is or will be a party and the consummation of the transactions contemplated hereby and thereby do not and will not, assuming compliance with the matters referred to in  Section 4.03 and completion of any Deferred Closing Actions, (a) violate the certificate of incorporation or bylaws or other organizational documents of Ruby or Debt Merger Sub, (b) violate or breach any Applicable Law, (c) conflict with, require any consent, authorization or approval or other action by any Person under, constitute a default under, or result in or give rise to any right of termination, cancellation, acceleration or adverse modification (whether after the giving of notice or the lapse of time or both) of any right or obligation of Ruby or Debt Merger Sub or to a loss of any benefit to which Ruby or Debt Merger Sub is entitled under any provision of any agreement or other instrument binding upon Ruby or Debt Merger Sub or (d) result in the creation or imposition of any material Lien, except for any Permitted Liens, on any asset of Ruby or Debt Merger Sub, with such exceptions, in the case of each of clauses (b) through (d), as would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Ruby, Debt Merger Sub or any of their Affiliates is a party.

Section 4.05. Financing. (a) Ruby has delivered to Emerson on or prior to the date hereof true, correct and complete copies of (i) fully executed commitment letters, dated as of the date hereof, by and among BCP Emerald Aggregator L.P. and the Commitment Parties (as defined therein) party thereto, including all annexes, exhibits and other attachments thereto and all executed fee letters associated therewith (collectively, the “Debt Commitment Letter”), dated as of the date hereof, pursuant to which the lenders and other parties thereto have committed, on the terms and subject to the conditions set forth therein, to provide Debt Merger Sub with debt financing in the amounts set forth therein in connection with the transactions contemplated hereby (or any debt financing in lieu thereof in accordance with Section 5.13, the “Debt Financing”) and (ii) one or more fully executed commitment letters, including all annexes, exhibits, schedules and other attachments thereto (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitment Letters”), dated as of the date hereof, by and between the Sponsors and Ruby, pursuant to which the Sponsors have committed to provide equity financing in the amount and on the terms and subject to the conditions set forth therein in connection with the transactions contemplated hereby (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides that Emerson is a third-party beneficiary thereto with respect to the provisions expressly specified therein.

(b)   (i) As of the date of this Agreement, the Debt Commitment Letter is in full force and effect (except as limited by the Enforceability Exception) and constitutes a valid and binding obligation of Ruby and, to the knowledge of Ruby, the other parties thereto, (ii) the Equity Commitment Letter is in full force and effect (except as limited by the Enforceability Exception) and constitutes a valid and binding obligation of Ruby and the other parties thereto and (iii) assuming due and valid execution by each other party thereto, each of the Financing Commitment Letters is enforceable against Ruby and to the knowledge of Ruby, the other parties thereto in accordance with its terms, subject to the Enforceability Exception. As of the date hereof, except as not prohibited under Section 5.13 no Financing Commitment Letter has been amended or modified in any respect, no provisions or rights thereunder have been waived and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach under (i) the Debt Commitment Letter on the part of Ruby or, to the knowledge of Ruby, any other party thereto or (ii) the Equity Commitment Letter on the part of Ruby or any other party thereto. There are no conditions precedent or other contingencies directly or indirectly related to the funding of the amount of the Financing required to consummate the transactions contemplated by this Agreement (including any flex provisions) other than the conditions precedent expressly set forth in the Financing Commitment Letters, and Ruby has no reason to believe that, as of the date of this Agreement, assuming satisfaction of the conditions set forth in Article 8, (i) it or any other party thereto will not be able to satisfy on a timely basis any term or condition of the Financing Commitment Letters, including any condition to the closing of the Financing, or (ii) the amount of the Financing required to consummate the transactions contemplated by this Agreement will not be made available to Ruby at or prior to the Closing. As of the date of this Agreement, other than the Financing Commitment Letters and any customary engagement letters or customary fee letters in each case with respect to the Debt Financing (none of which adversely affect the conditionality, enforceability or availability of the Debt Financing), there are no side letters or other contracts, arrangements or understandings (written or oral) directly or indirectly related to the funding or investing, as applicable, of the full amount of the Financing. The aggregate proceeds of the Financings, when funded in accordance with the Financing Commitment Letters and giving effect to any “market flex” provision in or related to the Debt Commitment Letter are in an amount sufficient to (1) consummate the Closing upon the terms contemplated by this Agreement and (2) pay all other amounts payable by Ruby and JV NewCo on the Closing Date in connection with the consummation of the transactions contemplated by this Agreement. As of the date hereof, Ruby has fully paid, or caused to be paid, any and all commitment fees and any and all other fees and expenses, in each case as are required to be paid on or prior to the date hereof pursuant to the terms of the Financing Commitment Letters.

Section 4.06. Solvency. Ruby is not entering into the transactions contemplated by this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Business. Assuming (a) the accuracy in all material respects of the representations and warranties set forth in Article 3, (b) the performance in all material respects of the covenants and agreements of Emerson and JV NewCo required to be performed or complied with on or before the Closing Date in accordance with this Agreement and (c) the estimates, projections or forecasts provided by Emerson or its Affiliates to Ruby prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable, at and immediately after the Closing, and after giving effect to the transactions contemplated by this Agreement, Ruby and its Subsidiaries, taken as a whole, will be Solvent. For purposes of this Agreement, the term “Solvent”, when used with respect to any Person, shall mean that, as of any date of determination, such Person shall (i) have property with fair value greater than the total amount of its debts and liabilities, subordinated, contingent or otherwise (it being understood that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, can reasonably be expected to become an actual or matured liability), (ii) have assets with present fair salable value not less than the amount that will be required to pay its liability on its debts as they become absolute and matured, (iii) be able to pay its debts and liabilities, subordinated, contingent or otherwise, as they become absolute and matured and (iv) not be engaged in business or a transaction, and not be about to engage in a business or transaction, for which it has unreasonably small capital.

Section 4.07. No Prior Operations; Capitalization. Each of Ruby and Debt Merger Sub is a newly formed entity that was formed specifically in connection with the transactions contemplated by this Agreement and, except in connection with the transactions contemplated hereby, has not conducted any operations, owned an interest in any assets (including any ownership interest in any other Person), incurred any liabilities of any nature or become party to any agreements.

Section 4.08. Guarantee. Concurrently with the execution of this Agreement, the Sponsors have delivered to Emerson a duly executed Guarantee. Each Sponsor is duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all powers required to carry on its business as now conducted, except as would not prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Ruby or any of its Affiliates is a party. The execution, delivery and performance by each Sponsor of the Guarantee, and the consummation of the transactions contemplated thereby, are within the corporate (or similar) powers of Sponsor and have been duly authorized by all necessary corporate (or similar) action on the part of such Sponsor. As of the date hereof, the Guarantee is in full force and effect and constitutes a valid and binding obligation of each Sponsor, enforceable against such Sponsor in accordance with its terms, subject to the Enforceability Exception. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of any Sponsor under such Guarantee.

Section 4.09. Litigation. As of the date hereof, there are no Actions pending against or, to the knowledge of Ruby, threatened against, Ruby or Debt Merger Sub that would, individually or in the aggregate, reasonably be expected to prevent, materially impair or materially delay the transactions contemplated by this Agreement or any other Transaction Document to which Ruby, Debt Merger Sub or any of their Affiliates is a party.

Section 4.10. Finders’ Fees. There is no investment banker, broker, finder, financial advisor or other intermediary which has been retained by or is authorized to act on behalf of Ruby or Debt Merger Sub who might be entitled to any investment banker’s, broker’s, finder’s, financial advisor’s or similar fee or commission in connection with the transactions contemplated by this Agreement or the other Transaction Documents for which Emerson or any of its Affiliates or the Emerald Entities would be liable in excess of the amount contemplated by clause (ii) of the definition of Transaction Expenses.

Section 4.11. Inspections; No Other Representations. Ruby is an informed and sophisticated purchaser, and has engaged expert advisors, experienced in the evaluation and purchase of property and assets such as the Purchased Assets and the Acquired JV NewCo Equity Interests as contemplated hereunder. Ruby has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement. Ruby acknowledges and agrees, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Emerald Entities), that the Purchased Assets and Acquired JV NewCo Equity Interests are sold “as is” and Ruby and such Affiliates agree to accept the Purchased Assets, Acquired JV NewCo Equity Interests and the Business in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by or on behalf of or imputed to Emerson, in each case, except as expressly set forth in this Agreement, including Article 3. Without limiting the generality of the foregoing, Ruby acknowledges, on its own behalf and on behalf of its Affiliates (including, after the Closing, the Emerald Entities), that, except as expressly set forth in this Agreement (including Article 3), Emerson makes no representation or warranty with respect to (a) any projections, estimates or budgets delivered to or made available to Ruby or its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Business or the future business and operations of the Business or (b) any other information or documents made available to Ruby or its Representatives with respect to the Business.

Section 4.12. Purchase for Investment. Ruby is purchasing the Acquired JV NewCo Equity Interests for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof. Ruby (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Acquired JV NewCo Equity Interests and is capable of bearing the economic risks of such investment.

Section 4.13. R&W Insurance Policy. Exhibit G sets forth the form of the R&W Insurance Policy and the binder agreement pursuant to which Ruby has received a conditional written commitment from the insurer(s) specified therein to fully bind the R&W Insurance Policy effective as of the Closing Date. Such commitment is in full force and effect as of the date hereof.

Section 4.14. Source of Funds. (a) None of Ruby, Debt Merger Sub, any Sponsor or any of their respective Affiliates (excluding any portfolio company of any investment fund or investment vehicle affiliated with Sponsor) or beneficial owners (as defined in Rule 13d-3 promulgated under the 1934 Act), appears on the Specially Designated Nationals and Blocked Persons List administered and enforced by the United States Department of Treasury Office of Foreign Assets Control, and (b) none of the monies used to fund the transactions described in Article 2 have been or will be derived from or related to any illegal activities, including money laundering activities.

Section 4.15. Regulatory Matters. None of Ruby, Debt Merger Sub, Blackstone Capital Partners VIII L.P. or any of their respective Affiliates, directly or indirectly, holds a 10% or greater investment or equity interest in or controls any Person that is a material direct competitor to the Business.

Section 4.16. No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 4 AND SCHEDULE V, NONE OF RUBY, DEBT MERGER SUB OR ANY OTHER PERSON MAKES ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY WITH RESPECT TO RUBY, DEBT MERGER SUB OR ANY OF THEIR AFFILIATES, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE TRANSACTION DOCUMENTS, AND EACH OF RUBY AND DEBT MERGER SUB DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, WHETHER MADE OR FURNISHED BY RUBY, DEBT MERGER SUB OR ANY OF THEIR AFFILIATES OR ANY OF ITS OR THEIR REPRESENTATIVES OR ANY OTHER PERSON.

Article 5
Covenants of the Parties

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, except as set forth in Section 5.01 of the Disclosure Schedule, as expressly contemplated by the Transaction Documents, as required by Applicable Law or with Ruby’s prior written consent (which shall not be unreasonably withheld, conditioned or delayed), Emerson shall, and shall cause the Emerald Entities to, and shall cause its other Subsidiaries (with respect to the Purchased Assets, the Assumed Liabilities or the Business) to, conduct the Business in the ordinary course consistent with past practice and use commercially reasonable efforts (but without any obligation to incur expenditures or grant concessions) to maintain its existing relations and goodwill with customers, members, suppliers, licensors, licensees, employees, Governmental Authorities and other third parties with whom it has material business relations.

Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as set forth in Section 5.01 of the Disclosure Schedule, as expressly contemplated by the Transaction Documents, pursuant to the Master Step Plan, as required by Applicable Law or with Ruby’s consent (which shall not be unreasonably withheld, conditioned or delayed), with respect to the Business, Emerson shall not and shall cause the Emerald Entities not to and shall cause its other Subsidiaries (with respect to the Business, the Purchased Assets or the Assumed Liabilities) not to:

(a)   amend or modify the articles of incorporation, bylaws or other similar organizational documents of any Emerald Entity;

(b)   acquire any assets (including capital stock), liabilities, property or business from any other Person in excess of $5,000,000 individually or $20,000,000 in the aggregate, except (i) pursuant to existing contracts or commitments set forth in Section 5.01(b) of the Disclosure Schedule, (ii) pursuant to budgeted capital expenditures (subject to compliance with Section 5.01(n)) or (iii) otherwise in the ordinary course of business consistent with past practice;

(c)   sell, assign, lease, license, abandon, let lapse, transfer or otherwise dispose of any Purchased Asset (or assets that would be Purchased Assets at the Closing) or any asset of the Emerald Entities (excluding Non-Business Assets) except (i) pursuant to existing contracts or commitments disclosed by Emerson, (ii) cash dividends or other distributions to Emerson or its Affiliates and (iii) otherwise in the ordinary course of business consistent with past practice;

(d)   create or otherwise incur any material Lien on any Purchased Asset or any asset of any Emerald Entity (excluding Non-Business Assets), other than Permitted Liens;

(e)   make any loans, advances or capital contributions to, or investments in, any other Person, other than (i) in the ordinary course of business consistent with past practice, (ii) by any Emerald Entity to any other Emerald Entity or (iii) amounts that will be repaid in full at or prior to the Closing with no obligations or Liabilities of any Emerald Entity existing at or after the Closing;

(f)   (i) supplement, amend, modify, extend or terminate any Material Contract, or otherwise waive or release any material rights, claims or benefits of the Business thereunder or (ii) enter into any Contract that, if in effect on the date hereof, would be a Material Contract, other than, in each case of clauses (i) and (ii), in the ordinary course of business consistent with past practice, subject to Section 5.01(f) of the Disclosure Schedule;

(g)   compromise, waive, release or settle, or offer or propose to settle, any Action relating to or involving the Business (excluding any right to the extent relating to an Excluded Asset or Excluded Liability), except where the amount paid in settlement or compromise does not exceed $5,000,000 individually or $15,000,000 in the aggregate, as long as such settlement or compromise does not impose any equitable relief, admission of wrongdoing, or non-monetary restrictions (other than confidentiality obligations) on any Purchased Asset, any Emerald Entity, Ruby or any of its Affiliates;

(h)   initiate any material Action against any customer, supplier or vendor of the Business outside of the ordinary course of business consistent with past practice;

(i)   make, change or revoke any entity classification election or other material Tax election, adopt or change any method of Tax accounting or annual Tax accounting period, commence or enter into any voluntary disclosure proceeding or agreement with a Taxing Authority, enter into any closing agreement with respect to material Taxes, amend any material Tax Return, surrender any right to claim a material Tax refund, consent to any extension or waiver of any statute of limitations regarding the assessment or collection of any material Tax, or settle or compromise any Tax Proceeding, in each case with respect to any Emerald Entity, any Purchased Asset, or otherwise with respect to the Business; provided that (i) Emerson may make periodic Tax elections or adopt periodic methods of Tax accounting in connection with filing Tax Returns in the ordinary course of business, to the extent consistent with past practice, (ii) Ruby shall use reasonable best efforts to respond to any request for consent under this Section 5.01(i) within ten (10) Business Days of such request, and (iii) Emerson may settle Tax audits that are reasonably expected to incur liability of no more than $2,000,000 individually or $10,000,000 in the aggregate without the consent of Ruby;

(j)   take any action outside the ordinary course of business that both would have the effect of and is undertaken with a principal purpose of shifting the negative tax capital to be delivered by the Emerson Contributors in the transactions contemplated by this Agreement (other than the decision to undertake any Emerson Optional Pre-Closing Step or the allocation of the Acquired JV NewCo Equity Interests to be sold to Ruby pursuant to Section 2.01(d));

(k)   make any material change in any method of accounting or accounting practices, policies, principles or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, including any working capital procedures or practices, except for any such change required by reason of a concurrent change in GAAP or Applicable Law;

(l)   except as required by Applicable Law or the terms of any Business Benefit Plan or Emerson Collective Agreement, (i) increase the compensation (including severance) of any Business Employee with an annual base salary or wage rate of $170,000 or above other than annual merit compensation increases in the ordinary course of business consistent with past practice (subject to reasonable adjustment for market levels to address inflation) in connection with the fiscal 2023 merit process, (ii) establish, adopt, terminate or materially amend any Emerald Entity Benefit Plan or Assumed Benefit Plan (or any plan, agreement, program or arrangement that would be an Emerald Entity Benefit Plan or Assumed Benefit Plan if in effect on the date hereof) other than, (A) changes made in the ordinary course of business related to the annual open enrollment process, provided that such actions do not materially increase costs to JV

NewCo or its Subsidiaries (including, following the Closing, the Emerald Entities), other than cost increases in connection with rate changes or other changes made by a third-party benefit or insurance provider or (B) entering into offer letters or termination-related agreements (x) in connection with the pre-Closing restructuring process to facilitate the transfer of employees contemplated by this Agreement or (y) any individuals who are hired, engaged or terminated in accordance with this Section 5.01(k), in the ordinary course of business consistent with past practice, (iii) accelerate the time of payment or vesting of any rights or benefits under any Business Benefit Plan with respect to any Business Service Providers, (iv) change any actuarial or other assumptions used to calculate funding obligations with respect to any Emerald Entity Benefit Plan or Assumed Benefit Plan, other than any change made in accordance with an insurance arrangement or contract with respect to such Emerald Entity Benefit Plan or Assumed Benefit Plan in existence on the date hereof, (v) grant to any Business Service Provider or Former Business Service Provider any right to reimbursement, indemnification or payment for any Taxes incurred under Section 409A or Section 4999 of the Code, (vi) grant any severance, separation or retention, change in control or transaction bonuses to any Business Service Providers that would constitute an Assumed Liability, (vii) make any grants under the Emerson Equity Plans to any Business Service Provider or Former Business Service Provider, (viii) hire or terminate (other than for cause) the employment or services of any Business Service Provider with an annual base salary or wage rate of $170,000 or above, or (ix) transfer the employment or services of any Business Service Provider employed by an Emerald Entity to Emerson or its Affiliates (other than any Emerald Entity) or transfer the employment or services of any current or former director, officer, employee or individual contractor of Emerson or its Affiliates (other than any Emerald Entity) who is not a Business Service Provider to any Emerald Entity, in each case, except with respect to Business Employees or any employee of Emerson or its Affiliates who, upon transfer, would be a Business Employee, with an annual base salary or wage rate of less than $170,000 who apply for and are hired to a position with an Emerald Entity pursuant to Emerson’s internal hiring system in the ordinary course of business consistent with past practice;

(m)   enter into, modify, amend or terminate any agreement between an Emerald Entity, on the one hand, and Emerson or any of its Affiliates (other than an Emerald Entity), on the other hand, except for (A) modifications or amendments to ordinary course commercial agreements that are on arms’ length commercial terms consistent with past practice that do not result in materially adverse changes or materially increased costs to such agreements (including as a result of any replacements or renewals thereof) or, in the case of a Shared Contract, treats the Business and non-Business sides of such agreement on a fair and equitable basis (subject to Section 5.09(c)), (B) the entry into or termination of ordinary course commercial agreements that are on arms’ length commercial terms consistent with past practice that are not materially adverse to the Business in comparison to the agreements in effect as of the date hereto, subject to the requirement that, in the case of a Shared Contract, such action treats the Business fairly and equitably relative to the non-Business parts of Emerson that are affected by such action (subject to Section 5.09(c)) or (C) agreements contemplated to terminated pursuant to Section 5.03;

(n)   permit any of the Emerald Entities to make or authorize any payment of, or commitment for, capital expenditures that will not be fully paid prior to the Closing, except (i) capital expenditure commitments made in the ordinary course of business and included in the capital expenditure budget of the Business set forth on Section 5.01(n) of the Disclosure Schedule, and (ii) unbudgeted capital expenditure commitments not to exceed $5,000,000 individually and $25,000,000 in the aggregate;

(o)   issue, pledge, dispose of, transfer, grant or sell any equity interest, notes, bonds or other securities of the Emerald Entities (or any option, warrant or other right to acquire the same) or redeem, split, combine, reclassify or repurchase any of the capital stock of or other equity interests in the Emerald Entities;

(p)   incur, create, assume, endorse, guarantee or otherwise become liable for (or obtain any commitments in respect of), or amend or otherwise modify any indebtedness that would be a Closing Adjustment Liability or any derivative financial instruments or arrangements (including swaps, caps, floors, futures, forward contracts and option agreements) or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), in each case, other than in the ordinary course of business;

(q)   adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(r)   make any material change in the manner in which it manages its working capital, including any material change in the manner of payment of accounts payable or other Liabilities (that would be Assumed Liabilities or Liabilities of the Emerald Entities), the collection of accounts receivable or the maintenance of inventory levels;

(s)   diminish, increase or terminate promotional programs or engage in any material pricing, sales, receivables, discount, product giveaway, any other consumer or trade offers, or inventory overstocking or understocking practices or activities, or any changes to credit, trade or supply terms, in each case in a manner outside of the ordinary course of business;

(t)   cancel or allow to terminate any Insurance Policy or allow any of the coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse replacement coverage equal to or greater than the existing coverage for a substantially similar cost is in full force and effect with no gap in coverage;

(u)   other than as required by Applicable Law, recognize a labor union, works council or similar labor entity applicable to the Business or enter into or amend any Emerson Collective Bargaining Agreement which applies to any Business Service Provider, other than in connection with the renegotiation and execution of any Emerson Collective Bargaining Agreement in effect as of the date hereof in the ordinary course of business;

(v)   cause “employment losses” of Business Employees that result in a “mass layoff” or “plant closing” under the WARN Act with respect to the Business, other than any action taken in furtherance of the pre-Closing restructuring process;

(w)   except as required by Applicable Law, modify any public or posted privacy policies of any Emerald Entity (or Emerson or its Subsidiaries, solely to the extent applicable to the Business) or the operation or security of any IT Assets included in the Purchased Assets, in each case, in any manner that is materially adverse to the Business; or

(x)   authorize, agree or commit to do any of the foregoing.

For the avoidance of doubt, nothing in this Section 5.01 (subject to the last sentence of this Section 5.01) shall restrict Emerson or any of its Subsidiaries, in any respect, from (1) taking any action to (i) cause any wholly-owned Emerald Entity to dividend, distribute or otherwise permanently repatriate to any of its Affiliates or equity holders any or all of the cash and cash equivalents of such Emerald Entity (subject to Applicable Law), and make capital increases or decreases in connection therewith, (ii) remove, or cause any Subsidiary to remove, and pay to Emerson or any of its Affiliates any cash and cash equivalents held in any bank account of the Business, (iii) settle or otherwise terminate or eliminate intercompany balances between any wholly-owned Emerald Entity, on the one hand, and Emerson or any Retained Subsidiary, on the other hand, and other than in respect of China Holdover Cash, make capital increases or decreases in connection therewith, (iv) in connection with any of clauses (i), (ii) and (iii) above, cause any wholly-owned Emerald Entity to incur indebtedness for borrowed money from another wholly-owned Emerald Entity and (v) otherwise comply with or give effect to the provisions of this Agreement or (2) taking or not taking any action, including the establishment of any policy, procedure or protocol, Emerson or any of its Subsidiaries determines, acting reasonably and in good faith, is necessary or advisable for the preservation of health and human safety in response to SARS-CoV-2 or COVID-19 and any evolutions or mutations thereof, or to the extent reasonably necessary to address or comply with the COVID-19 Measures; provided that Emerson will give prior notice to and consult with Ruby prior to taking any such action that would otherwise require Ruby’s consent under this Section 5.01. In no event shall any cash that would otherwise be Closing Foreign Cash or Closing U.S. Cash be distributed to any equityholder of JV NewCo or any of its Affiliates (other than the Emerald Entities) during the period following the Closing and prior to the Effective Time. Notwithstanding anything to the contrary set forth in this Agreement, Emerson shall not, and shall cause the Emerald Entities not to, take any action (including any actions described in the first sentence of this Section 5.01) that would result in the Emerald Entities holding Cash within the United States as of the Effective Time in an amount less than the Minimum U.S. Cash Amount.

Section 5.02. Confidentiality. (a) All information provided or made available to Ruby, its Affiliates or any of their respective Representatives pursuant to any of the Transaction Documents or in connection with any of the transactions contemplated thereby, whether provided prior to or after the date hereof, shall be subject to the Confidentiality Agreement;

provided, that the Confidentiality Agreement is hereby amended such that any information covered by or subject to the Confidentiality Agreement may be disclosed to current or prospective debt or equity financing sources, financial advisors, insurers or co-investors in connection with the investment, co-investment, syndication and/or marketing of any portion of the Equity Investor Financing and/or the Debt Financing or otherwise in connection with the Transactions to the extent that such current or prospective debt or equity financing sources, financial advisors, insurers or co-investors agrees to be bound by customary confidentiality obligations or duties with respect to the use and disclosure of such information. Blackstone Management Partners L.L.C. is an express third party beneficiary of the amendments of the Confidentiality Agreement contained in the foregoing sentence.

(b)   The Confidentiality Agreement shall terminate at the Closing with respect to that portion of the Evaluation Material (as defined in the Confidentiality Agreement) as relates to the Emerald Entities and the Business and otherwise shall continue in full force and effect following the Closing in accordance with its terms. Following the Closing, the disclosure or use of any non-public, confidential and/or proprietary information of any party hereto or its Affiliates or Representatives pursuant to this Agreement shall be subject to the confidentiality obligations set forth in the JV NewCo LP Agreement and the JV NewCo LLC Agreement. If this Agreement is terminated, for any reason, prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(c)   From the date hereof until the Closing Date, Ruby shall not, without the prior consent of Emerson (not to be unreasonably withheld, conditioned or delayed), contact any Business Service Providers or, known suppliers to, or known customers of the Business in connection with, or with respect to, this Agreement; provided that this Section 5.02(c) shall not restrict Ruby from contacting any such Persons in the ordinary course of business (unrelated to this Agreement).

Section 5.03. Termination of Intercompany Arrangements.

(a)   At or prior to Closing (or, with respect to the Deferred Business, the Deferred Closing), Emerson shall take any and all actions necessary to (i) terminate any Contract between an Emerald Entity, on the one hand, and Emerson or any Retained Subsidiary, on the other hand, without any Emerald Entity having any continuing Liabilities or obligations thereunder following the Closing, except for (A) any Contracts set forth on Section 5.03(a)(i)(A) of the Disclosure Schedule, purchase orders or invoices for the sale of products or provision of services between the Business, on the one hand, and any other operating business of Emerson or any Retained Subsidiary, on the other hand, in each case, entered into in the ordinary course of business on arms’ length terms, including services to be provided under the Transition Services Agreement, and (B) any Transaction Documents and (ii) except as contemplated by Section 5.16, terminate any Insurance Policy (for the avoidance of doubt, other than the Emerald Insurance Policies), or portion thereof, covering the Business that is held by Emerson or a Retained

Subsidiary. For the avoidance of doubt, the provisions of this Section 5.03 shall not apply to any Shared Contracts.

(b)   Without limitation to Section 2.06 or Section 5.12 and except for (A) any accounts receivable and accounts payable in respect of the sale of products or provision of services between the Business, on the one hand, and any other operating business of Emerson or any Retained Subsidiary, on the other hand, entered into in the ordinary course of business on arms’ length terms, on or prior to the Closing, or as soon as reasonably practicable following the Closing and (B) those items listed in Section 5.03 of the Disclosure Schedule, Emerson shall (i) eliminate any indebtedness owed by Emerson or any Retained Subsidiary to an Emerald Entity, and (ii) repay or otherwise eliminate any indebtedness or other amounts owed by an Emerald Entity to Emerson or any Retained Subsidiary (other than any amounts owed with respect to the provision prior to the Closing of services that will be provided by Emerson following the Closing pursuant to the Transition Services Agreement), in each case, without any Emerald Entity having any continuing Liabilities or obligations therefor. For the avoidance of doubt, without limiting Emerson’s obligations under this Section 5.03(b), any indebtedness owed by Emerson or any Retained Subsidiary to an Emerald Entity that is required to be but are not so eliminated or repaid pursuant to this Section 5.03(b) prior to Closing shall be considered Indebtedness.

Section 5.04. Reasonable Best Efforts; Further Assurance.

(a)   Subject to the terms and conditions of this Agreement, Ruby and Emerson shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement (including satisfying all of the Deferred Closing Actions and taking any and all other steps necessary to consummate the Deferred Closings) and the other Transaction Documents, including (x) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (y) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority, including any consents or approvals required in connection with the transfer of any permits maintained by the Business, and (z) obtaining and maintaining all approvals and consents required to be obtained from any non-Governmental Authority third party (“Third Party Consents”), in each of the foregoing clauses (i)-(iii) that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that:

(i)   subject to Section 5.04(b), the parties hereto understand and agree that (x) the reasonable best efforts of Ruby under this Section 5.04 shall be deemed to include taking, and causing the Ruby Related Entities to take and (y) subject to Section 5.04(b), the Emerald Entities shall take, if requested in writing by Ruby, all actions necessary or appropriate to avoid or eliminate each and every impediment under any Competition Law so as to enable the consummation of the transactions contemplated by this Agreement and the other Transaction Documents to occur as soon as reasonably possible (and in any event prior to the End Date), including:

(A)   entering into any settlement, undertaking, consent decree, stipulation or agreement with or required by any Governmental Authority in connection with the transactions contemplated hereby;

(B)   proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture or disposition of businesses, product lines or assets of the Emerald Entities or the Ruby Related Entities;

(C)   terminating or amending existing relationships, contractual rights or obligations of the Emerald Entities or the Ruby Related Entities;

(D)   otherwise taking or committing to take actions that after the Closing Date would limit the Ruby Related Entities’ or the Emerald Entities’ freedom of action with respect to, or its ability to retain or exercise rights of ownership or control with respect to, one or more of the businesses, product lines or assets of the Ruby Related Entities or the Emerald Entities (each of the foregoing described in any of Section 5.04(a)(i)(A) through (D), a “Regulatory Concession”);

(E)   defending any action, suit or proceeding (including by appeal if necessary) that challenges any of the transactions contemplated by this Agreement or the other Transaction Documents or which would otherwise prohibit, materially delay or materially impair the consummation of the transactions contemplated by this Agreement or the other Transaction Documents; and

(F)   seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the other Transaction Documents or the transactions contemplated hereby or thereby; and

(ii)   None of Ruby, Emerson nor its Subsidiaries shall have any obligation to make payments or incur any costs or expenses, grant any concession or incur any Liability to obtain any Third Party Consents, and the failure to receive any such approvals or consents shall not be taken into account with respect to whether any condition to the Closing (or the Deferred Closing) set forth herein shall have been satisfied.

(iii)   The parties shall take the actions contemplated by Schedule V.

(b)   Notwithstanding anything to the contrary herein, nothing in Section 5.04(a) shall (i) require Ruby to cause any Person that is a portfolio company (as such term is commonly understood in the private equity industry) of Ruby or its Affiliates (including Blackstone or any affiliated investment funds or investment vehicles affiliated with, or managed or advised by, Blackstone) to make any Regulatory Concessions or take any other actions with respect to this Agreement, (ii) require Emerson or its Affiliates (other than the Emerald Entities with respect to the Business) to make or agree to take any Regulatory Concessions or (iii) require any Person to make any Regulatory Concessions or take any other actions that are not conditioned upon consummation of the transactions contemplated by this Agreement.

(c)   Emerson and Ruby agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement (including satisfying all of the Deferred Closing Actions and taking any and all other steps necessary to consummate the Deferred Closings), to consummate the Pre-Closing Restructuring, vest in Ruby ownership of the Acquired JV NewCo Equity Interests and vest in JV NewCo ownership of the Foreign Purchased Entities and good title to the Foreign Purchased Assets and to assure and evidence the assumption by the Emerald Entities of the Foreign Assumed Liabilities.

(d)   In furtherance and not in limitation of the foregoing, each of Ruby and Emerson shall make all required filings (and, if mutually agreed, advisable filings) (including in draft form where applicable or advisable) pursuant to applicable Competition Laws, including the filing of a Notification and Report Form pursuant to the HSR Act and any required filings (and, if mutually agreed, advisable filing) pursuant to the Competition Laws set forth on Section 5.04(d)(i) of the Disclosure Schedule and the Foreign (Direct) Investment Laws set forth on Section 5.04(d)(ii) of the Disclosure Schedule, with respect to the transactions contemplated by this Agreement and any other Transaction Documents as promptly as practicable after the date hereof and in any event filing a Notification and Report Form pursuant to the HSR Act within ten (10) Business Days of the date hereof. Each of Ruby and Emerson shall (i) respond as promptly as practicable to any inquiries and requests received from any Governmental Authority in connection with the HSR Act, applicable Competition Laws and applicable Foreign (Direct) Investment Laws, (ii) supply as promptly as practicable any additional information and documentary material that may be required pursuant to the HSR Act, any other applicable Competition Laws and any applicable Foreign (Direct) Investment Laws, (iii) not extend any waiting period under the HSR Act, any other Competition Laws or any Foreign (Direct) Investment Laws or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated by this Agreement, except with the prior written consent of Ruby and (iv) take all other actions necessary or desirable to cause the expiration or termination of the applicable waiting periods under the HSR Act, any other Competition Laws and any Foreign (Direct) Investment Laws as soon as practicable (and, in any event, prior to the End Date). Subject to the foregoing, Ruby shall control strategy, communications and timing with respect to the parties’ efforts to obtain any necessary or advisable consents, approvals or non-objections, or expiration or termination of any waiting period under the HSR Act, any other Competition Laws and Foreign (Direct) Investment Laws after considering in good faith all comments and advice of Emerson (and its counsel). All filing fees incurred by Ruby or Emerson or any of their respective Affiliates in connection with causing the expiration or termination of the applicable waiting periods under the HSR Act and in connection with other filings made pursuant to applicable Competition Laws and the Foreign (Direct) Investment Laws in accordance with this Section 5.04(d), shall be Transaction Expenses of Ruby. Notwithstanding anything set forth herein, filings contemplated by the Side Letter shall be governed solely by the provisions set forth therein.

(e)   Subject to Applicable Law relating to the sharing of information, each of Ruby and Emerson shall (i) furnish such other party with copies of all documents (except documents or portions thereof for which confidential treatment has been requested or given) and material correspondence (A) prepared by or on behalf of such party for any Governmental Authority and affording such other party opportunity to comment and participate in responding, where appropriate; and (B) received by or on behalf of such party from any Governmental Authority, in each case in connection with any such consent, authorization, order or approval and (ii) use reasonable best efforts to consult with and keep such other party hereto informed as to the status of such matters; provided that, the parties may redact any information provided pursuant to this Section 5.04 as necessary to address reasonable privilege or confidentiality concerns, and to remove references related to the valuation of the Emerald Entities or Ruby’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; further provided, however, that the parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other parties under this Section 5.04 as “outside counsel only”. Further, no party hereto shall, nor shall it permit any of its Representatives to, meet or engage in substantive conversations with any Governmental Authority or representative of such Governmental Authority in connection with obtaining any such consent, authorization, order and approval unless, to the extent reasonably practicable, it consults with, in the case of Emerson or JV NewCo, Ruby, and, in the case of Ruby, Emerson, in advance and, to the extent not precluded by Applicable Law or regulation or exempted by this Agreement, offers such other party the opportunity to participate in such meeting or conversation.

(f)   Without limiting the generality of the foregoing, prior to the Closing, Ruby shall not, and it shall cause Blackstone Capital Partners VIII L.P. and the Ruby Related Entities not to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in or otherwise make any investment in, any Person or portion thereof, if the entering into a definitive agreement relating to or the consummation of such acquisition, merger, consolidation or investment would or would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially increase the risk of not being able to remove any such Order on appeal or otherwise.

(g)   Emerson is required to inform and consult with the Emerson Electric European Works Council (the “European Works Council”) pursuant to the terms of the Emerson Electric European Works Council Agreement dated June 18, 2014 (the “European Works Council Agreement”) as implicitly extended by the parties, in respect of the sale of the European Business. Each of Emerson and Ruby agree to cooperate promptly and in good faith in respect of such information and consultation, and without limiting the foregoing:

(i)   Emerson will provide Ruby, in reasonable time in advance in writing, with a copy of any information (including any proposals) which will be provided to the European Works Council in relation to the Business, the Emerald Entities or the Purchased Assets, Ruby or its Affiliates and shall make any reasonable amendments to such information which relates to Ruby or its Affiliates and such proposals as Ruby may require prior to providing such information to the European Works Council (provided always that such amendments are provided in a reasonable timeframe to allow for their incorporation), also promptly providing Ruby with an amended copy of such information; provided that Emerson may (x) redact or otherwise not provide any historical financial information or information that is unrelated to the Business, the Emerald Entities, the Purchased Assets, Ruby or its Affiliates or (y) designate such information as “outside counsel only”, in which case such information shall be provided only to the outside legal counsel of the Ruby.

(ii)   Ruby will provide Emerson as soon as reasonably practical with information in writing in respect of Ruby and its proposals that is reasonably necessary for the purposes of the European Works Council consultation process (and excluding any information relating to Ruby, the Sponsors and their respective Affiliates that is confidential or commercially sensitive). Such information will be provided by Emerson to the European Works Council promptly; and

(iii)   Ruby agrees that it shall (x) nominate a key contact for the purposes of the European Works Council consultation process; (y) provide its responses to any reasonable requests for information for the purposes of such information and consultation process with the European Works Council as soon as reasonably practicable following receipt of a request in writing from Emerson; and (z) participate in such meetings with the European Works Council as may be reasonably requested by Emerson.

Emerson will consider any points raised by the European Works Council during the consultation process in good faith and, as necessary, discuss any potential implications with Ruby, and Ruby will cooperate with Emerson to consider any such issues in good faith (including any potential adjustments to the parties’ proposals) before Emerson provides its response to the European Works Council.

Section 5.05. Certain Filings. Emerson and Ruby shall cooperate with one another (i) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement or the other Transaction Documents and (ii) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking to obtain any such actions, consents, approvals or waivers in a timely manner (which shall be subject to Section 5.04, as applicable).

Section 5.06. Public Announcements. The parties agree to obtain the written consent (which shall not be unreasonably withheld, conditioned or delayed) of each other party before issuing any press release or making any public statement with respect to the Transaction Documents or the transactions contemplated thereby; provided, however, that a party may, without the prior consent of each other party, but only following consultation with each other party to the extent practicable, issue such public disclosure as may be required by Applicable Law or any listing agreement with any national securities exchange to which the disclosing party is subject. Notwithstanding the foregoing, Ruby may, without consulting any other party, provide ordinary course communications regarding this Agreement and the transactions contemplated hereby in connection with financial reporting and fundraising activities to existing or prospective general and limited partners, equity holders, members, managers and investors of any Affiliates of such Person, which in each case are subject to customary confidentiality obligations, without the consent of the other parties.

Section 5.07. Notices of Certain Events.

(a)   Each of Emerson and Ruby shall promptly notify the other of:

(i)   any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by any Transaction Document if the failure to obtain such consent would be reasonably likely to be material to the Business or would reasonably prevent, materially impair or materially delay the transactions contemplated by this Agreement or the other Transaction Documents to which Emerson, JV NewCo or any of their respective Affiliates is a party;

(ii)   any material notice or other material communication from any Governmental Authority in connection with the transactions contemplated by any Transaction Documents; and

(iii)   the commencement of any Action that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to, in the case of Emerson, Section 3.10 (unless such Action would constitute an Excluded Liability) or, in the case of Ruby, Section 4.09.

(b)   Notwithstanding anything to the contrary herein, a party’s failure to comply with this Section 5.07 shall not provide any other party hereto or any of such other party’s Affiliates with a right not to effect the transactions contemplated by this Agreement.

Section 5.08. Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)   Ruby and, after the Closing, JV NewCo, waives and shall not assert, and agrees to cause their respective Affiliates to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Emerson Representation”), of Emerson or any of its Affiliates or any shareholder, officer, employee or director of Emerson or any of its Affiliates (any such Person, a “Designated Emerson Person”) in any matter involving or relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by Davis Polk & Wardwell LLP, Baker McKenzie LLP, von Briesen & Roper, s.c. (“National Coordinating Counsel”) or any other legal counsel (collectively, “Designated Emerson Counsel”) currently representing Emerson or any of its Affiliates, including any Emerald Entity, in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Emerson Representation”).

(b)   Ruby and, after the Closing, JV NewCo, waives and shall not assert, and agrees to cause their respective Affiliates to waive and not to assert, any attorney-client privilege with respect to any communication between any Designated Emerson Counsel and any Designated Emerson Person occurring during the Current Representation in connection with any Post-Closing Emerson Representation, including in connection with a dispute with Ruby or any of its Affiliates, and following the Closing, with any Emerald Entity, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Emerson; provided, that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Emerson Persons and their advisors.

(c)   Emerson and each of the Retained Subsidiaries, waives and shall not assert, and agrees to cause their respective Affiliates to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing (the “Post-Closing Ruby Representation”), of Ruby or JV NewCo or any of their respective Affiliates or any shareholder, officer, employee or director of Ruby or JV NewCo or any of their respective Affiliates (any such Person, a “Designated Ruby Person”) in any matter involving or relating to this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, by Simpson Thacher & Bartlett LLP, Herbert Smith Freehills LLP or any other legal counsel (“Designated Ruby Counsel”) currently representing Ruby or any of its Affiliates, in connection with this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby (the “Current Ruby Representation”).

(d)   Emerson and each of the Retained Subsidiaries, waives and shall not assert, and agrees to cause their respective Affiliates to waive and not to assert, any attorney-client privilege with respect to any communication between any Designated Ruby Counsel and any Designated Ruby Person occurring during the Current Ruby Representation in connection with any Post-Closing Ruby Representation, including in connection with a dispute with Emerson, the Retained Subsidiaries or any of their respective Affiliates, it being the intention of the parties hereto that all such rights to such attorney-client privilege and to control such attorney-client privilege shall be retained by Ruby; provided, that the foregoing waiver and acknowledgement of retention shall not extend to any communication not involving this Agreement or any other Transaction Document or the transactions contemplated hereby or thereby, or to communications with any Person other than the Designated Ruby Persons and their advisors.

(e)   Neither Emerson or the Retained Subsidiaries, on the one hand, nor any of the Emerald Entities, on the other hand, shall engage National Coordinating Counsel as representation in any conflict between such Persons relating to Asbestos Claims; provided, that the foregoing shall not apply to, or limit the waiver set forth in, Section 5.08(a).

(f)   Nothing in this Section is intended to or shall be deemed to operate as a waiver of any applicable privilege or protection that could be asserted to prevent disclosure of any confidential communication by any Designated Emerson Counsel or any Designated Ruby Counsel.

Section 5.09. Business/Non-Business Assets; Shared Contracts.

(a)   Prior to the Closing, Emerson and the Emerald Entities shall effect all transfers and take all such actions as are necessary so that any assets of the Emerald Entities that would not constitute Purchased Assets if they were assets of Emerson or a Retained Subsidiary or that would constitute Excluded Assets if they were assets of Emerson or a Retained Subsidiary (collectively the “Non-Business Assets”) are transferred to Emerson or a Retained Subsidiary and so that any Liabilities of the Emerald Entities that would not constitute Assumed Liabilities if they were Liabilities of Emerson or a Retained Subsidiary or that would constitute Excluded Liabilities if they were Liabilities of Emerson or a Retained Subsidiary (collectively the “Non-Business Liabilities”) are assumed by Emerson or a Retained Subsidiary, as applicable. In the event that at any time, or from time to time after the Closing Date, Emerson on the one hand or JV NewCo on the other hand (or any of their respective Affiliates) shall receive or otherwise possess any asset (including cash) that should belong to such other party (or its Affiliates) pursuant to this Agreement, such Person shall promptly notify such other party in writing and transfer, or cause to be transferred, such asset to the Person so entitled thereto (for no additional consideration). In the event that at any time, or from time to time after the Closing Date, Emerson on the one hand or JV NewCo on the other hand (or any of their respective Affiliates)

identifies any Liability that should be assumed by such other party (or its Affiliates) pursuant to this Agreement, such Person shall promptly notify such other party and such other party shall assume and accept, for no additional consideration, such Liability. In furtherance of the foregoing, (i) JV NewCo undertakes and agrees to return any Non-Business Assets, and Emerson agrees to assume any Non-Business Liabilities, that are inadvertently transferred to or retained by the Emerald Entities pursuant to the Pre-Closing Restructuring or at or after the Closing (through failure to transfer such assets out of the Emerald Entities or otherwise), and to forward or remit to Emerson any payments received by Ruby, JV NewCo or their respective Affiliates on account of any such Non-Business Assets, and Emerson agrees to reimburse the Emerald Entities for any such Non-Business Liabilities, and (ii) Emerson undertakes and agrees to transfer any Purchased Assets to JV NewCo, and JV NewCo agrees to assume any Assumed Liabilities that are inadvertently transferred to or retained by Emerson and the Retained Subsidiaries pursuant to the Pre-Closing Restructuring at or after the Closing (through failure to transfer such assets out of Emerson and the Retained Subsidiaries to the Emerald Entities or otherwise), and to forward and remit to JV NewCo any payment received by Emerson or any Retained Subsidiary on account of any Purchased Asset, including any accounts or notes receivable. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for such other Person.

(b)   Prior to Closing, Emerson and Ruby shall cooperate in good faith to determine a mutually acceptable plan for separating the Shared Contracts, including (x) to identify any Shared Contracts that shall be separated prior to Closing and (y) to seek to apportion any increased costs to the Business and the Retained Business resulting from separating the Shared Contracts proportionally based on their respective allocated assets, licenses, services or financial commitments. Except as set forth in this Section 5.09(b) or otherwise agreed in writing between Emerson and Ruby, each Shared Contract shall constitute a Purchased Asset, and shall be assigned, transferred and conveyed, in each case, only with respect to (and preserving the meaning of) those parts of such Shared Contract that relate to the Business, if so assignable, transferable or conveyable, or appropriately amended prior to, on or after the Closing, so that the Emerald Entities shall be entitled to the rights and benefit of those parts of the Shared Contract that relate to the Business and shall assume the related portion of any Liabilities contemplated by this Agreement; provided that (i) in no event shall any Person be required to assign (or amend), either in its entirety or in part, any Shared Contract if an attempted assignment or amendment, without the consent of, or other action by, any third party, would constitute a breach thereunder or in any way adversely affect the rights of JV NewCo or Emerson or any of their respective Affiliates thereunder, and (ii) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended, without such consent or action, Emerson and Ruby shall cooperate (at JV NewCo’s expense) in a mutually agreeable arrangement under which the Emerald Entities would obtain the benefits and assume the obligations with respect to such parts in accordance with this Agreement. Subject to Section 5.24, any costs, fees or expenses incurred by the parties hereto pursuant to this Section 5.09(b) (excluding, for the avoidance of doubt, underlying costs allocated to Emerson pursuant to clause (y)) shall be Stand Up Costs.

(c)   Following the date hereof, subject to Section 5.09(b), Emerson and Ruby shall cooperate with each other and use their respective commercially reasonable efforts to partially assign or otherwise separate each Shared Contract (including by “cloning” any master services agreements and “splitting” statements of work) prior to or as of the Closing (or following the Closing, to the extent any Shared Contracts have not been separated prior to the Closing or if Ruby and Emerson mutually agree to separate any Shared Contracts following the Closing pursuant to Section 5.09(b)) such that one or more of the Emerald Entities would be party to or bound by the terms and conditions of such Shared Contracts (with respect to the portion used by the Business), including all related assets, licenses, services, and financial commitments to the extent related to the Business (any such Contract or portion thereof, a “Purchased Shared Contract”) and Emerson or one or more of the Retained Subsidiaries would be party to or bound by the terms and conditions of such Shared Contract (with respect to the portion used by the Retained Business), including all related assets, licenses, services, and financial commitments, to the extent related to the Retained Business (any such Contract or portion thereof, a “Retained Shared Contract”), in each case on terms and conditions which, in the aggregate, are comparable to those of such Shared Contract prior to separation (unless otherwise agreed to by Ruby and Emerson, which agreement shall not be unreasonably withheld, conditioned or delayed). In the event that Emerson identifies and assigns or separates any Shared Contract in accordance with the terms of this Section 5.09(c), the Emerald Entities shall assume the obligations under the Purchased Shared Contract and, if applicable, enter into or novate each Purchased Shared Contract. Any Purchased Shared Contract shall be deemed a Purchased Asset and any Retained Shared Contract shall be deemed an Excluded Asset. Notwithstanding anything to the contrary in this Agreement, the failure to assign or otherwise separate any Shared Contract on or before the Closing Date shall not be deemed to be a failure of any of the conditions set forth in Article 8. Subject to Section 5.24, any costs, fees or expenses incurred by the parties hereto pursuant to this Section 5.09(c) shall be Stand Up Costs.

(d)   After the date hereof, Emerson and Ruby shall cooperate in good faith to determine a mutually acceptable plan for separating the Shared IT Contracts in accordance with, and subject to the terms and conditions of, Section 15 of the form of Transition Services Agreement attached hereto (and, following the Closing, the executed version of the Transition Services Agreement). Upon reasonable written request by Ruby, Emerson shall make available to Ruby reasonably requested information relating to the Shared IT Contracts in connection with this Section 5.09(d), in each case, solely to the extent such information relates to those parts of such Shared IT Contract that relate to the Business and is reasonably required in order to effectuate the terms of this Section 5.09(d) or Section 15 of the Transition Services Agreement. Subject to the terms and conditions of Section 15 of the form of Transition Services Agreement attached hereto (and, following the Closing, the executed version of the Transition Services Agreement), with respect to each material Shared Contract and each material Shared IT Contract, from the date hereof until such Shared Contract or Shared IT Contract is assigned, transferred and conveyed to the Emerald Entities or until the Emerald Entities enter into a replacement or substitute Contract in respect of such Shared Contract or Shared IT Contract (or it is otherwise determined, pursuant to this Section 5.09(d) or Section 15 of the Transition Services Agreement, that such Shared Contract or Shared IT Contract will not be so assigned, transferred or conveyed to the Emerald Entities and/or the Emerald Entities will not enter into a replacement or substitute Contract in respect of such Shared Contract or Shared IT Contract), Emerson shall not, and shall cause the Retained Subsidiaries not to (i) modify or amend such Shared Contract or Shared IT Contract, except for modifications or amendments to such Contracts that do not result in a materially adverse impact to the Business or discriminate between the Business and the Retained Businesses in a way that is materially adverse to the Business, (ii) increase the Business Commitment Amounts (as defined in the Transition Services Agreement), or (iii) extend, renew or terminate those parts of such Shared Contract or Shared IT Contract that relate to the Business; provided, that, notwithstanding the foregoing, Emerson and the Retained Subsidiaries may extend or renew any Shared IT Contracts prior to the Closing; provided further, that, without the consent of Ruby, the Emerald Entities shall be liable or responsible to Emerson and its Subsidiaries only for the Business Commitment Amount under any such renewal or extension period until (but not after) the end of the applicable Transition Period (as defined in the Transition Services Agreement) (notwithstanding any early termination of such Transition Period by JV NewCo pursuant to the terms of the Transition Services Agreement) with respect to any such Shared IT Contract that is so renewed or extended. The matters contemplated by this Section 5.09(d) shall be overseen by the Transition Committee pursuant to Section 5.24(a).

Section 5.10. Access to Information; Cooperation.

(a)   From the date hereof until the Closing Date (or, if earlier, the termination of this Agreement), and subject to Applicable Law and the Confidentiality Agreement, Emerson will (i) give Ruby, its counsel and other authorized Representatives reasonable access to the assets, properties, books, records, data, datasets, information, files, papers and employees of the Business, (ii) furnish to Ruby, its counsel and other authorized Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) instruct the employees, independent accountants, counsel and financial advisors of Emerson to reasonably cooperate with Ruby in its investigation of the Business. Notwithstanding the foregoing, Ruby and its agents shall not have access (A) prior to the Closing, to any properties of the Business, including the Purchased Assets and Real Property, for purposes of conducting any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media, (B) to any information to the extent relating to any Retained Business (provided that, with respect to any Commingled Books and Records, Emerson shall use commercially reasonable efforts to make substitute disclosure arrangements (which may include redacting information to the extent related to the Retained Business) in order to provide Ruby reasonable access to the portion of such Commingled Books and Records related to the Business) or (C) to any Emerson Tax Records.

(b)   From the Closing Date until the earlier of (x) seven years following the Closing Date, (y) an IPO (as defined in the JV NewCo GP LLC Agreement) and (z) a Change of Control

Sale (as defined in the JV NewCo LP Agreement), and subject to Applicable Law and Sections 5.02(b) and 6.05(b), upon request, Emerson will afford promptly to JV NewCo, Ruby and their respective authorized Representatives reasonable access to its assets, properties, books, records and employees (i) to the extent necessary to permit JV NewCo or any of its Affiliates to comply with their financial reporting, accounting or auditing obligations with respect to any period ending before the Closing Date with respect to the Business, the Emerald Entities, the Purchased Assets or the Assumed Liabilities, (ii) in connection with any Action related to the Business, the Emerald Entities, the Purchased Assets or the Assumed Liabilities, and (iii) reasonably necessary or desirable in order to determine any matter relating to Ruby’s or JV NewCo’s rights and obligations hereunder or otherwise in connection with its tax, regulatory, litigation, contractual or other legitimate matters.

(c)   From the Closing Date until the earlier of (x) seven years following the Closing Date, (y) an IPO (as defined in the JV NewCo GP LLC Agreement) and (z) a Change of Control Sale (as defined in the JV NewCo LP Agreement), and subject to Applicable Law and Section 5.02(b), upon request, JV NewCo will afford promptly to Emerson and its authorized Representatives reasonable access to its assets, properties, books, records and employees (i) to the extent necessary to permit Emerson or any of its Affiliates to comply with their financial reporting, accounting or auditing obligations with respect to any period ending before the Closing Date with respect to the Business or the Excluded Assets or Excluded Liabilities, (ii) in connection with any Action related to either the Excluded Assets or Excluded Liabilities, and (iii) reasonably necessary or desirable in order to determine any matter relating to Emerson’s rights and obligations hereunder or otherwise in connection with its tax, regulatory, litigation, contractual or other legitimate matters.

(d)   Any access granted to a party or its Representatives pursuant to this Section 5.10 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the party granting such access. The party to whom such access or other cooperation is granted pursuant to this Section 5.10 shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred by the other parties or their Representatives in connection therewith.

(e)   Notwithstanding anything to the contrary contained herein, nothing in this Section 5.10 shall require (A) Emerson, or Ruby or JV NewCo, as applicable, to provide each other party or its Representatives with access to (i) personnel records of employees relating to individual performance or evaluation records, medical histories or other information which, in the disclosing party’s good faith opinion, the disclosure of which would violate Applicable Law or other Privacy Requirement or could subject such party or its Affiliates to risk of liability or (ii) information the disclosure of which, in the disclosing party’s good faith opinion (x) would conflict with confidentiality obligations or Privacy Requirement to which such party or any of its Affiliates is bound or (y) would reasonably be expected to result in the forfeiture or waiver of any attorney-client or similar privilege; provided, that, in the case of this clause (y), the disclosing party shall use commercially reasonable efforts to provide each other party, to the extent possible, with access to the relevant information in a manner that would not reasonably be expected to result in the forfeiture or waiver of any such attorney-client or similar privilege, or (B) any party’s independent accountants to make available to any other party or its Representatives any work papers unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such independent accountants.

Section 5.11. Use of Emerson Retained Marks and Business Marks after Closing; Covenant Not to Sue; Chain of Title

(a)   Except as expressly set forth in this Section 5.11 or as contemplated under the Transaction Documents, the parties hereby acknowledge and agree that no party grants any license or other right with respect to any of its Intellectual Property Rights to the other party under this Agreement, whether by implication, estoppel, exhaustion or otherwise, and each party retains and reserves all rights with respect to its Intellectual Property Rights not expressly granted under this Agreement.

(b)   Emerson and its Affiliates hereby grant to JV NewCo and its Affiliates (including, as of the Closing, the Emerald Entities) a limited, non-exclusive, non-transferable (except to an Affiliate), non-sublicensable (except to Affiliates and its and their respective vendors, distributors and other service providers solely in connection with the operation of the Business, and not for the independent use of such sublicensee), fully paid-up and royalty-free license to use the Emerson Retained Marks, solely in connection with the conduct of the Business at the time of the Closing or at any time during the twelve (12)-month period prior to the Closing for (i) solely with respect to any use authorized in writing by Emerson or its Subsidiaries or as expressly required in the applicable Emerald Entity’s capacity as lessor to Emerson and its Subsidiaries, in each case, in connection with the Emerald Property pursuant to the Emerald Lease, until the expiration or termination of the Emerald Lease, (ii) solely with respect to software that is installed by (or otherwise made available to) customers prior to the Closing Date, at the next release or update scheduled to be provided to such customers in the ordinary course of business and in any event within twenty-four (24) months following the Closing Date and (iii) a term of one (1) year immediately after the Closing Date for any other use (the “Transition Period”). Notwithstanding the foregoing, as soon as reasonably practicable after the Closing, and in any event by the end of the Transition Period, Ruby shall, and shall cause the Emerald Entities to, cease and discontinue all use of the Emerson Retained Marks by (i) depleting the inventory, labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of Closing that bear any Emerson Retained Mark and are public or consumer-facing or removing, destroying or striking over all Emerson Retained Marks from the foregoing, (ii) removing all Emerson Retained Marks from all public or consumer-facing websites, email and other online materials and from all signage and other displays and (iii) taking actions to cause the names of the Emerald Entities to be changed to such other names that do not include the Emerson Retained Marks, including by making filings with applicable Governmental Authorities and using commercially reasonable efforts to prosecute the same until completion; provided that, as between the parties, Emerson shall the bear out-of-pocket costs of taking such actions solely with respect to the Emerson Retained Marks at the Emerald Property. Any use by Ruby or the Emerald Entities of the Emerson Retained Marks during the Transition Period shall be (A) solely in connection with goods, products and services that are (x) the type of goods, products and services in connection with which Emerson and the Emerald Entities were using the Emerson Retained Marks at the time of the Closing or at any time during the twelve (12)-month period prior to the Closing and (y) of a quality at least as high as the quality of goods, products and services provided by Emerson and the Emerald Entities immediately prior to the Closing or at any time during the twelve (12)-month period prior to the Closing and (B) subject to all written style and other written usage guidelines in effect for the Emerson Retained Marks immediately prior to the Closing and made available to Ruby or any of the Emerald Entities. All goodwill associated with the use by Ruby and the Emerald Entities of the Emerson Retained Marks shall inure to the sole and exclusive benefit of Emerson or its Affiliates, as applicable. Following the Closing, none of Ruby, its Affiliates, or any of the Emerald Entities shall, or shall assist any third party to, contest the validity, ownership or enforceability of any of the Emerson Retained Marks. For clarity, nothing herein shall restrict Ruby or the Emerald Entities from using or referencing the Emerson Retained Marks at any time after the Closing in (1) a non-trademark manner to describe or provide information regarding the history of the Business, (2) a non-trademark manner on historical legal and business documents and internal materials that are not currently and shall not become visible or available to the public, (3) a manner that would constitute “fair use” under Applicable Law or (4) to the extent required by Applicable Law.

(c)   Ruby and JV NewCo and each of their respective Affiliates (including, as of the Closing, the Emerald Entities) hereby grant to Emerson and the Retained Subsidiaries a limited, non-exclusive, non-transferable (except to an Affiliate), non-sublicensable (except to Affiliates and its and their respective vendors, distributors and other service providers solely in connection with the operation of the Retained Businesses, and not for the independent use of such sublicensee), fully paid-up and royalty-free license to use the Trademarks included in the Business Intellectual Property Rights (the “Business Marks”), solely in connection with the conduct of the Retained Businesses at the time of the Closing or at any time during the twelve (12)-month period prior to the Closing for a term of one (1) year immediately after the Closing Date (the “Emerson Transition Period”). Notwithstanding the foregoing, as soon as reasonably practicable after the Closing, and in any event by the end of the Emerson Transition Period, Emerson shall, and shall cause the Retained Subsidiaries to, cease and discontinue all use of the Business Marks by (i) depleting the inventory, labeling, stationery, forms, supplies, displays, advertising and promotional materials, manuals, and other materials existing as of Closing that bear any Business Mark and are public or consumer-facing or removing, destroying or striking over all Business Marks from the foregoing and (ii) removing all Business Marks from all public or consumer-facing websites, email and other online materials and from all signage and other displays. Any use by Emerson or any of the Retained Subsidiaries of the Business Marks during the Emerson Transition Period shall be (a) solely in connection with existing corporate and/or enterprise-wide marketing, advertising, promotional, training or other similar documents or materials that are (x) the type of documents or materials in connection with which Emerson and the Retained Subsidiaries were using the Business Marks at the time of the Closing or at any time during the twelve (12)-month period prior to the Closing, and (y) of a quality at least as high as the quality of documents or materials provided by Emerson and the Retained Subsidiaries immediately prior to the Closing or at any time during the twelve (12)-month period prior to the Closing and (b) subject to all written style and other written usage guidelines in effect for the Business Marks immediately prior to the Closing. All goodwill associated with the use by Emerson and the Retained Subsidiaries of the Business Marks shall inure to the sole and exclusive benefit of Ruby or its Affiliates, as applicable. Following the Closing, none of Emerson, its Affiliates or any of the Retained Subsidiaries shall, or shall assist any third party to, contest the validity, ownership or enforceability of any of the Business Marks. For clarity, nothing herein shall restrict Emerson or any of the Retained Subsidiaries from using or referencing the Business Marks at any time after the Closing in (1) a non-trademark manner to describe or provide information regarding the history of the Business, (2) a non-trademark manner on historical legal and business documents and internal materials that are not currently and shall not become visible or available to the public, (3) a manner that would constitute “fair use” under Applicable Law or (4) to the extent required by Applicable Law.

(d)   Effective as of the Closing:

(i)   Emerson, on behalf of itself and its Subsidiaries (for clarity, other than the Emerald Entities) (the “Seller Covenant Parties”), hereby covenants to Ruby that none of the Seller Covenant Parties shall bring any Action against Ruby, the Emerald Entities or their Subsidiaries (the “Purchaser Covenant Parties”) or any of the Covenant Third Parties (as defined below) anywhere in the world that alleges that the operation of the Business or any natural extensions or evolutions thereof infringes, misappropriates or otherwise violates (“Infringes”) any Patents, copyrights, trade secrets, inventions, know-how, methods or processes (“Inventions”), in each case, (x) that are owned by any of the Seller Covenant Parties as of immediately following the Closing and (y) to the extent such Inventions were used in the Business as of the Closing or at any time during the twelve (12)-month period prior to the Closing.

(ii)   Ruby, on behalf of the Purchaser Covenant Parties, hereby covenants to the Seller Covenant Parties that none of the Purchaser Covenant Parties shall bring any Action against any of the Seller Covenant Parties or any of the Covenant Third Parties anywhere in the world that alleges that the operation of the Retained Businesses or any natural extensions or evolutions thereof Infringes any Inventions, in each case, (x) that are owned by any of the Purchaser Covenant Parties as of immediately following the Closing and (y) to the extent such Inventions were used in the Retained Business as of the Closing or at any time during the twelve (12)-month period prior to the Closing.

(iii)   The “Covenant Third Parties” as used in subsections (i) and (ii) of this Section 5.11(d) shall mean the contractors, service providers, distributors, retailers, customers and end-users of the applicable Seller Covenant Parties or the Purchaser Covenant Parties, as applicable, with respect to the operation of the Business or Retained Businesses, as applicable, but not with respect to other products or services of such third parties.

(iv)   The Parties intend and agree that, for purposes of Section 365(n) of the U.S. Bankruptcy Code (and any amendment thereto) and any equivalent Law in any foreign jurisdiction, each of the above covenants in subsections (i) through (iii) of this Section 5.11(d) will be treated as a license to intellectual property (as defined in Section 101(35A) of the U.S. Bankruptcy Code).

(v)   The above covenants are intended to run with the Inventions subject thereto. Each party may and must transfer this covenant, in whole or in part, to the acquirer of any Inventions owned by such party and subject thereto, and such acquirer shall assume its obligations in writing or by operation of Law. Any such acquirer is deemed automatically bound by such covenant, regardless of whether such acquirer executes such written assumption. Further, each party may transfer the covenant granted to such party, in whole or in part, to (x) an Affiliate, (y) a successor via merger that engages in the Business or Retained Business, as applicable, as part of an internal reorganization or (z) the acquirer of one or more businesses or business lines of such party covered by such covenant (or the entities owning same); provided, that, after any such acquisition, the above covenants shall apply only to the party’s transferred businesses and not to any unrelated businesses of any such acquirer. All other transfers of this covenant require the prior written consent of each other party in its sole discretion, and are void ab initio without same.

(e)   Prior to the Closing Date, Emerson shall, and shall cause its Affiliates to use commercially reasonable efforts to take all actions and file and record all documents necessary to cause the title, registration and ownership records at all applicable Governmental Authorities and registrars for all Registered Business Intellectual Property Rights to be updated to reflect Emerson or its Retained Subsidiaries or the Emerald Entities, as appropriate, as the owner of record in a manner that is complete and accurate as of immediately prior to the Pre-Closing Restructuring (or the applicable Assignment Time, if and only if any Registered Business Intellectual Property Rights are transferred pursuant to a Foreign Transfer Agreement), including, for clarity, to ensure that the chain of title of each registration or application reflects all prior acquisitions and transfers of such item between Emerson and its Subsidiaries (including, for clarity, the Emerald Entities) prior to the Pre-Closing Restructuring (or the applicable Assignment Time, if and only if any Registered Business Intellectual Property Rights are transferred pursuant to a Foreign Transfer Agreement); provided, that in no event shall Emerson be required to file or record any documents with any applicable Governmental Authorities or registrars to the extent Emerson reasonably expects that such filing process will not be completed prior to the Closing Date). Emerson shall be responsible for all costs and expenses it incurs in connection with the actions taken pursuant to the preceding sentence relating to preparing, executing, filing and recording any and all assignments or other documentation that are required to accomplish the foregoing (including any costs and expenses for recordation with applicable Governmental Authorities and registrars); provided, that in no event shall Emerson be required to reimburse Ruby or JV NewCo for any costs or expenses incurred by Ruby or JV NewCo in connection with this Section 5.11(e). Emerson shall deliver to JV NewCo at or promptly after Closing all documents filed by Emerson or its Affiliates pursuant to the first sentence of this Section 5.11(e) between the date hereof and the Closing Date (and any documents collected, prepared and/or executed, but not filed or recorded by Emerson or its Affiliates, pursuant to the first sentence of this Section 5.11(e)) and Emerson and Ruby shall discuss and mutually agree in good faith on, and shall implement, a plan for JV NewCo to finalize and file any such filings or recordations. For the avoidance of doubt, JV NewCo shall be responsible for filing any and all (A) Intellectual Property Rights assignment agreements or other recordation documents relating to Intellectual Property Rights executed pursuant to the Pre-Closing Restructuring with respect to the Registered Business Intellectual Property Rights in accordance with Section 2.01(f) and (B) Foreign Transfer Agreements in accordance with Section 2.20, in each case, that are required or desired to be recorded with applicable Governmental Authorities and registrars to establish an Emerald Entity, JV NewCo, Ruby or its designee as the assignee of the Registered Business Intellectual Property Rights from Emerson or the Retained Subsidiaries and any and all costs and expenses associated therewith.

Section 5.12. Replacement of Guaranties.

(a)   On or prior to Closing, (i) Ruby shall use commercially reasonable efforts to, and Emerson shall cooperate with Ruby so as to cause the replacement, effective as of the Closing, of the Emerson Guaranties listed in Section 5.12(a) of the Disclosure Schedule and (ii) Emerson shall cause the Emerald Entities to repay, or otherwise eliminate, any and all amounts and obligations in respect of such Emerson Guaranties. JV NewCo shall indemnify Emerson and its Affiliates against, and hold each of them harmless from, any and all Damages incurred or suffered by Emerson or any of its Affiliates related to or arising out of any Emerson Guaranties (other than any Emerson Guaranties replaced pursuant to the foregoing clause (i)), and JV NewCo shall use commercially reasonable efforts to cause each of the Emerson Guaranties listed in Section 5.12(a) of the Disclosure Schedule that are not replaced as of Closing to be replaced no later than six (6) months following the Closing Date. For the avoidance of doubt, nothing herein shall require Emerson or any of its Affiliates to maintain any Emerson Guaranties following the Closing. The provisions of this Section 5.12 shall not apply to Emerson Insurance Securities, which shall be subject to Section 5.16.

(b)   On or prior to the Closing, (i) Emerson shall use commercially reasonable efforts to cause the replacement, effective as of the Closing, of the Emerald Guaranties listed in Section 5.12(b) of the Disclosure Schedule and (ii) Emerson shall, or shall cause the Retained Subsidiaries to, repay, or otherwise eliminate, any and all amounts and obligations in respect of such Emerald Guaranties. Emerson shall indemnify JV NewCo and its Affiliates against, and hold each of them harmless from, any and all Damages incurred or suffered by JV NewCo or any of its Affiliates related to or arising out of any Emerald Guaranties (other than any Emerald Guaranties replaced pursuant to the foregoing clause (i)), and Emerson shall use commercially reasonable efforts to cause each of the Emerson Guaranties listed in Section 5.12(b) of the Disclosure Schedule that are not replaced as of Closing to be replaced no later than six (6) months following the Closing Date. For the avoidance of doubt, nothing herein shall require JV NewCo or any of its Affiliates to maintain any Emerald Guaranties following the Closing.

Section 5.13. Financing. (a) Ruby shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange, consummate and obtain the Financing (or, in the event any portion or all of the Debt Financing becomes unavailable, Alternative Financing) as promptly as practicable after the date hereof and in any event at or prior to the Closing, including using its reasonable best efforts to (i) maintain in effect and comply in all material respects with its obligations under the Financing Commitment Letters in accordance with the terms and conditions thereof (including, as necessary, the “market flex” provisions contained in any related fee letters), (ii) negotiate and enter into definitive agreements with respect to the Debt Financing (the “Debt Financing Agreements”) on the terms and conditions contained in the Debt Commitment Letter (including any “market flex” provisions applicable thereto) or on other terms that are not materially less favorable (taken as a whole) to Ruby than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter (including, to the extent required by the related “market flex” provisions), subject to any amendments, modifications or supplements thereto, or replacements or waivers thereof, permitted by Section 5.13(b), (iii) taking into account the expected timing of the Marketing Period (unless such Marketing Period is mutually waived by the parties hereto), satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Ruby in the Financing Commitment Letters and, if applicable, the Debt Financing Agreements to the fullest extent that they are within its control, (iv) in the event that all conditions contained in the Financing Commitment Letters related to the Financing have been satisfied (except those that, by their nature, are to be satisfied at the Closing) or waived, consummate the Financing, at or prior to the Closing and (v) enforce its rights under the Financing Commitment Letters at or prior to the Closing. Ruby shall furnish true, correct and complete copies of the material Debt Financing Agreements and all other material definitive agreements and documents entered into by Ruby in relation to the Debt Commitment Letters (including in respect of any Alternative Financing) to Emerson promptly upon their execution.

(b)   Prior to Closing, Ruby shall not (i) agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitment Letter, any Debt Financing Agreements or any other definitive agreements or documents related to the Debt Financing or (ii) substitute other debt financing for all or any portion of the Financing from the same or Alternative Financing sources, in each case, without Emerson’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except, solely in the case of the Debt Commitment Letter, any Debt Financing Agreements or any other definitive agreements or documents related to the Financing, to the extent (A) such amendment, supplement, modification or waiver would not (1) reduce the aggregate amount of the Financing (or the cash proceeds available therefrom) below the amount required to consummate the transactions contemplated by this Agreement, (2) impose new or additional conditions precedent to any of the Financing, or materially adversely amend, modify or waive any of the existing conditions thereto or (3) otherwise reasonably be expected to materially prevent, delay or impair the availability of the amount of the Financing required to consummate the transactions contemplated by this Agreement or the ability of Ruby or JV NewCo to consummate the transactions contemplated by this Agreement or enforce its rights against the other parties to the Financing Commitment Letters, the Debt Financing Agreements or any other definitive agreements or documents related to the Financing (provided that (subject to compliance with the other provisions of this Section 5.13(b)), Ruby may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners, managers or agents that have not executed the Debt Commitment Letter as of the date of this Agreement) and, (B) with respect to any substitution for other debt financing under clause (ii) above, Ruby reasonably determines (after consultation with Emerson) that the terms and conditions of such substitute debt financing, taken as a whole, are more favorable to JV NewCo than the terms and conditions, taken as a whole, contemplated in the Debt Commitment Letters. Upon any such amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 5.13, Ruby shall provide a copy thereof to Emerson, and references to the “Financing Commitment Letters” and “Debt Commitment Letter” shall include such documents as permitted to be amended, supplemented or modified under this Section 5.13, and references to the “Financing” and “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended, supplemented or modified under this Section 5.13.

(c)   If for any reason all or any portion of the Debt Financing becomes unavailable on the terms and conditions or from the sources contemplated by the Debt Commitment Letter, Ruby shall promptly notify Emerson and use its reasonable best efforts to arrange and obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing for any such portion from the same or alternative sources (the “Alternative Financing”) (i) as promptly as practicable following the occurrence of such event (and in any event on or prior to the date on which the Closing should have occurred pursuant to Section 2.02) and (ii) in an amount sufficient to, when taken with the available portion of the Debt Financing (A) consummate the Closing upon the terms contemplated by this Agreement and (B) pay all other amounts payable by Ruby and JV NewCo in connection with the consummation of the transactions contemplated by this Agreement; provided, that, in no event shall Ruby be required to, and in no event shall its reasonable best efforts be deemed or construed to require it to, obtain alternative financing that includes terms and conditions, taken as a whole, that are materially less favorable to Ruby than the terms and conditions, taken as a whole, set forth in the Debt Commitment Letter as of the date hereof (taking into account any “market flex” provisions applicable thereto contained in the related fee letters) or would require it to pay any fees or agree to pay any interest rate amounts or original issue discount, in either case, in excess of those contemplated by the Debt Commitment Letter as in effect on the date hereof (taking into account any “market flex” provisions applicable thereto contained in the related fee letters) or which include any conditions to the consummation of such alternative debt financing that would reasonably be expected to make the funding of such alternative debt financing less likely to occur, than the conditions set forth in the Debt Commitment Letter as of the date hereof. If any Alternative Financing is obtained in accordance with this Section 5.13(c), Ruby shall promptly notify Emerson thereof and references to the “Debt Financing,” “Financing,” “Debt Commitment Letter” and “Financing Commitment Letters” (and other like term in this Agreement) shall include such Alternative Financing, as applicable.

(d)   Emerson shall, and shall use reasonable best efforts to cause the Emerald Entities and its respective Representatives (including legal and accounting advisors) to, provide all cooperation reasonably requested by Ruby to assist Ruby in the arrangement of the Debt Financing, including, to the extent customary for the Debt Financing or any then-contemplated Alternative Financing or other substitute or replacement financing to be obtained in accordance with Section 5.13, by:

(i)   participating (and causing senior management and using reasonable best efforts to cause advisors to participate) in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and investors with respect to, the Debt Financing), presentations, road shows, drafting sessions, due diligence sessions (including using reasonable best efforts to cause the Independent Auditor to participate therein) and sessions with rating agencies, in each case, at reasonable times and with reasonable notice;

(ii)   assisting with Ruby’s preparation of materials for rating agency presentations and investor presentations (including “roadshow” or investor meeting slides), bank information memoranda, offering memoranda, private placement memoranda (including under Rule 144A under the Securities Act), confidential information memoranda, marketing materials and similar documents required in connection with the Debt Financing (and furnishing customary authorization letters in connection therewith (authorizing the distribution of information to prospective Debt Financing Sources or investors and containing customary representations, including with respect to the presence or absence of material nonpublic information about the Business and regarding the accuracy of the information provided by, or with respect to, the Business), executed by or on behalf of Emerson and/or the Emerald Entities and delivering customary certificates of a senior financial officer or other management comfort regarding financial information included in the 144A offering memorandum);

(iii)   assisting with Ruby’s preparation of (and using reasonable best efforts to cause the Independent Auditor to assist with Ruby’s preparation of) pro forma financial statements for the Business customarily included in offering documents for high yield debt securities (or reasonably required by the Debt Financing Sources and their respective agents) (provided, that (A) Ruby shall be responsible for the preparation of such pro forma financial statements and any pro forma adjustments giving effect to the transactions contemplated herein and (B) Emerson’s and the Emerald Entities’ assistance shall relate solely to the financial information and data derived from Emerson’s historical books and records);

(iv)   with respect to the Emerald Entities only, executing and delivering (or assisting Ruby in obtaining from legal counsel (including local counsel) to the Emerald Entities and their advisors) any guarantee or pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by Ruby and as may be necessary and customary in connection with the Debt Financing (including a solvency certificate of the chief financial officer of the Business and/or the Emerald Entities in the form contemplated by the Debt Commitment Letter), and otherwise facilitating the obtaining of guarantees and pledging of collateral in connection with the Debt Financing, in each case to be effective as of no earlier than the Closing;

(v)   using reasonable best efforts to cause KPMG LLP or one of the other “big four” independent auditors (the “Independent Auditor”) to provide reasonable and customary assistance and cooperation in connection with the Debt Financing, including, using reasonable best efforts to cause the Independent Auditor to furnish consents for use in materials related to Debt Financing or any non-convertible, high-yield debt securities issued in lieu of all or a portion thereof and to deliver customary “comfort letters” (which shall provide customary “negative assurance” and change period comfort) for a Rule 144A placement of securities with respect to financial information contained in the offering materials relating to the Debt Financing (and using reasonable best efforts to provide customary representations to such Independent Auditor in connection with the foregoing);

(vi)   assisting Ruby in procuring public corporate ratings and corporate family ratings in respect of the Business and public ratings of the facilities and securities contemplated by the Debt Financing;

(vii)   furnishing to Ruby all documentation and information at least four Business Days prior to the Closing Date as is reasonably requested in writing by Ruby at least eight Business Days prior to the Closing Date about the Business including, if any Emerald Entity qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, a Beneficial Ownership Certificate (each as defined in the Debt Commitment Letter) that the Debt Financing Sources reasonably determine is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act;

(viii)   following Ruby’s reasonable request, causing directors of any Emerald Entity who will continue to hold such positions from and after the Closing to execute resolutions or consents of such Emerald Entity that do not become effective until the

Closing to the extent reasonably necessary to permit the completion of the Debt Financing;

(ix)   using reasonable best efforts to ensure that any syndication efforts in connection with the Debt Financing benefit from existing lending and investment banking relationships of Emerson and its subsidiaries;

(x)   assisting with the payoff of existing indebtedness of the Emerald Entities and the Business that will be repaid at or prior to Closing and the release of related liens on or prior to the Closing Date (including using reasonable best efforts to obtain customary payoff letters, lien terminations and other instruments of discharge, in each case in a form reasonably acceptable to Ruby);

(xi)   using reasonable best efforts to cooperate with the Debt Financing Sources’ due diligence in connection with the Debt Financing, to the extent customary and reasonable; and

(xii)   assisting Ruby (A) with obtaining appraisals and field exams required in connection with the Debt Financing and (B) in completing any borrowing base certificate required in connection with the Debt Financing and establishing bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing.

(e)   Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.13), (i) nothing in this Agreement (including this Section 5.13) shall require any such cooperation to the extent that it would (A) require Emerson to waive or amend any terms of this Agreement or to the extent not indemnified or reimbursed, require Emerson or any of its Affiliates to incur any liability or, make any payment, (B) require the Emerald Entities to, to the extent not indemnified or reimbursed, (1) agree to make any payment (including any commitment or other fee or any expense reimbursement) in connection with the Financing prior to the Closing or (2)  incur any other liability or give any indemnity or otherwise incur any binding commitment or otherwise commit to take any action (including any corporate or comparable action) that is not contingent on the Closing (except for the authorization letters, the financial officer certificate or management comfort contemplated by Section 5.13(d)(ii) and the information requested pursuant to Section 5.13(d)(iv)), (C) unreasonably interfere with the ongoing business or operations of Emerson, the Emerald Entities or any of their respective Affiliates, (D) require Emerson, any of the Emerald Entities or any of their respective Affiliates to take any action that would (1) jeopardize any attorney-client privilege (provided that Emerson shall use reasonable best efforts to notify Ruby that information is being withheld on such ground and shall use reasonable best efforts to disclose any information being withheld, in each case, to the extent such notification or disclosure would not result in the loss of such privilege), (2) violate its respective certificates of incorporation or bylaws (or comparable documents), (3) violate any Applicable Law, (4) constitute a default, or give rise to any right of termination, cancellation or acceleration of any right or obligation of such Person or to a loss of any benefit to which such Person is entitled, in each case under any provision of any material agreement or other material instrument binding upon such Person or (5) result in the creation or imposition of any Lien on any asset of such Person (except, in the case of the Emerald Entities, any Lien on any of its assets that becomes effective only upon the Closing), (E) require Emerson or any of its Affiliates (other than the Emerald Entities and their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives) or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives to enter into or approve any Debt Financing Agreement or other definitive agreement or document related to the Financing, (F) result in any significant and unreasonable interference with the prompt and timely discharge of the duties of Emerson’s, the Emerald Entities’ or any of their respective Affiliates’, directors managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives, (G) result in any of Emerson’s, the Emerald Entities’ or any of their respective Affiliates’, directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives incurring any personal liability with respect to any matters relating to the Financing or (H) require Emerson or the Emerald Entities to provide any financial or other information that is not customarily required for the arrangement of debt financing similar to the Debt Financing (and none of such financial or other information shall be required to be prepared in compliance with Regulation S-X), (ii) no action, liability or obligation of the Emerald Entities or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives under any certificate, agreement, arrangement, document or instrument (except for the authorization letters and the financial officer certificate or management comfort contemplated by Section 5.13(d)(ii)) relating to the Financing shall be required to be effective until the Closing, and (iii) the parties hereto agree that any information with respect to the prospects and plans for the Emerald Entities’ business and operations in connection with the Financing will be the sole responsibility of Ruby, and none of Emerson, the Emerald Entities, any of their respective Affiliates or their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives shall be required to provide any information or make any presentations (other than the information and presentations contemplated by Section 5.13(d) and the Required Information) with respect to capital structure, the incurrence of the Financing, other pro forma information relating thereto or the manner in which Ruby intends to operate, or cause to be operated, the Business after the Closing.

(f)   Ruby shall give Emerson prompt written notice of (i) any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach or default) by any party to any Debt Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing, (ii) the receipt of any written notice or written communication from any party to any Debt Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing with respect to any actual or threatened material breach, default, withdrawal, early termination or repudiation of any provision of such Debt Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing, (iii) any amendment or modification of, or waiver under, any Debt Commitment Letter, Debt Financing Agreement or other definitive agreement or document related to the Financing (without limitation to Section 5.13(b)) and (iv) Ruby becoming aware of any fact, circumstance, event or other reason that could reasonably be expected to result in Ruby not being able to timely obtain all or any portion of the Financing in the amount required to consummate the transactions contemplated by this Agreement on the terms, in the manner or from the sources contemplated by the Debt Commitment Letters, Debt Financing Agreements or other definitive agreements or documents related to the Financing. Ruby shall keep Emerson reasonably informed on a reasonably current basis in reasonable detail of the status of its reasonable best efforts to arrange the Financing (or Alternative Financing in accordance with Section 5.13(c)) and promptly provide to Emerson copies of all material documents related to the Financing (or Alternative Financing in accordance with Section 5.13(c)).

(g)   Notwithstanding anything to the contrary herein, it is understood and agreed that a breach of this Section 5.13 shall only be considered for purposes of the satisfaction of the condition precedent set forth in Section 8.02(a) to the extent such breach of this Section 5.13 has caused, in whole or in part, the Debt Financing not to be obtained.

(h)   Emerson shall furnish to Ruby and the Debt Financing Sources the Required Information (and, solely to the extent an Alternate Bond Financing Notice has been delivered, shall update any Required Information provided to Ruby as may be necessary for such Required Information to remain Compliant) and such other customary information regarding the Emerald Entities and the Business as may be reasonably requested by Ruby (it being understood that nothing herein shall require Emerson to furnish the Required Information prior to December 31, 2022). All information regarding Emerson, the Emerald Entities or any of their respective Affiliates made available to Ruby pursuant to this Section 5.13 shall be kept confidential by Ruby in accordance with the Confidentiality Agreement; provided, that Ruby shall be permitted to disclose information as necessary and consistent with customary practices (which customary practices shall include being subject to confidentiality provisions) in connection with the Debt Financing. Emerson hereby consents to the reasonable use of logos used by the Business in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage Emerson or the Business or their reputation or goodwill.

(i)   The parties hereto agree that, if Closing occurs, all amounts, fees and expenses paid or payable (a) by Ruby or its Affiliates to any third party Person on or before the Closing in connection with the Debt Financing and/or the arrangement thereof or required to be paid at or following the Closing pursuant to the terms of the Debt Financing Commitment Letters (including, for the avoidance of doubt, any original issue discount) and (b) by Emerson or its Affiliates in connection with the Financing and/or the arrangement thereof (including pursuant to actions and cooperation contemplated by Section 5.13(d)) (the “Debt Expenses”) shall be borne by JV NewCo. Notwithstanding anything to the contrary contained in this Agreement (including this Section 5.13), if this Agreement is terminated prior to the Closing, (i) Ruby shall promptly reimburse Emerson for all reasonable and documented out-of-pocket costs and expenses (including attorney’s fees) incurred by Emerson and its Affiliates in connection with the Financing and/or the arrangement thereof (including the actions and cooperation contemplated by Section 5.13(d)) and (ii) Ruby shall indemnify and hold harmless Emerson, its Affiliates and their respective directors, managers, officers, general or limited partners, employees, counsel, financial advisors, auditors, agents and other authorized representatives from and against any and all damages suffered by any of them in connection with the Financing and/or the arrangement thereof (including any arising from or relating to the actions and cooperation contemplated by Section 5.13(d)) or any information used in connection therewith (other than (i) information furnished by or on behalf of Emerson or any Emerald Entity in writing specifically for use in connection with the Debt Financing, or (ii) as a result of the gross negligence, fraud, bad faith or willful misconduct of Emerson or any Emerald Entity or any of their respective Representatives).

(j)   Ruby acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, but subject to the limitations of Section 11.10(b), the consummation of the Financing shall not be a condition to the obligation of Ruby to consummate the transactions contemplated by this Agreement or the other Transaction Documents.

Section 5.14. Release.

(a)   Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement (including Article 9) and the other Transaction Documents, and except for any rights or obligations under any Contracts or Liabilities not required to be terminated pursuant to Section 5.03, each of Ruby and JV NewCo, on behalf of itself and each of its Subsidiaries (including the Emerald Entities) and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Ruby Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Emerson and its Affiliates (excluding the Emerald Entities), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Emerson Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Ruby Releasing Parties may have against each of the Emerson Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Emerald Entities, the Business or any actions taken or failed to be taken by any of the Emerson Released Parties in any capacity related to Emerald Entities or the Business occurring or arising on or prior to the Closing Date.

(b)   Effective as of the Closing (but only if the Closing actually occurs), except for any rights or obligations under this Agreement (including Article 9) and the other Transaction Documents, and except for any rights or obligations under any Contracts or Liabilities not required to be terminated pursuant to Section 5.03, Emerson, on behalf of itself and each of the Retained Subsidiaries and each of its and their respective past, present and/or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Emerson Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Ruby, Debt Merger Sub, JV NewCo and their respective Affiliates (including the Emerald Entities), and each of the foregoing’s respective past, present or future officers, directors, employees, agents, general or limited partners, managers, management companies, members, advisors, stockholders, equity holders, controlling Persons, other representatives or Affiliates, or any heir, executor, administrator, successor or assign of any of the foregoing (collectively, the “Ruby Released Parties”) of and from any and all actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, Contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity (whether based upon contract, tort or otherwise) which the Emerson Releasing Parties may have against each of the Ruby Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to the Emerald Entities, the Business or any actions taken or failed to be taken by any of the Ruby Released Parties in any capacity related to Emerald Entities or the Business occurring or arising on or prior to the Closing Date.

Section 5.15. Connecticut Transfer Act; Assumed Environmental Liability Agreements.

(a)   In accordance with the Transfer Act, JV NewCo shall: (i) prior to the Closing, prepare the forms and documents required pursuant to the Transfer Act with respect to the Real Property located at 33 Reeds Gap Road, Middlefield, CT (the “Middlefield Property”), including a Transfer of Establishment Form III or IV, an Environmental Condition Assessment Form, and a Property Transfer Fee Payment Form (collectively, the “Transfer Act Filing”); (ii) provide a draft of the Transfer Act Filing to Ruby at least five (5) days prior to the Closing; and (iii) file the fully executed and notarized Transfer Act Filing with the Connecticut Department of Energy & Environmental Protection (“CTDEEP”) within ten (10) days of the Closing along with the required filing fee.

(b)   JV NewCo agrees to sign the Transfer Act Filing as “Transferee” and Emerson agrees to sign the Transfer Act Filings as “Transferor.” The parties agree that Emerson Digital Cold Chain, Inc. shall sign the Transfer Act Filing as the “Certifying Party.”

(c)   The parties hereto agree that Emerson Digital Cold Chain, Inc. shall be responsible for the obligations of the “Certifying Party” post-Closing under the Transfer Act in connection with the consummation of the transactions contemplated by this Agreement, including performing any further investigation, remediation, monitoring and reporting required pursuant to the Transfer Act (the “Transfer Act Work”). For the avoidance of doubt, the Transfer Act Work shall include any investigation and remediation required to address any prior Transfer Act form filings associated with the Middlefield Property, including pursuant to the Form III (Real Estate) filing submitted to CTDEEP in 2018 and assigned REM ID. # 13596. Post-Closing, each of Ruby and JV NewCo covenants and agrees to cause Emerson Digital Cold Chain, Inc. to conduct any required post-Closing Transfer Act Work in good faith and in accordance with the requirements of the Transfer Act.

(d)   With respect to any Assumed Environmental Liability that is the subject of an agreement, order, decree or similar document under which Emerson, any Retained Subsidiaries, or any of their respective predecessors is an obligated party, including the documents set forth on Section 5.15 of the Disclosure Schedule (the “Assumed Environmental Liability Agreements”), from the date hereof, the parties hereto shall work cooperatively, consistent with the terms of each such Assumed Environmental Liability Agreement, to (a) notify the counterparty under such Assumed Environmental Liability Agreement that, as of the Closing, JV NewCo or another Emerald Entity, as applicable, has assumed obligations under such Assumed Environmental Liability Agreements, and (b) request that, as of Closing, such counterparty substitute JV NewCo (or such Emerald Entity) for Emerson or the applicable Retained Subsidiary, including for the purposes of any communications or notices with respect to such Assumed Environmental Liability Agreements or any investigation, remediation or other response actions in connection therewith.

Section 5.16. Insurance. (a) Emerson shall use reasonable best efforts to: (x) maintain or cause to be maintained in full force and effect all liability, property or casualty Third-Party Insurance Policies covering the Business until the Closing; (y) file, notice and otherwise continue to pursue any applicable claims for events occurring prior to the Closing on behalf of any Emerald Entity or the Business under any applicable Retained Insurance Policies related to the Business to the extent in effect at the time of such event; and (z) enable JV NewCo or the Business to claim and resolve existing and pending claims, on behalf of any Emerald Entity or the Business, under such Retained Insurance Policies for any loss, liability or damage arising out of insured incidents relating to the Business (including recovery of proceeds after the Closing, in each case to the extent such policies would permit such actions or recovery by Emerson) to the extent that any Emerald Entity has suffered Damages in respect of such event and such Damages were not taken into account in determining the Common Equity Consideration, in each case, without limitation to Section 5.16(b).

(b)   Section 5.16(a) is subject to the following:

(i)   following the Closing, with respect to any Damages incurred by, or on behalf of, any Emerald Entity or the Business in connection with any acts, facts, circumstances or omissions occurring prior to the Closing for which coverage may be available under any Retained Insurance Policy, JV NewCo may make claims under such Retained Insurance Policies through Emerson’s “Corporate Risk Management” department, and Emerson and the Retained Subsidiaries shall reasonably cooperate with JV NewCo to review and take commercially reasonable actions as may be necessary to assist JV NewCo and the Business in submitting such claims; and

(ii)   to the extent related to the Business, (1) as between the Emerald Entities and Emerson and its Retained Subsidiaries, JV NewCo shall exclusively bear and be liable (and Emerson shall have no obligation to repay and reimburse JV NewCo or any Affiliate thereof) for all deductibles and retentions, self-insured, reinsured, uninsured, uncovered, unavailable or uncollectible amounts to the extent relating to or associated with such claims under such Retained Insurance Policies, whether made by the Emerald Entities, their employees or third parties (other than Emerson or its Affiliates), and (2) to the extent Emerson or its Affiliates maintain any guaranty, security or collateral with respect to any Third-Party Insurance Policy (the “Emerson Insurance Securities”) as of the Closing Date, Emerson may at its option seek to novate such Emerson Insurance Securities obligations to JV NewCo or another Emerald Entity designated by JV NewCo (it being understood that if such Emerson Insurance Securities cannot be so novated, Emerson or its applicable Affiliate shall maintain such Emerson Insurance Securities for the benefit of the Emerald Entities and JV NewCo shall indemnify Emerson and its Affiliates against, and hold each of them harmless from, any and all Damages incurred or suffered by Emerson or any of its Affiliates related to or arising out of maintaining such Emerson Insurance Securities, including any costs related thereto).

For the avoidance of doubt, from and after the Closing, (A) the Business shall cease to be insured by Emerson’s and its Affiliates’ current and historical insurance policies or programs (other than its insurance policies in accordance with the terms of this Section 5.16 or any Emerald Insurance Policies), (B) none of the Emerald Entities or their Affiliates shall have any access, right, title or interest to or in any such policies or programs except as described in this Section 5.16, (C), nothing herein shall limit the ability of Emerson or any of its Retained Subsidiaries to settle any claims to the extent such claims are not related to any Emerald Entities or to the Assumed Liabilities under any Retained Insurance Policies, (D) JV NewCo shall be responsible for administering all Emerald Insurance Policies (including transferring such Emerald Insurance Policies to the broker of record for JV NewCo and determining whether to continue or discontinue such coverage) and (E) except as set forth in Section 5.16(a) of the Disclosure Schedule (the “Emerson Placed FM Global Insurance Policies”), the Emerald Entities shall be solely responsible for providing insurance to the Business for any events occurring on or after the Closing Date.

(c)   Following the Closing, except with JV NewCo’s written consent, Emerson shall not cancel or allow to terminate any Emerson Placed FM Global Insurance Policy, or allow any of the coverage thereunder to lapse, unless simultaneously with such cancellation, termination or lapse, replacement coverage equal to or greater than the existing coverage is in full force and effect with no gap in coverage. Following the Closing, all amounts, fees and expenses paid or payable by Emerson, the Emerald Entities or their respective Affiliates in connection with the Emerson Placed FM Global Insurance Policies and/or the arrangement thereof (including pursuant to actions contemplated by this Section 5.16(c)) shall be borne by JV NewCo.

(d)   Emerson and the Emerald Entities (i) shall cooperate with each other (including to share such information as is reasonably necessary and reasonably available) in order to permit Emerson and the Emerald Entities to manage and conduct their respective insurance matters in accordance with this Section 5.16 and (ii) hereby give consent for Emerson and the Emerald Entities to inform any affected insurer of this Agreement and to provide such insurer with a copy of this Agreement.

(e)    Ruby agrees to obtain the R&W Insurance Policy in the form attached hereto as Exhibit H; provided that Ruby will use reasonable best efforts to assign the R&W Insurance Policy to JV NewCo in connection with the Closing; provided, further, that changes may be made to expand the scope of matters insured under such policy; provided, further, that the R&W Insurance Policy shall at all times provide that the insurer shall have no, and shall waive and not pursue any and all, subrogation rights against Emerson or any of its Affiliates, except for Actual Fraud by Emerson. From and after the Closing, the Emerald Entities shall be entitled to make claims on, and claim benefits directly from and under, the R&W Insurance Policy, and in no event shall Ruby or any of its Affiliates take any action after the Closing to impede or impair the rights of the Emerald Entities to make a claim under the R&W Insurance Policy (it being understood that Ruby and its Affiliates shall also be entitled to make claims under the R&W Insurance Policy for Damages incurred by such Persons in accordance with the terms of the R&W Insurance Policy). Emerson shall, and shall cause its Subsidiaries to, reasonably assist Ruby in obtaining the R&W Insurance Policy through the delivery to the insurers of a no claims declaration as of the date hereof and as of the Closing Date substantially in the forms set forth under the R&W Insurance Policy.

Section 5.17. Hedging Contracts.

(a)   Prior to the Closing, Emerson shall use commercially reasonable efforts to obtain the consent of the each of the counterparties to the Hedging Contracts used or held for use primarily in the conduct of the Business to be novated to the Emerald Entities as of Closing and to effect such novation (any Hedging Contracts that are so novated, the “Novated Hedging Contracts”).

(b)   For any such Hedging Contracts, a consent to novate to an Emerald Entity by each counterparty must be made by the date that is ten (10) days prior to the Closing or such Hedging Contracts shall be settled within the ten (10)-day period prior to the Closing. After the settlement of each such Hedging Contract:

(i)   if such settlement results in a payment by Emerson or any Retained Subsidiary, JV NewCo shall make a cash payment to Emerson or such Retained Subsidiary of such amount; or

(ii)   if such settlement results in a payment to Emerson or any Retained Subsidiary, Emerson shall make a cash payment to JV NewCo of such amount.

In the event the settlements contemplated by Section 5.17(b) result in an aggregate net payment obligation by Emerson to JV NewCo (the amount of such aggregate net payment, the “Positive Hedging Adjustment Amount”), then Common Equity Consideration shall be adjusted in accordance with the definition thereof. In the event the settlements contemplated by Section 5.17(b) result in an aggregate net payment obligation by JV NewCo to Emerson (the amount of such aggregate net payment, the “Negative Hedging Adjustment Amount”), then JV NewCo shall pay the Negative Hedging Adjustment Amount to Emerson by wire transfer of immediately available funds (to a bank account designated by Emerson at least two Business Days prior to the payment date) on the date on which the Section 2.16(a) Amounts are paid by the Emerson Contributors or JV NewCo, as the case may be, pursuant to Section 2.16(b); provided that any such payment of the Negative Hedging Adjustment Amount may be netted against the Section 2.16(a) Amounts, as applicable, with the prior written consent of Ruby and Emerson.

Section 5.18. No Alternative Transaction.

(a)   From the date hereof until the Closing, Emerson shall not, and shall not authorize or permit any of its Affiliates or its or their Representatives to, directly or indirectly (i) solicit, initiate or encourage the submission of any Acquisition Proposal, (ii) engage in any discussions or negotiations with (other than to state that they currently are not permitted to have discussions), furnish any nonpublic information relating to the Business or afford access to the properties, assets, books or records of the Business to, otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by any third Person that is seeking to make, or has made, an Acquisition Proposal or a modification of a previously received Acquisition Proposal (other than Ruby and its Affiliates and its and their Representatives in their capacities as such) or (iii) enter into any agreement with respect to an Acquisition Proposal involving all or any part of the Business. Emerson and its Affiliates shall immediately upon execution of this Agreement terminate any and all discussions, negotiations, or communications regarding any Acquisition Proposal and immediately request the return or destruction of any confidential or proprietary information regarding the Business previously provided to any third party in connection with discussions or the evaluation of any Acquisition Proposal.

(b)   From the date hereof until the Closing, Emerson shall not, and shall not authorize or permit any of its Affiliates or its or their Representatives to, directly or indirectly, engage in any discussions or negotiations with, or furnish any nonpublic information relating to the Business or afford access to the properties, assets, books or records of the Business to, any third

Person (other than Representatives of Emerson or any of its Affiliates) in connection with any spinoff or splitoff of all or any material portion of the Business.

Section 5.19. Resignations. Emerson shall use its commercially reasonable efforts to provide any resignations, effective as of the Closing, of the directors, managers and officers of the Emerald Entities that are requested by Ruby no less than 5 Business Days prior to the Closing Date.

Section 5.20. Bank Accounts. Prior to the Closing, Emerson shall use commercially reasonable efforts to amend all applicable Contracts governing each bank and brokerage account owned by an Emerald Entity, on the one hand, or Emerson or a Retained Subsidiary, on the other hand, so that each such account, if currently linked (whether by automatic withdrawal, automatic deposit or any other authorization to transfer funds from or to) to an account of the other party, is de-linked from the other party’s account effective at or prior to the Closing.

Section 5.21. Financial Statements.

(a)   Emerson shall prepare and deliver to Ruby, no later than 45 calendar days following the end of each fiscal quarter of Emerson ending after September 30, 2022 and prior to the Closing, unaudited consolidated and combined balance sheets of the Business, and the related unaudited consolidated and combined statements of income, comprehensive income, equity and cash flows of the Business for each such quarter and year-to-date period (along with the corresponding period in the prior year and including footnotes thereto) (the “Interim Post-Signing Financial Statements”). The Interim Post-Signing Financial Statements will (i) be reviewed by the Independent Auditor who shall be directed to do so in accordance with AU-C 930, (ii) be prepared from, and are in accordance with, the books and records of Emerson and its Subsidiaries, and (iii) fairly present in all material respects, in conformity with GAAP, the financial condition, assets, liabilities, revenues and expenses of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods then ended. In the event that Closing occurs within 45 days following a fiscal quarter, no Interim Post-Signing Financial Statements will be required to be delivered by Emerson for such fiscal quarter; provided that Emerson shall use commercially reasonable efforts to promptly provide Ruby with the information reasonably necessary to prepare such Interim Post-Signing Financial Statements for the Business for such fiscal quarter.

(b)   As promptly as practicable after the date hereof, Emerson shall use reasonable best efforts to prepare and deliver to Ruby prior to the Closing, audited consolidated and combined balance sheets of the Business for the fiscal years ended September 30, 2022 and September 30, 2021, and the related audited consolidated and combined statements of income, comprehensive income, equity and cash flows of the Business for the fiscal years ended September 30, 2022, September 30, 2021 and September 30, 2020 (the “Audited Financial Statements”). The Audited Financial Statements will

(i) be accompanied by an unqualified audit report issued by the Independent Auditor, (ii) be prepared from, and are in accordance with, the books and records of Emerson and its Subsidiaries, and (iii) fairly present in all material respects, in conformity with GAAP, the financial condition, assets, liabilities, revenues and expenses of the Business as of the dates thereof and the results of operations and cash flows of the Business for the periods then ended.

Section 5.22. China Holdover Cash; Closing Foreign Cash.

(a)   Following the Closing until September 30, 2024 (the “China Cash Extraction Period”), JV NewCo shall cause its applicable Subsidiaries to use commercially reasonable efforts to cooperate in taking all actions reasonably necessary or appropriate to enable an amount of cash equal to the amount of the China Holdover Cash to be able to be repatriated up the corporate entity chain to UK Newco (as defined in the Master Step Plan) in accordance with Steps 53 and 103 of the Master Step Plan under Applicable Law (including any requirements of the People’s Republic of China foreign exchange authority or its designated bank(s)).

(b)   If, during the China Cash Extraction Period, the actions with respect to any Emerald PRC Subsidiary which would enable any China Holdover Cash to be able to be lawfully repatriated to the United Kingdom in accordance with Steps 53 and 103 of the Master Step Plan under Applicable Law are completed, then within five (5) Business Days of such completion of such actions, JV NewCo shall cause its applicable Subsidiaries to initiate such repatriation up the legal entity chain to UK Newco to the extent allowable by Applicable Law (including any requirements of the PRC foreign exchange authority or its designated bank(s)). Promptly following receipt of such amounts by UK Newco, JV NewCo shall cause UK Newco to consummate Step 103d of the Master Step Plan by repaying the UK Newco Preferred Share (as defined in the Master Step Plan) with the amount of such China Holdover Cash less any Taxes or other reasonable and necessary documented out-of-pocket costs incurred in connection with the repatriation of China Holdover Cash pursuant to this Section 5.22 (excluding clause (e)). The terms of and documentation governing the UK Newco Preferred Share shall be mutually agreed by Ruby and Emerson; provided that (i) the UK Newco Preferred Share will be a passive investment with no voting or governance rights, (ii) the UK Newco Preferred Share will have no economic interest except for the right to receive the amount of China Holdover Cash less any Taxes or other reasonable and necessary documented out-of-pocket costs incurred in connection with the repatriation of China Holdover Cash pursuant to this Section 5.22 (excluding clause (e)) and (iii) UK NewCo will have the right to determine in its absolute discretion to effect a capital reduction of UK NewCo to cancel the UK Newco Preferred Share for no consideration (subject to clause (ii)) on or before September 30, 2024 upon the earlier of: (A) all of the China Holdover Cash (less any Taxes or other reasonable and necessary documented out-of-pocket costs incurred in connection with the repatriation of China Holdover Cash) being paid to the preference share holder; or (B) expiry of the China Cash Extraction Period.

(c)   Until the earlier of (i) the expiration of the China Cash Extraction Period and (ii) the payment to Emerson pursuant to Section 5.22(b) of aggregate amounts equal to the China

Holdover Cash (less any Taxes or other reasonable and necessary documented out-of-pocket costs incurred in connection with the repatriation of China Holdover Cash pursuant to this Section 5.22 (excluding clause (e)), JV NewCo shall not, and shall cause each of its Subsidiaries not to, without Emerson’s written consent (not to be unreasonably withheld, conditioned or delayed), take any action (excluding, for the avoidance of doubt, the Asia Restructuring) that would prevent, materially impair or materially delay the ability of the applicable Emerald PRC Subsidiary (or any Subsidiaries of JV NewCo that are Controlling Affiliates of any Emerald PRC Subsidiary, including, for the avoidance of doubt, UK Newco (as defined in the Master Step Plan)) to take the actions contemplated by Section 5.22(a) or Section 5.22(b), including (i) any name change of any Emerald PRC Subsidiary, (ii) any restructuring of an Emerald PRC Subsidiary such that it would have a new direct shareholder and (iii) changing any method of accounting solely at any Emerald PRC Subsidiary, except for any such change required by reason of a change in GAAP or Applicable Law.

(d)   JV NewCo shall keep Emerson and its Representatives reasonably informed as to, and provide each of them reasonable access to information regarding, the status and substance of the matters contemplated by this Section 5.22 and shall consult with, and consider the reasonable input and advice of Emerson and its Representatives regarding, the taking of any of the actions contemplated by Section 5.22(a).

(e)   As promptly as practicable, but no later than 15 Business Days after the Closing Date, Emerson will prepare and deliver to JV NewCo a written statement setting forth Emerson’s good faith calculations (the “Estimated Closing Foreign Cash”) of the Closing Foreign Cash. Emerson shall make its representatives reasonably available to Ruby and JV NewCo to discuss the calculation of the Closing Foreign Cash and shall take into consideration in good faith any proposed revisions to the calculation of the Closing Foreign Cash as are presented in good faith by Ruby during the 10 Business Days following delivery of the calculation of the Estimated Closing Foreign Cash and, to the extent the parties mutually agree, Emerson shall update the calculation of the Estimated Closing Foreign Cash to reflect the same (which updated version shall then be considered the Estimated Closing Foreign Cash for all purposed hereunder). JV NewCo shall pay to the Emerson Contributors, allocated among the Emerson Contributors pro rata in proportion to each Emerson Contributor’s share of the Minimum U.S. Cash Amount contributed to JV NewCo by such Emerson Contributor or as otherwise agreed between Emerson and Ruby as necessary to be consistent with Schedule IV, an amount equal to the Estimated Closing Foreign Cash within 10 Business Days of Emerson’s delivery to it of the calculation of the Estimated Closing Foreign Cash, as an adjustment to the contributions to JV NewCo by each Emerson Contributor of its share of the Minimum U.S. Cash Amount contributed to JV NewCo by such Emerson Contributor.

Section 5.23. Seller Notes. Following the date hereof, Emerson and Ruby shall each negotiate in good faith the definitive agreement in respect of one or more senior unsecured notes (the “Seller Notes”) in the aggregate principal amount of $2,250,000,000 (the “Seller Notes Amount”) to be executed and delivered pursuant to the Seller Notes Issuance Steps, on the terms and conditions set forth in the term sheet attached hereto as Exhibit H (the “Seller Notes Term Sheet”). Notwithstanding anything to the contrary set forth herein or in the Seller Notes Term Sheet, the parties hereto agree that (i) the Seller Notes Term Sheet contains all material terms necessary to the transactions contemplated thereby and the Seller Notes Term Sheet shall be binding on the applicable parties from and after the Closing, and all references to the Seller Notes shall instead be deemed a reference to the Seller Notes Term Sheet (with such other deemed changes to such references and their context in the Transaction Documents as are necessary to give effect to this sentence), in each case, unless and until the Seller Notes have been executed and delivered, and (ii) the failure to reach agreement prior to the Closing with respect to the final form of Seller Notes shall not constitute a failure of any of the conditions set forth in Article 8 to be satisfied or delay the Closing in any respect.

Section 5.24. Stand Up Costs.

(a)   As promptly as practicable after the date hereof, (i) Emerson and Ruby shall establish a transition planning team (the “Transition Team”) comprised of an equal number of representatives appointed by Emerson and Ruby and (ii) Emerson shall us reasonable best efforts to prepare and deliver to the Transition Team a plan to stand up the Business as a standalone business in connection with the transactions contemplated by this Agreement (as revised in accordance with this Section 5.24, the “Stand Up Plan”), which plan shall include the estimated Stand Up Costs. The Transition Team shall (i) confer on a monthly basis regarding the status of the Stand Up Plan and (ii) from time to time, make any changes to the Stand Up Plan as it considers appropriate.

(b)   Emerson shall bear all Stand Up Costs up to an aggregate amount of $15,800,000, and JV NewCo shall (i) bear any Stand Up Costs in excess of $15,800,000, (ii) reimburse Emerson to the extent such Stand Up Costs are paid or payable by Emerson or the Retained Entities (such amount to be reimbursed by JV NewCo to Emerson hereunder, the “Stand Up Costs Reimbursement Amount”) and (iii) reimburse Ruby to the extent such Stand Up Costs are paid or payable by Ruby or its Affiliates (other than the Emerald Entities); provided, that any Stand Up Costs that are not consistent with the Stand Up Plan shall require the prior written consent of Ruby (such consent not to be unreasonably withheld, conditioned or delayed).

(c)   As promptly as practicable, but no later than 90 days after the Closing Date, Emerson will prepare and deliver to JV NewCo a written statement setting forth the Stand Up Costs Reimbursement Amount, together with reasonable supporting documentation. Any payment by JV NewCo to Emerson of the Stand Up Costs Reimbursement Amount shall be made by wire transfer of immediately available funds to a bank account designated by Emerson on the date on which the Section 2.16(a) Amounts are paid by the Emerson Contributors or JV NewCo, as the case may be, pursuant to Section 2.16(b); provided that any such payment to be made pursuant to this Section 5.24 may be netted against the Section 2.16(a) Amounts, as applicable, with the prior written consent of Ruby and Emerson.

Section 5.25. Delegation of Authority.

(a)   Following the date of this Agreement (and in no event later than 10 Business Days prior to the Closing), Ruby shall prepare and deliver to Emerson a customary delegation of authority consistent with past practices for similar companies pursuant to which the board of members of JV NewCo shall delegate to one or more members of management of JV NewCo certain authority and duties (the “Delegation of Authority”). Ruby shall take into consideration in good faith any proposed revisions to the Delegation of Authority presented in good faith by Emerson prior to the Closing Date and, to the extent the parties mutually agree, Ruby shall update the Delegation of Authority to reflect the same (which updated version shall then be considered the Delegation of Authority for all purposes under the Transaction Documents).

(b)   Reasonably promptly following the Closing, Ruby shall cause (i) the Delegation of Authority to be presented to the board of managers of JV NewCo for approval and (ii) the Persons designated to the board of managers of JV NewCo by Ruby to vote, and take all other necessary action, in order to ensure that the Designation of Authority is approved by the board of managers of JV NewCo.

Section 5.26. Commingled Books and Records. Prior to the Closing, Emerson and Ruby shall cooperate in good faith to determine a mutually acceptable plan for separating books, records, information, data, data sets, files and papers that are related to both the Business and the Retained Business and are commingled or maintained together (collectively, the “Commingled Books and Records”) into books, records, information, data, data sets, files and papers (i) related solely to the Retained Business and (ii) related solely to the Business. Emerson and Ruby shall cooperate with each other in good faith and use their respective commercially reasonable efforts to separate any Commingled Books and Records in accordance with such plan.

Section 5.27. Common Ownership Percentage. Emerson will notify Ruby in writing on or before the tenth (10th) Business Day after the date hereof (as such date may be mutually extended by Ruby and Emerson in writing) if Emerson elects (in its sole discretion) to allow Ruby to increase the percentage of the issued and outstanding JV NewCo Common Units that Ruby will acquire at the Closing in accordance with clause (b) of the definition of Ruby Common Percentage (such consent, an “Increase Election”). If Emerson delivers an Increase Election to Ruby in accordance with the preceding sentence, Ruby may elect to increase (in its sole discretion) the Ruby Ownership Percentage in accordance with clause (b) thereof by delivering written notice (the “Ruby Common Percentage Notice”) to Emerson no later than two Business Days after the Closing Trigger Date. For the avoidance of doubt, if Emerson does not deliver an Increase Election and/or Ruby does not deliver a Ruby Common Percentage Notice in accordance with this Section 5.27, then the Ruby Common Percentage shall be 55%.

Article 6
Tax Matters

Section 6.01. Tax Returns.

(a)   Emerson shall have the right to prepare (or cause to be prepared) (i) any combined, consolidated, affiliated, unitary or similar Tax Returns that include Emerson or any of its Affiliates (other than the Emerald Entities), on the one hand, and any of the Emerald Entities, on the other hand (the “Emerson Consolidated Tax Returns”) and (ii) all Tax Returns (other than Emerson Consolidated Tax Returns) of the Emerald Entities either (A) required to be filed on or prior to the Closing Date or (B) solely with respect to income Tax Returns in respect of taxable periods ending on or before the Closing Date and required to be filed after the Closing Date (the “Emerald Separate Tax Returns” and collectively with the Emerson Consolidated Tax Returns, the “Emerson Prepared Tax Returns”). Emerson shall timely file or cause to be timely filed any Emerald Separate Tax Return that is required to be filed on or prior to the Closing Date and shall pay (or cause to be paid) any Taxes shown as due and payable on such Tax Return.

(b)   Each Emerald Separate Tax Return shall be prepared in a manner consistent with the past practices of Emerson and the Emerald Entities, except as otherwise required by Applicable Law or as otherwise provided herein or JV NewCo LP Agreement and JV NewCo GP LLC Agreement. In the case of any Emerald Separate Tax Return that is required to be filed after the Closing Date, Emerson shall deliver, or cause to be delivered, to Ruby such Emerald Separate Tax Return at least thirty (30) days prior to the due date for filing such Tax Return (taking into account any extensions) (or, if such deadline is not reasonably practical considering the relevant Tax Return, as soon as reasonably practical) for Ruby’s review, and Emerson shall consider in good faith any comments on such Tax Return timely provided by Ruby; provided that Emerson shall reflect any reasonable comments timely provided by Ruby to the extent such comments relate to any Post-Closing Tax Period or would reasonably be expected to adversely affect Ruby or any Emerald Entity in any Post-Closing Tax Period.

(c)   JV NewCo shall prepare or cause to be prepared all Tax Returns of the Emerald Entities that include a Pre-Closing Tax Period (including any Tax Returns for a Straddle Period) and that are not Emerson Prepared Tax Returns (each a “JV NewCo Prepared Tax Return”) and shall do so in a manner consistent with the JV NewCo LP Agreement and JV NewCo GP LLC Agreement. All JV NewCo Prepared Tax Returns shall to the extent relevant to determining any liability for which Emerson is responsible pursuant to Section 6.06(a) or any liability under Section 2.16, be prepared in a manner consistent with the past practices of Emerson and the Emerald Entities or as otherwise provided herein, or, in the absence of past practices or if the JV NewCo LP Agreement or the JV NewCo GP LLC Agreement provides for an express agreement to the take an alternative position, pursuant to the JV NewCo LP Agreement or the JV NewCo GP LLC Agreement, except as otherwise required by Applicable Law. JV NewCo shall deliver, or cause to be delivered, to Emerson all JV NewCo Prepared Tax Returns at least thirty (30) days prior to the due date for filing such Tax Returns (taking into account any extensions) (or, if such deadline is not reasonably practical considering the relevant Tax Return, as soon as reasonably practical) for Emerson’s review and approval (not to be unreasonably withheld, conditioned or delayed) (in the case of a Tax Return for a Straddle Period, solely to the extent related to the Pre-Closing Tax period or as would reasonably be expected to adversely impact Emerson or its Affiliates other than the Emerald Entities). Notwithstanding anything in this Agreement to the contrary, JV NewCo, Alliance Compressors, LLC and any other Emerald Entity classified as a partnership for U.S. federal income tax purposes shall make and/or maintain an election under Section 754 of the Code for the taxable year of JV NewCo or such Emerald Entity that includes the Closing Date.

Section 6.02. Taxable Periods. For purposes of this Agreement, in the case of a Straddle Tax Period, (i) real property, personal property Taxes and any other ad valorem or periodic Taxes imposed on or with respect to the Emerald Entities or the Purchased Assets (that are not based on income, receipts, services or transactions, including sales, use, withholding, payroll or other employment Taxes) allocable to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Tax Period, and (ii) the amount of all other Taxes (other than Transfer Taxes) of the Emerald Entities for a Straddle Tax Period allocable to the Pre-Closing Tax Period shall be computed as if such Tax period ended as of the close of business on the Closing Date. For purposes of this Agreement, when determining any Tax of any Person under Section 951 of the Code, Section 951A of the Code or Section 965 of the Code with respect to any Emerald Entity, the amount of such Tax, if any, shall be calculated as if the taxable year of such Emerald Entity ended on the Closing Date.

Section 6.03. Refunds; Covered Tax Benefits.

(a)   JV NewCo shall pay or cause to be paid to Emerson, or a designee of Emerson, any refund of Taxes with respect to the Emerald Entities, the Purchased Assets, the Business or the Assumed Liabilities with respect to a Pre-Closing Tax Period that was (x) paid by Emerson or an Affiliate of Emerson to a Taxing Authority prior to the Closing Date, (y) paid by Emerson or an Affiliate of Emerson to JV NewCo or Ruby as an Emerson Indemnified Tax hereunder, or (z) included as a liability in the calculation of the Aggregate Closing Amount (including any cash Tax savings actually realized as a result of the utilization of Tax credits in lieu of Tax refunds) and interest received thereon from the applicable Taxing Authority, other than any such refund (or credit) (i) that was taken into account in the final calculation of the Closing Adjustment Liability, (ii) that was taken into account as a reduction to Indebtedness in clause (vi)(3) thereof, (iii) that is attributable to the carryback by any Emerald Entity of any Tax attribute generated in a Post-Closing Tax Period, or (iv) relates to Transfer Taxes borne or paid by Ruby or JV NewCo. JV NewCo shall pay or cause to be paid to Emerson or such designee an amount equal to any such refund (or credit) and interest received thereon from the applicable Taxing Authority no later than twenty (20) days following the actual receipt of such refund (or utilization of such credit), net of any Taxes imposed on the receipt thereof or reasonable out-of-pocket costs incurred in connection therewith. The Emerald Entities, as applicable, shall pay or cause to be paid to Emerson, or a designee of Emerson, an amount equal to the amount, if any, by which (x) the amount of income Taxes included in clause (vi) of Indebtedness that are taken into account in the calculation of the Closing Adjustment Liabilities (as finally determined pursuant to Section 2.16) exceeds (y) the actual income Tax liability of the Emerald Entities as reflected on the final income Tax Return of the applicable Emerald Entity (such amount, the “Excess Income Tax Liability”). The Emerald Entities shall pay to Emerson, or a designee of Emerson, an amount equal to such Excess Income Tax Liability, if any, no later than 20 days following the later of (i) the final determination of the Closing Adjustment Liabilities pursuant to Section 2.16 and (ii) the completion of the filing of the final Tax Returns with respect to the applicable income Taxes of the Emerald Entities for the Pre-Closing Tax Periods and for the avoidance of doubt such amount shall not be subject to any further adjustment.

(b)   Without duplication of Section 6.03(a), JV NewCo shall pay or cause to be paid to Emerson an amount equal to the amount of any Covered Tax Benefit which any Emerald Entity actually realizes, net of any Taxes or other reasonable out-of-pocket costs incurred in connection with the realization of such Covered Tax Benefit. Such payment shall be made within twenty (20) days after the filing of the final income Tax Return of the Emerald Entity reflect the actual realization of such Covered Tax Benefit. “Covered Tax Benefit” means an actual reduction in cash income Taxes of an Emerald Entity in any non-U.S. jurisdiction for a Post-Closing Tax Period as a result of the utilization of a Covered Tax Asset, but solely to the extent such reductions in cash income Taxes exceed in the aggregate the value of the non-U.S. income Tax Assets that actually reduced Indebtedness pursuant to clause (vi)(3) of Indebtedness. “Covered Tax Asset” means an income Tax Asset attributable to a Pre-Closing Tax Period that was not taken into account to reduce unpaid income Tax liabilities in the determination of Indebtedness (other than under clause (vi)(3) thereof). Notwithstanding anything in this Agreement to the contrary, (i) the sum of the aggregate the value of the non-U.S. income Tax Assets that actually reduced Indebtedness pursuant to clause (vi)(3) of Indebtedness and the aggregate amount of payments in respect of Covered Tax Benefits to which Emerson shall be entitled under this Section 6.03(b) shall not exceed $5,000,000, (ii) JV NewCo’s obligation to pay or cause to be paid Covered Tax Benefits to Emerson shall only apply to Covered Tax Benefits realized with respect to the first five (5) taxable years of the relevant Emerald Entity beginning with the first taxable year of such Emerald Entity that begins after the Closing Date and JV NewCo shall have no obligation to pay or cause to be paid any amounts to Emerson pursuant to this Section 6.03(b) after JV NewCo has made payment to Emerson with respect to Covered Tax Benefits for a particular Emerald Entity reflected on the final Tax Return for such Emerald Entity for the fifth taxable year of such entity beginning after the Closing (or, if no Covered Tax Benefits are properly included on such final Tax Return, upon the filing of such Tax Return), and (iii) no payment shall be required to be made with respect to a Covered Tax Benefit to the extent attributable to a Tax Asset that actually reduced Indebtedness pursuant to clause (vi)(3) of Indebtedness.

(c)   Without limiting the generality of this Section 6.03, Emerson shall pay or cause to be paid to JV NewCo an amount equal to the excess of (i) the amount of any refund that was taken into account and actually reduced Indebtedness in clause (vi)(3) thereof, over, (ii) the amount of such refund as actually received by Emerald Entities.

Section 6.04. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, all Transfer Taxes that are Stand Up Costs shall be borne and paid in accordance with Section 5.24(b). The party required by Applicable Law to file the applicable Tax Returns shall timely prepare and file each Tax Return with respect to Transfer Taxes, and the other Parties shall reasonably cooperate therewith. Each party shall use commercially reasonable efforts to recover any recoverable value added or similar Taxes imposed with respect to the transactions contemplated by this Agreement or any Transaction Document.

Section 6.05. Cooperation on Tax Matters. (a) Subject to Section 6.05(b), Ruby, Emerson and JV NewCo agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Business, the Purchased Assets, the Assumed Liabilities and the Emerald Entities (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for, prosecution or defense of any Tax Proceeding by any Taxing Authority, to the extent related to Pre-Closing Tax Periods or the transactions contemplated by the Transaction Documents (including, for the avoidance of doubt, the Pre-Closing Restructuring). Ruby, Emerson and the Emerald Entities shall (i) retain all books and records with respect to such Taxes pertaining to the Business, the Purchased Assets, the Assumed Liabilities or the Emerald Entities until the expiration of any applicable statute of limitations and abide by all record retention agreements entered into with any Taxing Authority for all periods required by such Taxing Authority, and (ii) use commercially reasonable efforts to provide each other party with at least thirty (30) days’ prior written notice before destroying any such books and records, during which period the party receiving the notice can elect to take possession, at its own expense, of such books and records. Without limiting the rights of any party provided by Section 6.06, Emerson, Ruby and JV NewCo shall cooperate with each other fully, as and to the extent reasonably requested by the other parties, in the conduct of any Tax Proceeding relating to such Taxes involving the Business, the Purchased Assets, the Assumed Liabilities or the Emerald Entities, to the extent related to Pre-Closing Tax Periods or the transactions contemplated by the Transaction Documents (including, for the avoidance of doubt, the Master Step Plan).

(b)   Notwithstanding anything to the contrary in this Agreement, except to the extent solely relating to the Emerald Entities, the Purchased Assets or the Assumed Liabilities, Emerson and its Affiliates shall not be required at any time to provide to JV NewCo or Ruby any right to access or to review any Emerson Tax Records.

Section 6.06. Tax Indemnities.

(a)   From and after the Closing, Emerson shall indemnify and hold harmless Ruby, JV NewCo and its Subsidiaries (including the Emerald Entities after the Closing Date) and each of Ruby’s Affiliates (the “Emerson Tax Indemnified Parties”) for any Taxes or other Damages actually incurred or suffered by any Emerson Tax Indemnified Party to the extent arising out of or relating to, without duplication, (i) any and all Taxes imposed on or with respect to the Emerald Entities for any Pre-Closing Tax Period, (ii) any Taxes of Emerson, the Retained Subsidiaries or any of their respective Affiliates (other than the Emerald Entities) (A) unrelated to the Purchased Assets, the Business or the Assumed Liabilities or (B) related to the Purchased Assets, the Business, or the Assumed Liabilities and imposed for any Pre-Closing Tax Period, (iii) any Excluded Asset Taxes or Taxes imposed with respect to Excluded Assets or Excluded Liabilities , (iv) any Taxes payable by any Person (other than Emerson or the Retained Subsidiaries) as a result of any inclusion under Section 951 of the Code, Section 951A of the Code or Section 965 of the Code with respect to any Emerald Entity, to the extent attributable to the Pre-Closing Tax Period (as determined in accordance with Section 6.02), (v) any Taxes of any Person imposed on any of the Emerald Entities pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local or non-U.S. Law) as a result of such Emerald Entity having been, prior to the Closing, a member of an Affiliated Group of which Emerson or any of its Affiliates is a member, (vi) any payments required to be made by an Emerald Entity following the Closing Date in respect of Taxes of any Person for a Pre-Closing Tax Period pursuant to any Tax Sharing Agreement to which such Emerald Entity was a party on or prior to the Closing Date, (vii) Taxes arising out of or resulting from any breach of any covenant or agreement to be performed by Emerson or any its Affiliates (other than, after the Closing Date, the Emerald Entities), (viii) any Taxes (other than Transfer Taxes) imposed on the transfer to the appropriate party of any asset in a Deferred Closing (but excluding, for the avoidance of doubt, any Taxes imposed with respect to any Deferred Business with respect to any Post-Closing Tax Period other than Taxes imposed on such transfer), (ix) any Taxes imposed with respect to the termination or settlement of the intercompany arrangements pursuant to Section 5.03 or with respect to any action relating to Non-Business Assets or Shared Contracts pursuant to Section 5.09, (x) any Transfer Taxes for which Emerson is responsible under Section 6.04, (xii) any Taxes (other than Transfer Taxes) imposed on Emerson and its Affiliates or the Emerald Entities, imposed on the implementation of the Pre-Closing Restructuring, Closing Trigger Date Restructuring, Emerson Optional Pre-Closing Steps or Asia Restructuring, or any other steps included in the Master Step Plan, (xiii) any refund, credit or Covered Tax Asset with respect to which Emerson previously received a payment pursuant to Section 6.03 that is subsequently disallowed by the applicable Taxing Authority, (xiv) any withholding, income or other Taxes resulting from the distribution or repatriation of cash in connection with the transactions contemplated by this Agreement (including as permitted by Section 5.01 prior to Closing or in accordance with Section 5.22), including with respect to any intercompany indebtedness between Emerald Entities resident in different taxing jurisdictions that is created on or after the date hereof in connection with any repatriation of cash, any withholding, income or other Taxes imposed on any Emerald Entities in a Post-Closing Tax Period resulting from the settlement or elimination of such intercompany indebtedness, to the extent such Tax would not otherwise have been imposed in a Post-Closing Tax Period had such intercompany indebtedness not been created; provided that Ruby shall (and shall cause its Affiliates) to reasonably cooperate with Emerson to structure the settlement of such intercompany indebtedness in a manner to reduce or eliminate any such Taxes to the extent reasonably possible under applicable Law, and (xv) any UK Transfer Taxes claimed by any Taxing Authority from any Emerson Tax Indemnified Party in connection with the Seller Notes Issuance Steps (amounts described in the foregoing clauses (i) through (xv), and subject to the proviso at the end of this sentence, “Emerson Indemnified Taxes”); provided that Emerson shall not be liable for any Emerson Indemnified Taxes to the extent (A) such Taxes are attributable to any breach by Ruby of any covenant of Ruby contained herein or (B) such Taxes were included in the final calculation of the Closing Adjustment Liabilities or (solely in the case of non-income Taxes) Pre-Closing Adjusted Cash Flow (for the avoidance of doubt, following adjustment for any Excess Income Tax Liability).

(b)   From and after the Closing, JV NewCo shall indemnify and hold harmless Emerson and each of its Affiliates other than the Emerald Entities (the “JV NewCo Tax Indemnified Parties”) for any Taxes or other Damages in respect of Taxes actually incurred by any such JV NewCo Tax Indemnified Party and attributable to any breach by Ruby of any covenant of Ruby contained herein.

(c)   If any Tax Proceeding for Taxes in respect of which indemnity is reasonably expected to be sought pursuant to Section 6.06(a) or Section 6.06(b) (any such Tax Proceeding, a “Tax Claim”) is commenced or asserted in writing by a Taxing Authority against the party which would be entitled to seek such indemnification (the “Potential Indemnified Party”) or any of its Affiliates, the Potential Indemnified Party shall notify the party from which such indemnification would be sought (the “Potential Indemnifying Party”) of such Tax Claim in writing within ten days of receipt thereof, and shall give the Potential Indemnifying Party such information with respect thereto as the Potential Indemnifying Party may reasonably request; provided, that the failure of the Potential Indemnifying Party to give notice as provided in this Section 6.06(c) shall not relieve any Potential Indemnifying Party of its obligations under Section 6.06, except to the extent that such failure actually and materially prejudices the rights of any such Potential Indemnifying Party. The Potential Indemnifying Party shall have the right, at its own expense, to participate in and, upon notice to the Potential Indemnified Party, to assume the defense of any such Tax Claim (a “Tax Controversy”) to the extent such Tax Controversy relates solely to Taxes for which the Potential Indemnifying Party is responsible pursuant to Section 6.06(a) or 6.06(b). If the Potential Indemnifying Party timely assumes such defense, (i) the Potential Indemnifying Party shall control the conduct of such defense and the Potential Indemnified Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Potential Indemnifying Party, (ii) the Potential Indemnifying Party shall keep the Potential Indemnified Party reasonably informed as to the status of such Tax Controversy and (iii) the Potential

Indemnifying Party shall not settle or compromise such Tax Controversy without the consent of the Potential Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed). If the Potential Indemnifying Party does not assume such defense (or such Tax Controversy relates both to Taxes for which the Potential Indemnifying Party is responsible pursuant to Section 6.06(a) or 6.06(b) and Taxes for which the Potential Indemnified Party is responsible), (i) the Potential Indemnified Party shall control the conduct of such defense and the Potential Indemnifying Party shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Potential Indemnified Party, (ii) the Potential Indemnified Party shall keep the Potential Indemnifying Party reasonably informed as to the status of such Tax Controversy and (iii) the Potential Indemnified Party shall not settle or compromise such Tax Controversy without the consent of the Potential Indemnifying Party (such consent not to be unreasonably withheld, conditioned or delayed). The parties hereto shall cooperate and shall cause their Affiliates to cooperate in the defense or prosecution of any Tax Claim. Notwithstanding anything herein to the contrary, in the case of any Tax Proceeding for Taxes in respect of which any Emerson Tax Indemnified Party seeks coverage under the R&W Insurance Policy, the rights of Emerson with respect to any such Tax Proceeding shall be subject to any rights of the insurer with respect to such Tax Proceeding under the R&W Insurance Policy, unless Emerson agrees that Emerson will be fully liable for any Losses resulting from such Tax Proceeding.

(d)   The provisions of Section 9.05 shall apply mutatis mutandis with respect to any amounts payable under this Section 6.06 (except as provided therein).

Section 6.07. [Reserved.]

Section 6.08. Tax Sharing Agreements. Emerson shall cause any and all existing Tax Sharing Agreements between any Emerald Entity and any Emerson or any Affiliate of Emerson to be terminated prior to or as of the Closing Date, and thereafter none of the Emerald Entities, Emerson or any Affiliate of Emerson shall have any further rights or obligations thereunder.

Section 6.09. Ruby and JV NewCo Covenants. Except as otherwise required by Applicable Law or as contemplated by this Agreement (including the Master Step Plan), without the prior written consent of Emerson (which shall not be unreasonably withheld, conditioned or delayed), JV NewCo shall not cause or permit any Emerald Entity (a) to take any action on the Closing Date other than in the ordinary course of business, (b) to engage in any voluntary disclosure or similar process with any Taxing Authority with respect to Taxes of the Emerald Entities attributable to any taxable period ending on or before the Closing Date, or (c) to make or change any Tax election or amend any Tax Return with effect in a Pre-Closing Tax Period, in case of each of (a) through (c), to the extent such action could reasonably be expected to give rise to any Tax liability of Emerson or any of its Affiliates or any Emerson Indemnified Tax or that could reasonably be expected to reduce any Tax Asset of Emerson or any of its Affiliates.

Section 6.10. Intended U.S. Tax Treatment. Except as otherwise required pursuant to a Final Determination, the Parties and each of their Affiliates agree to report, act and file all Tax Returns and determine all Taxes in accordance with, and not take any position for Tax purposes in a proceeding or otherwise that is inconsistent with, the Tax treatment of the items specified below:

(a)   Any statements of intended Tax treatment included on the Master Step Plan shall be as described therein with respect to the applicable steps; provided, however, that if there is any conflict between the intended Tax treatment expressed in the Master Step Plan and that expressed in this Agreement, the intended Tax treatment expressed in this Agreement shall control.

(b)   The Partnership Formation shall be treated as the formation of a partnership under Section 721 of the Code and at all times beginning with the date of the Partnership Formation through the end of the Closing Date, JV NewCo shall be treated as a partnership for U.S. federal income tax purposes (and any similar provision of state, local or non-U.S. law) and shall allocate to the Emerson Contributors, and the Emerson Contributors shall recognize, items of income, gain, loss, deduction or credit for such period in accordance with Subtitle A, Chapter 1, Subchapter K of the Code (and any similar provisions of state, local or non-U.S. law).

(c)   The distributions of the Debt-Financed Distribution Amount pursuant to Section 2.04 shall be treated as distributions made in connection with a “debt-financed transfer” under Section 1.707-5(b) of the Treasury Regulations.

(d)   The assumption of the Qualified Liabilities by JV NewCo pursuant to Section 2.05 shall be treated as assumptions of “qualified liabilities” within the meaning of Section 1.707-5(a)(6) of the Treasury Regulations.

(e)   Ruby’s acquisition of the Acquired JV NewCo Equity Interests shall be treated as an acquisition of a partnership interest in JV NewCo by Ruby in a transaction governed by Sections 741, 751 and 743 of the Code.

(f)   Unless otherwise mutually agreed by Emerson and Ruby, acting reasonably and in good faith (neither party’s agreement to be unreasonable withheld, conditioned or delayed), with respect to any controlled foreign corporation (within the meaning of Section 957 of the Code) of Emerson that is transferred to JV NewCo pursuant to the transactions contemplated by this Agreement, Emerson, Ruby and JV NewCo shall, and shall cause their Affiliates and equity owners to, make the election set forth in Treasury Regulations Section 1.245A-5 with respect to such controlled foreign corporations to the extent such election is available under Applicable Law, and shall cooperate in the making of such election, including by executing any forms necessary in order to make such election effective.

(g)   Any amount payable under this Agreement after the Closing under Section 2.10, Section 2.16 (including the Section 2.16(a) Amounts), or Section 5.16(c), Article 6 or Article 9, shall be treated for applicable Tax purposes in accordance with Schedule IV.

Section 6.11. Valuation/Tax Characterization of Intangibles.

(a)   Within sixty (60) days after the date hereof, Emerson shall cause JV NewCo, at Emerson’s cost and expense, to deliver to Ruby a valuation prepared by PriceWaterhouseCoopers (“PwC”) of each “section 197 intangible,” within the meaning of Treasury Regulations Section 1.197-2(b), that will be contributed by the Emerson Contributors to JV NewCo in connection with the transactions contemplated by this Agreement (each such intangible, a “Contributed Section 197 Intangible”), which valuation shall be addressed to JV NewCo and on which JV NewCo shall be entitled to rely (the “PwC Valuation”). Following the date hereof, Emerson shall keep Ruby reasonably updated regarding the status of such PwC Valuation and shall cooperate with any reasonable requests of Ruby for information regarding such PwC Valuation. During the period beginning on the date of delivery of the PwC Valuation to Ruby and ending forty-five (45) days thereafter, or such longer period as the parties may mutually agree (such period, the “Consultation Period”), Emerson shall, shall cause JV NewCo to, and use its reasonable best efforts to cause PwC to, provide all information and assistance relating the PwC Valuation as may be reasonably requested by Ruby and make reasonably available to Ruby the knowledgeable personnel of Emerson and PwC with respect to the PwC Valuation. During the Consultation Period, Emerson shall, shall cause JV NewCo to, and use its reasonable best efforts to cause PwC to, consider in good faith all reasonable comments relating to the PwC Valuation provided by Ruby. The parties shall consider in good faith any reasonable request by any other party to extend the Consultation Period. If, by the end of the Consultation Period, (x) Ruby delivers a written notice to Emerson that it does not agree to the use of the PwC Valuation by JV Newco (a “Notice of Disagreement”), then Emerson shall cause JV NewCo to retain, at the cost and expense of JV NewCo, an independent nationally-recognized accounting or valuation firm reasonably acceptable to Emerson and Ruby to prepare and provide to JV NewCo a valuation of the Contributed Section 197 Intangibles (such valuation, an “Independent Valuation”), which the independent accounting or valuation firm will endeavor to provide no later than fifteen (15) days prior to the Closing Date or as soon thereafter as possible, and (y) JV NewCo shall use and rely on the Independent Valuation in determining the “Gross Asset Value” (as defined in the JV NewCo LP Agreement) of each Contributed Section 197 Intangible, except to the extent otherwise required by a Final Determination. If, by the end of the Consultation Period, Ruby has not delivered a Notice of Disagreement to Emerson, then JV NewCo shall use and rely on the PwC Valuation in determining the “Gross Asset Value” (as defined in the JV NewCo LP Agreement) of each Contributed Section 197 Intangible, except to the extent otherwise required by a Final Determination.

(b)   Within 75 days after the date hereof, Emerson shall cause JV NewCo, at Emerson’s cost and expense, to deliver to Ruby an opinion, addressed to JV NewCo and on which JV NewCo shall be entitled to rely, from PwC with respect to each Contributed Section 197

Intangible as to which PwC determines that it is “more likely than not” that such Contributed Section 197 Intangible is not a “section 197(f)(9) intangible,” within the meaning of Treasury Regulations Section 1.197-2(h) (a “Section 197(f)(9) Intangible” and such opinion, the “PwC Opinion”), which opinion shall be based on reasonable and customary assumptions and representations and shall be reasonably acceptable to Ruby. From and after Closing, JV NewCo shall not treat any such Contributed Section 197 Intangible as a Section 197(f)(9) Intangible, except to the extent otherwise required by a Final Determination.

Section 6.12. Survival. Notwithstanding anything to the contrary in this Agreement, the covenants and agreements set forth in this Article 6 shall survive the Closing Date for sixty (60) days after the expiration of the applicable the statute of limitations of the relevant Tax (giving effect to any waiver, mitigation or extension thereof).

Article 7
Employee Matters

Section 7.01. Emerald Entity Business Employees, Deferred Entity Business Employees, Offer Business Employees, Deferred Offer Business Employees and Inactive Employees.

(a)   JV NewCo shall (or shall cause its Subsidiaries (including, immediately following the Closing, the Emerald Entities) to) (i) continue the employment at and after the Applicable Transfer Time of each Emerald Entity Business Employee and each Deferred Entity Business Employee and (ii) within a reasonable period of time (or such time as may be required by Applicable Law) prior to the Applicable Transfer Time, make (or, as applicable, cause a PEO to make) a Qualifying Offer to each Offer Business Employee and each Deferred Offer Business Employee which such offer of employment shall be contingent upon the occurrence of the Closing and shall be effective as of the Applicable Transfer Time. Unless a written acceptance of an offer of employment is required by Applicable Law, a Business Employee who continues employment or who has received an offer of employment pursuant to this Section 7.01(a) shall be deemed to have accepted such continuance or offer, unless such Business Employee expressly declines such continuance or offer prior to the Applicable Transfer Time. In the case of any Offer Business Employee or Deferred Offer Business Employee who is offered employment by a PEO, all references to the Emerald Entities or to JV NewCo in this Article 7 shall be deemed to refer to such PEO.

(b)   Notwithstanding the foregoing, subject to Applicable Law, any Inactive Employee shall not, as of the Closing, be a Transferred Employee. Section 7.01(b) of the Disclosure Schedule lists each such Inactive Employee’s (i) name (or employee identification number), (ii) title, (iii) reason for absence, if known and subject to any Privacy Requirement and other data protection and confidentiality considerations, and (iii) expected return date, if any, in each case to the extent such information is permitted to be disclosed under Applicable Law, and shall be updated by Emerson in writing as of the Closing Date. In the event that an Inactive Employee returns to work at any time during the one-year period following the Closing (or such other period as required by Applicable Law), JV NewCo shall (or shall cause one of its Subsidiaries (including, following the Closing, the Emerald Entities) or a PEO) to make a Qualifying Offer to such individual, and if he or she accepts such offer he or she shall be a Transferred Employee thereafter for purposes of this Agreement. Unless a written acceptance of an offer of employment is required by Applicable Law, an Inactive Employee who has received an offer of employment pursuant to this Section 7.01(b) shall be deemed to have accepted such offer, unless such Inactive Employee expressly declines such offer prior to the Applicable Transfer Time. In the event that an Inactive Employee returns to work at any time after the one-year period following the Closing Date, none of Ruby, JV NewCo nor any of its Subsidiaries (including, following the Closing, the Emerald Entities) will have any obligation to offer employment to such individual, subject to Applicable Law (including through a PEO).

Section 7.02. Automatic Transfer Business Employees. Each of Emerson and Ruby intend that the Automatic Transfer Regulations will apply to the employment of each Automatic Transfer Business Employee and each Deferred Automatic Transfer Business Employee and the transfer of each such Automatic Transfer Business Employee’s and Deferred Automatic Transfer Business Employee’s employment contract from Emerson and its applicable Subsidiaries to the Emerald Entities, effective as of the Applicable Transfer Time. Emerson, Ruby and JV NewCo shall cooperate to facilitate the automatic transfer of any such Automatic Transfer Business Employees and Deferred Automatic Transfer Business Employees and shall each comply in all material respects with their respective obligations in respect of information and consultation pursuant to the Automatic Transfer Regulations. If any Automatic Transfer Business Employee or Deferred Automatic Transfer Business Employee does not transfer automatically to the Emerald Entities pursuant to the Automatic Transfer Regulations, Emerson, Ruby and JV NewCo shall cooperate to timely identify any such Automatic Transfer Business Employee or Deferred Automatic Transfer Business Employee, and JV NewCo shall (or shall cause its relevant Subsidiary (including, following the Closing, the Emerald Entities) to) make a Qualifying Offer to such employee as soon as reasonably practicable following identification of any such individual and the Applicable Transfer Time, which such offer shall be deemed to take effect on the earlier of (i) the day following the Applicable Transfer Time or (ii) within five (5) days following such offer being made.

Section 7.03. Maintenance of Terms and Conditions. For the period commencing on the Closing Date and ending on the twelve (12)-month anniversary thereof (the “Continuation Period”), except to the extent as may be agreed between JV NewCo (or one of its Subsidiaries, including, following the Closing, an Emerald Entity) and the applicable Transferred Employee, JV NewCo shall, and shall cause its Subsidiaries (including the Emerald Entities) to, provide each Transferred Employee with (a) a base salary or wage rate that is at least equal to the base salary or wage rate provided to such Transferred Employee immediately prior to the Applicable Transfer Time, (b) target short-term cash incentive compensation opportunities (including annual bonus, commission opportunities and profit-sharing opportunities but excluding equity and equity-based incentive opportunities and any one-time, retention, transaction, change-in-control or similar payments) that are, in each case, at least equal to each of the target short-term cash incentive compensation opportunities (including annual bonus, commission opportunities and profit-sharing opportunities but excluding equity and equity-based incentive opportunities and any one-time, retention, transaction, change-in-control or similar payments) provided to such Transferred Employee immediately prior to the Applicable Transfer Time and (c) employee benefits, fringe benefits and perquisites that are substantially comparable in the aggregate to the employee benefits, fringe benefits and perquisites (including the value of any defined benefit pension benefits, but understanding the form of benefit may vary, but excluding any equity and equity-based incentive compensation opportunities, any deferred compensation benefits and any retiree health or welfare benefits) provided to Transferred Employees immediately prior to the Applicable Transfer Time (provided that, for purposes of this subsection (c), the value of defined benefit pension benefits shall be determined by JV NewCo in good faith consultation with Emerson and determined by reference to (1) the projected value as of the assumed future retirement date, using reasonable assumptions and taking into account future wage growth, of the defined benefit pension benefits provided to Transferred Employees by Emerson and its Subsidiaries (as if the transactions contemplated by this Agreement had not occurred), less (2) the projected value as of the same future retirement date, using the same reasonable assumptions, of the defined benefit pension benefits provided to Transferred Employees that were retained by Emerson and the Retained Subsidiaries (reflecting the transactions contemplated by this Agreement). Notwithstanding anything in this Article 7 to the contrary, the terms and conditions provided to Transferred Employees following the Applicable Transfer Time shall be subject to the requirements of Applicable Law and all applicable collective bargaining and works council agreements.

Section 7.04. U.S. Defined Contribution Plans. Emerson shall use commercially reasonable efforts to cause the Emerald Entities to have in place, as of the Closing, a Clone Benefit Plan which is a tax-qualified defined contribution plan with a cash or deferred arrangement under Section 401(k) of the Code (the “Emerald 401(k) Plan”) and that will (A) cover Transferred Employees as of the Applicable Transfer Time and (B) accept the transfer of account balances (including outstanding participant loans) from the Emerson 401(k) Plan as described below. As soon as practicable following the Applicable Transfer Time, but no later than one-hundred and twenty (120) days following the Applicable Transfer Time, Emerson shall cause the trustee of each Emerson 401(k) Plan to transfer, and JV NewCo shall cause the Emerald 401(k) Plan to receive, in the form of cash (or promissory notes representing outstanding loans of the Transferred Employees) the full account balances of the Transferred Employees under the Emerson 401(k) Plan, reduced by any necessary benefit or withdrawal payments to or in respect of Transferred Employees occurring during the period from the Applicable Transfer Time to the date of transfer described herein, to the appropriate trustee under the trust agreement forming a part of the Emerald 401(k) Plan; provided, however, such transferred amounts shall only be transferred in accordance with Section 414(l) of the Code and all other Applicable Law. Emerson shall take all actions as may be necessary or appropriate to ensure that each Transferred Employee who is a participant in the Emerson 401(k) Plan shall vest in full in respect of any unvested benefits. The Emerald 401(k) Plan shall, effective as of the date of transfer described herein, assume all of the account balances accumulated by Transferred Employees under the Emerson 401(k) Plan (exclusive of any portion of such account balances which are paid or otherwise withdrawn prior to the date of transfer described herein) upon the transfer described herein. Effective as of and following the Applicable Transfer Time, each Transferred Employee who is primarily employed in the U.S. shall be eligible to participate in the Emerald 401(k) Plan in accordance with the terms of such plan.

Section 7.05. U.S. Defined Benefit Plans.

(a)   With respect to the Emerson Retirement Plan, a defined benefit plan intended to qualify under Section 401(a) of the Code (the “Emerson DB Plan”), Emerson shall take all actions as may be necessary or appropriate to ensure that each Transferred Employee who is a participant in the Emerson DB Plan shall vest in full in respect of any unvested benefits, and cease to participate as an active employee, in the Emerson DB Plan as of the Applicable Transfer Time. Emerson shall retain all assets and liabilities thereunder, including responsibility for all benefits accrued to each such Transferred Employee in respect of periods prior to the Applicable Transfer Time under the terms of the Emerson DB Plan.

(b)   Emerson shall cause each Transferred Employee who participates in the Emerson Retiree Plan as of the Applicable Transfer Time (each, a “Retiree Plan Participant”) to remain entitled to elect and receive benefits after the Closing in accordance with the terms of the Emerson Retiree Plan (provided that any such Retiree Plan Participant shall only be entitled to make such election to receive benefits under the Emerson Retiree Plan during the six (6)-month period following the Closing) and if such Retiree Plan Participant provides reasonable evidence to the satisfaction of Emerson (as determined in good faith) that such Retiree Plan Participant is not eligible at the time of such election to receive group health plan coverage from Ruby, JV NewCo or any of their Affiliates (other than with respect to eligibility for continued coverage pursuant to COBRA) or any applicable subsequent employer. For the avoidance of doubt, following the expiration of the six (6)-month period following the Closing, (i) no Retiree Plan Participant shall be entitled to initially elect to receive benefits under the Emerson Retiree Plan and (ii) any Retiree Plan Participant who has previously made a valid and timely election to receive benefits under the Emerson Retiree Plan prior to the expiration of the six (6)-month period following the Closing and in accordance with this Section 7.05(b) shall remain eligible to receive such benefits in accordance with, and subject to the terms of, the Emerson Retiree Plan (as amended in accordance with this Section 7.05(b)).

Section 7.06. International Retirement Plans. With respect to each International Plan (other than any Emerald Entity Benefit Plan or Assumed Benefit Plan) which provides retirement benefits (each, a “Emerson International Retirement Plan”), effective as of the Applicable Transfer Time, each Transferred Employee who is an active participant in a Emerson International Retirement Plan immediately prior to the Applicable Transfer Time shall cease to be an active participant under such plan and shall be vested in his or her accrued benefits earned under such plan through the Applicable Transfer Time to the extent required by Applicable Law. Ruby, JV NewCo and Emerson shall cooperate and use commercially reasonable efforts to cause the Emerald Entities to have in place, as of the Applicable Transfer Time or as soon as practicable thereafter, Clone Benefit Plans that provide retirement benefits required to be provided under Applicable Law (including, for the avoidance of doubt, pursuant to the Automatic Transfer Regulations) (collectively, the “Emerald International Retirement Plan”).

Section 7.07. Service Credit. Subject, and in addition, to the requirements imposed by Applicable Law, JV NewCo shall, and shall cause its Subsidiaries (including the Emerald Entities) to provide each Transferred Employee credit for years of prior service, and recognize such employee’s continuity of service, with Emerson or any of its Affiliates or their respective predecessors for all purposes (including under each employee benefit plan sponsored or maintained by the Emerald Entities or JV NewCo or any of its Affiliates), including for vesting, for eligibility to participate, for benefit accrual, for end of service benefit purposes and for the purposes of any entitlement during employment or entitlement or severance due on termination of employment, but excluding for benefit accrual under any defined benefit pension plan, to any benefit plan that is frozen or for any purposes under retiree health or welfare plans; provided, however, that such credit shall not result in a duplication of benefits. For the avoidance of doubt, JV NewCo shall (or shall cause the Emerald Entities to) credit each Transferred Employee with all paid time off accrued and unused by such Transferred Employee through the Applicable Transfer Time; provided that, (a) to the extent required by Applicable Law, all paid time off accrued and unused by such Transferred Employee through the Applicable Transfer Time shall be paid by the Emerald Entities to the Transferred Employee or (b) reimbursed by the Emerald Entities if Applicable Law requires Emerson (or its relevant Affiliate) to pay such paid time off accrued and unused by such Transferred Employee through the Applicable Transfer Time.

Section 7.08. Welfare Plans. As of the Applicable Transfer Time, each Transferred Employee shall cease participation in the health and welfare benefit plans (other than, for the avoidance of doubt, the Emerald Entity Benefit Plans and the Assumed Benefit Plans) of Emerson and its Affiliates (each, a “Emerson Welfare Plan”) and shall commence participation in the health and welfare benefit plans maintained, administered or contributed to by the Emerald Entities and that provide health and welfare benefits. Emerson and its Affiliates shall be responsible for providing benefits in respect of claims incurred under an Emerson Welfare Plan for Transferred Employees and their eligible beneficiaries and dependents prior to the Applicable Transfer Time. Benefits in respect of all welfare plan claims incurred by Transferred Employees at or after the Applicable Transfer Time shall be provided by JV NewCo and the Emerald Entities. For purposes of this Section 7.08, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment and business travel accident insurance benefits, upon the death or accident giving rise to such benefits, (ii) health or medical, dental, vision care and/or prescription drug benefits, upon provision of the applicable services, materials or supplies and (iii) with respect to short- and long-term disability benefits, upon the date of an individual’s disability, as determined by the disability benefit insurance carrier or claim administrator, giving rise to such claim or expense. For the avoidance of doubt, Emerson’s and

JV NewCo’s (and the Emerald Entities’) respective obligations under this Section 7.08 shall be subject to the Transition Services Agreement, where applicable.

Section 7.09. Pre-Existing Conditions and Co-Payments. JV NewCo shall (or shall cause the Emerald Entities) to use commercially reasonable efforts to:

(a)   waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees and their eligible dependents under any health and welfare plans in which such Transferred Employees and their eligible dependents are eligible to participate after the Applicable Transfer Time to the extent that such limitations were waived or satisfied under the applicable Emerson Welfare Plan; and

(b)   provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Applicable Transfer Time in satisfying any applicable deductible or out-of-pocket requirements under any health and welfare plans in which such Transferred Employee and such Transferred Employee’s eligible dependents is eligible to participate after the Closing.

Section 7.10. Severance.

(a)   Except to the extent (i) constituting Excluded Termination Indemnity Liabilities, (ii) to the extent constituting and includable in Stand Up Costs to be borne by Emerson pursuant to Section 5.24(b) or (iii) otherwise set forth in this Section 7.10(a)(1) or (2), the Emerald Entities shall be solely responsible for, and shall reimburse Emerson or its relevant Affiliate in respect of, any severance or other termination-related payments, benefits or concessions (including any termination indemnities, gratuities or similar benefits, including those arising under Applicable Law, contract, benefit plan or arrangement, Emerson Collective Agreement or otherwise) paid or provided by Emerson or its Affiliates, including any such benefits required under Applicable Law or Emerson Collective Agreement, to any (A) Business Service Provider or Former Business Service Provider which were triggered or paid (x) on the transfer of such individual from Emerson or its relevant Affiliate to an Emerald Entity or a PEO or (y) in connection with (or to otherwise facilitate) the transactions contemplated by the Transaction Documents (including related to the Pre-Closing Restructuring or any other pre-Closing restructuring process) or (B) Business Employee who, as applicable, (x) does not receive a Qualifying Offer from JV NewCo or one of the Emerald Entities or (y) objects to the automatic transfer of their employment pursuant to the Automatic Transfer Regulations to a position with JV NewCo or any of its Subsidiaries (including any Emerald Entity) with terms and conditions of employment inconsistent with this Agreement. Emerson or its Affiliates (other than the Emerald Entities) shall be solely responsible for, and shall reimburse JV NewCo or its Affiliates (including the Emerald Entities) in respect of, any severance or other termination-related payments, benefits or concessions (including any termination indemnities, gratuities or similar benefits, including those arising under Applicable Law, contract, benefit plan or arrangement,

Emerson Collective Agreement or otherwise) paid or provided by JV NewCo or its Affiliates, including any such benefits required under Applicable Law or Emerson Collective Agreement, to any Business Employee who, as applicable (1) receives, but rejects, a Qualifying Offer from JV NewCo or one of the Emerald Entities or (2) objects to the automatic transfer of their employment pursuant to the Automatic Transfer Regulations to a position with JV NewCo or its Affiliates with terms and conditions of employment consistent with this Agreement. Ruby, JV NewCo and Emerson shall cooperate in good faith and use commercially reasonable efforts to ensure that no severance is triggered or otherwise becomes due to any Emerald Entity Business Employee, Offer Business Employee, Automatic Transfer Business Employee or Deferred Automatic Transfer Business Employee as a result of the transfers of employment contemplated under Section 7.01 above.

(b)   With respect to any Transferred Employee whose employment is terminated by JV NewCo or one of its Subsidiaries other than for cause during the Continuation Period, JV NewCo shall, or shall cause one the Emerald Entities to, provide, such Transferred Employee with severance and other termination-related payments and benefits in an amount at least equal to the aggregate amount of the severance and other termination-related payments and benefits that he or she would have received under (i) the severance plan or other similar contractual or discretionary practice or policy of Emerson or its Affiliates as set forth on Section 7.10(b) of the Disclosure Schedule and/or (ii) statutory or regulatory scheme, in either case, applicable to such Transferred Employee (taking into account any post-Applicable Transfer Time service with JV NewCo or any of the Emerald Entities), assuming for purposes of this Section 7.10(b) that such Transferred Employee had satisfied any requirements for the receipt of severance under such plan, practice or policy or statutory or regulatory scheme, as applicable; provided that, to the extent permitted by Applicable Law, JV NewCo’s obligation to provide such Transferred Employee with such severance or other termination-related payments or benefits shall be subject to such Transferred Employee’s execution, delivery and non-revocation of a general release in customary form in favor of Emerson, Ruby, JV NewCo and their respective Affiliates.

Section 7.11. Workers’ Compensation. Ruby shall be responsible for providing benefits in respect of all claims for benefits in respect of workers’ compensation and any comparable liabilities that are based upon Transferred Employees’ injuries or illnesses that arise at or after the Applicable Transfer Time. Emerson shall be responsible for providing benefits in respect of all claims for benefits (other than claims under Emerald Entity Benefit Plans and Assumed Benefit Plans) in respect of workers’ compensation and any comparable liabilities that are based upon Transferred Employees’ injuries or illnesses that arise prior to the Applicable Transfer Time. For the avoidance of doubt, Emerson’s and Ruby’s respective obligations under this Section 7.11 shall be subject to the Transition Services Agreement, where applicable.

Section 7.12. Labor Agreements. With respect to each Emerson Collective Agreement to which a Foreign Purchased Subsidiary is a party as of immediately prior to the Applicable Transfer Time, Ruby shall, and shall cause such Emerald Entity to, materially comply with the terms of such agreement at all times following the Applicable Transfer Time, subject to any changes to such agreement as may be agreed upon between Emerson, Ruby or such Emerald Entity and the union, works council or other labor organization that is party thereto.

Section 7.13. Assumption of Assumed Benefit Plans. Effective as of the Closing, JV NewCo shall, or shall cause an Emerald Entity to, assume each Assumed Benefit Plan and all Liabilities and responsibilities of Emerson or the applicable Retained Subsidiary thereunder, whether arising before, on or following the Closing. For the avoidance of doubt, and without limiting the foregoing, with respect to any Business Employees whose Applicable Transfer Time occurs following the Closing (including, for the avoidance of doubt, any Deferred Business Employees and any Deferred Business TSA Employees), JV NewCo (or the applicable Emerald Entity) shall assume (i) all assets related to any applicable Assumed Benefit Plan in respect of such Business Employees to the extent constituting Purchased Assets and (ii) all Liabilities under any applicable Assumed Benefit Plan in respect of any such Business Employees that arise at any time following the Closing.

Section 7.14. Cash Incentives. Effective as of the Applicable Transfer Time, JV NewCo shall, or shall cause an Emerald Entity to, assume all obligations of Emerson and its Affiliates to each Transferred Employee pursuant to any Business Benefit Plan that is a short-term cash incentive or bonus plan or program (including any annual cash bonus program or sales- or commission-based program) covering such Transferred Employee as of immediately prior to the Applicable Transfer Time (collectively, the “Cash Incentives”). Each Transferred Employee participating in any Cash Incentive with respect to any performance period continuing as of the Applicable Transfer Time shall remain eligible to receive his or her cash bonus with respect to such performance period in accordance with the terms of the applicable Cash Incentive; provided, that, (a) prior to the Applicable Transfer Time, Emerson and Ruby may mutually agree to adjust or otherwise determine achievement of applicable performance conditions and (b)  JV NewCo shall, or shall cause an Emerald Entity to, pay the Transferred Employees the Cash Incentives for the applicable performance period continuing as of the Applicable Transfer Time in accordance with the terms of such Cash Incentive as of immediately prior to the Applicable Transfer Time (including terms relating to the timing of payment), (i) which such Cash Incentives shall not be prorated and (ii) which such amounts shall constitute Assumed Liabilities. Notwithstanding the foregoing, with respect to any Cash Incentive payable to a Business Employee under this Section 7.14 who is party to a Completion Bonus Letter or Equity Treatment Letter (as described on Section 3.16 of the Disclosure Schedule and each, an “Equity Treatment Letter”), (x) JV NewCo shall assume the obligation under each Completion Bonus Letter or Equity Treatment Letter, as applicable, to pay the pro rata bonus payment set forth in the Completion Bonus Letter or Equity Treatment Letter, as applicable (each, a “Pro Rata Cash Incentive”) to the applicable Business Employee and (y) any Cash Incentive payable to the applicable Business Employee under this Section 7.14 who is party to a Completion Bonus Letter or Equity Treatment Letter, as applicable, shall be reduced (but not below zero) by the Pro Rata Cash Incentive.

Section 7.15. Employee Communications. Emerson, Ruby and JV NewCo shall cooperate in communications with Business Employees with respect to employee benefit plans maintained by Emerson or JV NewCo or their respective Affiliates and with respect to other matters arising in connection with the transactions contemplated by the Transaction Documents (including the termination of the Transition Services Agreement).

Section 7.16. No Third Party Beneficiaries. Without limiting the generality of the last sentence of Section 11.09, nothing in this Article 7, express or implied, (a) is intended to or shall confer upon any Person other than the parties hereto, including any Business Service Provider, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, (b) shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit plan, program, agreement or arrangement or (c) shall create any obligation on the part of Emerson, Ruby, Debt Merger Sub, JV NewCo, the Sponsors or any of their respective Affiliates to employ any Business Employee or any other Person for any period following the Closing.

Section 7.17. Cooperation. Each of Ruby, JV NewCo and Emerson recognize it to be in the best interests of the parties hereto and their respective employees that the transactions in this Article 7 be effected in an orderly manner and agree to devote their respective commercially reasonable efforts and to cooperate fully in complying with the provisions of this Article 7. Without limiting the generality of the foregoing, each party agrees to execute, deliver and file all documents and to take all such actions as are deemed necessary or desirable in order to carry out and perform the purpose of this Article 7 and to facilitate the transactions referred to in this Article 7.

Section 7.18. Clone or Mirror Benefit Plans. Prior to the Closing, Emerson shall use commercially reasonable efforts to establish a “mirror” or “clone” Benefit Plan that corresponds to (and, to the extent achievable using commercially reasonable efforts, provides substantially comparable benefits to) each plan set forth on Section 3.16(a) of the Disclosure Schedule which is identified as a Clone Benefit Plan. Prior to the Closing, Emerson shall, in consultation with Ruby, determine whether any Emerald Entity shall establish or assume any other “mirror” or “clone” Benefit Plans that correspond to (and, to the extent determined by Emerson and achievable using commercially reasonable efforts, provide substantially comparable benefits to) any other applicable Business Benefit Plan (other than an Emerald Entity Benefit Plan or any Assumed Benefit Plan) in which any Business Employees participate prior to the Closing or as may otherwise be required by Applicable Law. Any Clone Benefit Plan established or assumed by any Emerald Entity in accordance with Section 7.04, Section 7.06 or this Section 7.18 shall constitute an Emerald Entity Benefit Plan.

Section 7.19. Restrictive Covenant Agreements. To the extent any Transferred Employee is party to any non-competition agreement (each, a “Restrictive Covenant Agreement”) with Emerson or any of its Affiliates, Emerson hereby agrees that neither Emerson nor any of its Affiliates will enforce any non-compete provision under such Restrictive Covenant

Agreement against such Transferred Employee with respect to his or her employment with JV NewCo or any of its Affiliates with respect to the Business following the Applicable Transfer Time. Emerson shall, upon reasonable written notice from JV NewCo, cooperate in good faith with JV NewCo and use its commercially reasonable efforts to facilitate the enforcement of the non-compete restrictions set forth in any Completion Bonus Letter or Equity Treatment Letter, as applicable, for the benefit of the Business in the event that JV NewCo discovers, following the Closing, that a Business Employee or Former Business Employee has breached such non-compete provision with respect to the Business; provided that JV NewCo shall be solely responsible for, and shall reimburse Emerson or its relevant Affiliate in respect of, any costs or Liabilities (including, for the avoidance of doubt, any attorney’s fees, court costs and similar fees and expenses) incurred in connection with such enforcement and any related Action in respect thereof.

Section 7.20. Equity Based Awards. With respect to equity based awards granted pursuant to the Emerson Equity Plans to any Transferred Employee who is not a party to a Completion Bonus Letter as of the date hereof and held by such Transferred Employee as of immediately prior to the Closing (the “Equity Based Awards”), Emerson hereby agrees that all such Equity Based Awards shall be treated in a manner consistent with the treatment set forth in the Completion Bonus Letters.

Article 8
Conditions to Closing

Section 8.01. Conditions to Obligations of Ruby and Emerson. The obligations of the Ruby Parties and Emerson to consummate the Closing are subject to the satisfaction or, where legally permitted, waiver by each party, of each of the following conditions:

(a)   any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated;

(b)   all required filings shall have been made and required approvals obtained pursuant to applicable Competition Laws in the jurisdictions listed in Section 8.01(b)(i) of the Disclosure Schedule and to applicable Foreign (Direct) Investment Laws in the jurisdictions listed in Section 8.01(b)(ii) of the Disclosure Schedule; and

(c)   no Governmental Authority of competent jurisdiction shall have issued, promulgated, made, rendered or entered into any Applicable Law (other than Competition Laws and Foreign (Direct) Investment Laws) or Order that prohibits, enjoins or restrains the consummation of the Closing or the other transactions contemplated by this Agreement and that is in effect.

Section 8.02. Conditions to Obligation of Ruby. The obligation of the Ruby Parties to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Ruby, waiver of, each of the following further conditions:

(a)   Emerson shall have performed in all material respects its obligations hereunder required to be performed by it on or prior to the Closing;

(b)   (i) the Emerson Fundamental Representations (other than the third sentence of Section 3.05(b)) shall be true and correct (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) in all material respects as of the date hereof and as of the Closing as though made on and as of such time, except that those Emerson Fundamental Representations that address matters only as of a particular date shall be true and correct in all material respects as of such particular date, (ii) the representations and warranties in the third sentence of Section 3.05(b) shall be true and correct (other than de minimis inaccuracies) as of the date hereof and as of the Closing as though made on and as of such time, (iii) the representations and warranties in Section 3.07(b) shall be true and correct in all respects as of the date hereof and as of the Closing as though made on and as of such time, (iv) the representations and warranties in Section 3.19 (disregarding any qualification in the text of the relevant representation or warranty as to materiality) shall be true and correct in all respects as of the date hereof and as of the Closing as though made on and as of such time, except where the failure of such representations and warranties in the aggregate to be so true and correct is not, and would not reasonably be expected to be, material to the Business, taken as a whole, and (v) all other representations and warranties of Emerson contained in this Agreement shall be true and correct (disregarding any qualification in the text of the relevant representation or warranty as to materiality or Material Adverse Effect) as of the date hereof and as of the Closing as though made on and as of such time (except for those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a Material Adverse Effect;

(c)   The Pre-Closing Restructuring and the Closing Trigger Date Restructuring shall have been completed; and

(d)   The amount of Estimated U.S. Cash shall not be less than the Minimum U.S. Cash Amount; and

(e)   Ruby shall have received a certificate signed by an executive officer of Emerson certifying the satisfaction of the conditions set forth in Section 8.02(a), Section 8.02(b), Section 8.02(c) and Section 8.02(d).

Section 8.03. Conditions to Obligation of Emerson. The obligation of Emerson to consummate the Closing is also subject to the satisfaction or, in the sole discretion of Emerson, waiver of each of the following conditions:

(a)   Ruby shall have performed in all material respects its obligations hereunder required to be performed by it at or prior to the Closing;

(b)   (i) the Ruby Fundamental Representations (disregarding any qualification in the text of the relevant representation or warranty as to materiality) shall be true and correct in all material respects as of the date hereof and as of the Closing as though made on and as of such time, except that those Ruby Fundamental Representations that address matters only as of a particular date shall be true and correct in all material respects as of such particular date and (ii) all other representations and warranties of Ruby contained in this Agreement shall be true and correct (disregarding any qualification in the text of the relevant representation or warranty as to materiality) as of the date hereof and as of the Closing as though made on and as of such time (except that those representations and warranties which address matters only as of a particular date shall be true and correct as of such particular date), except where the failure of such representations and warranties in the aggregate to be so true and correct has not had, and would not reasonably be expected to result in, a material adverse effect on Ruby’s ability to consummate the transactions contemplated by this Agreement; and

(c)   Emerson shall have received a certificate signed by an executive officer of Ruby certifying the satisfaction of the conditions set forth in Section 8.03(a) and Section 8.03(b).

Article 9
Survival; Indemnification

Section 9.01. Survival of Representations, Warranties and Agreements. Except in the case of Actual Fraud, the representations and warranties of the parties hereto contained in this Agreement shall not survive the Closing and there shall be no liability in respect thereof, whether such liability has accrued prior to, at or after the Closing, on the part of any party, its Affiliates, and their respective directors, officers, employees, stockholders, partners, members, advisors or other Representatives, except the representations and warranties contained in Section 3.18 shall survive for the period specified in Article 6. The covenants and agreements of the parties hereto contained in this Agreement, or in any certificate or other writing delivered pursuant hereto or in connection herewith, that are to be performed prior to the Closing shall survive the Closing for a period of one year following the Closing Date and all other covenants or agreements shall survive the Closing until the expiration of the term of the undertaking set forth in such agreements and covenants, except (A) the covenants set forth in Article 6 shall survive for the period specified therein; and (B) the covenants set forth in Article 11 shall survive indefinitely or until the latest date permitted by Applicable Law. After the Closing, no party shall have any liability or obligation of any nature with respect to any representation, warranty or covenant after the expiration of the survival period thereof unless a notice of a breach thereof giving rise to a right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time, in which case such representation, warranty or covenant shall survive until such claim is finally resolved.

Section 9.02. Indemnification.

(a)   Effective at and after the Closing, Emerson indemnifies, without duplication, the Emerson Indemnified Parties against and agrees to hold each of them harmless from any and all damages, losses, Liabilities, penalties, fines, payments and expenses (including reasonable attorney’s, accountants’ and other professionals’ fees and expenses) (collectively, “Damages”) actually suffered by any Emerson Indemnified Party to the extent arising out of or relating to, without duplication:

(i)   any breach by Emerson of, or failure by Emerson to perform, any of its covenants or obligations contained this Agreement that are required to be performed at or prior to the Closing;

(ii)   any breach by Emerson of, or failure by Emerson to perform, any of its covenants or obligations contained this Agreement that are required to be performed in whole or in part from and after the Closing;

(iii)   any Excluded Liability;

(iv)   any earn-out, holdback or purchase price adjustment obligation of the Emerald Entities or included in the Assumed Liabilities, in each case, as of immediately prior to the Closing, including any Actions related thereto (the “Earn Out Liabilities”); and

(v)   the Liabilities set forth in Section 9.02(a)(v) of the Disclosure Schedule (the “Specified Liabilities”) in accordance with the terms thereof;

provided that indemnification by Emerson of the Emerson Indemnified Parties with respect to Taxes shall be governed solely by Article 6, and clauses (i)-(v) of this Section 9.02(a) shall not include any obligations with respect to Taxes (or Damages related thereto).

(b)   Effective at and after the Closing, JV NewCo indemnifies, without duplication, Emerson and its Affiliates and its and its Affiliates’ respective Representatives (collectively, the “JV NewCo Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages actually suffered by any JV NewCo Indemnified Party to the extent arising out of or relating to, without duplication:

(i)   any breach by Ruby or JV NewCo of, or failure by Ruby or JV NewCo to perform, any of its covenants or obligations contained this Agreement that are required to be performed at or prior to the Closing;

(ii)   any breach by Ruby or JV NewCo of, or failure by Ruby or JV NewCo to perform, any of its covenants or obligations contained this Agreement that are required to be performed in whole or in part from and after the Closing;

(iii)   any Assumed Liability and any Liability of an Emerald Entity, except those for which Emerson has expressly agreed to indemnify the Emerson Indemnified Parties pursuant to Section 9.02(a); and

(iv)   the ownership or operation of the Business or any Emerald Entity after the Closing (except to the extent an Excluded Liability);

provided that indemnification by JV NewCo of the JV Newco Indemnified Parties with respect to Taxes shall be governed solely by Article 6, and clauses (i)-(iv) of this Section 9.02(b) shall not include any obligations with respect to Taxes (or Damages related thereto)

Section 9.03. Third Party Claim Procedures. (a) Each Person seeking indemnification under this Article 9 (either the Emerson Indemnified Party or the JV NewCo Indemnified Party, the “Indemnified Party”) shall give prompt written notice to the Person from whom indemnification is sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any Action by any third party (“Third Party Claim”); provided, that the failure of the Indemnified Party to give notice as provided in this Section 9.03(a) shall not relieve any Indemnifying Party of its obligations under Section 9.02, except to the extent that such failure adversely prejudices the rights of any such Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, as promptly as reasonably practicable following the Indemnified Party’s receipt thereof, copies of all written notices and documents (including any court papers) received by the Indemnified Party relating to the Third Party Claim and the Indemnified Party shall provide the Indemnifying Party with such other information with respect to any such Third Party Claim reasonably requested by the Indemnifying Party. Except as set forth in this Section 9.03(a), the Indemnifying Party shall have the right, upon written notice to the Indemnified Party within 30 days of receipt of notice from the Indemnified Party of the commencement of such Third Party Claim, to assume the defense of such Third Party Claim at the sole expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably acceptable to the Indemnified Party; provided, however, that notwithstanding anything in this Section 9.03, but subject to the limitations included herein, the parties acknowledge and agree that Emerson shall control the defense of any Third Party Claim related to any Earn Out Liabilities. Notwithstanding the foregoing in this Section 9.03(a), the Indemnifying Party shall not have the right to assume control of such defense if the Third Party

Claim of which the Indemnifying Party seeks to assume control (i) seeks non-monetary relief in any material respect, (ii) involves criminal or quasi-criminal allegations, (iii) seeks the imposition of a consent order, injunction or decree that would materially restrict the future activity or conduct of the Indemnified Party, (iv) involves an actual or potential conflict of interest, in the reasonable judgment of outside legal counsel of Indemnified Party, that would make it inappropriate for the same counsel to represent the Indemnifying Party and the Indemnified Party or (v) is in respect of Specified Liabilities (each of the foregoing, an “Exception Claim”). In the event that the Indemnifying Party fails to elect to assume control of the defense of any Third Party Claim in the manner set forth in this Section 9.03(a) or such Third Party Claim is or at any time becomes, an Exception Claim, the Indemnified Parties may, at the Indemnifying Party’s cost and expense, defend against the Third Party Claim; provided that, the (i) Indemnifying Party shall nonetheless have the right to participate in the defense of such Third Party Claim giving rise to the Indemnified Party’s claim for indemnification at the Indemnifying Party’s sole cost and expense (subject to the limitations set forth under this Article 9), and (ii) the Indemnified Party shall reasonably consult with the Indemnifying Party regarding the strategy for defense of such claim. If the Indemnifying Party shall assume the defense of any Third Party Claim pursuant to this Article 9, then the Indemnified Party may participate, at his or its own expense, in the defense of such Third Party Claim; provided that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (i) requested by the Indemnifying Party to participate or (ii) in the reasonable opinion of counsel to the Indemnifying Party, a material conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus one local counsel in each relevant jurisdiction) for all Indemnified Parties in connection with any Third Party Claim.

(b)   Notwithstanding anything in this Section 9.03 to the contrary, neither the Indemnifying Party nor the Indemnified Party shall, without the written consent of the other party, settle or compromise any Third Party Claim or permit a default or consent to entry of any judgment. Notwithstanding the foregoing, consent of the Indemnified Party shall not be required for any such settlement if (i) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, (ii) such settlement does not permit any Order or other equitable relief to be entered, directly or indirectly, against the Indemnified Party and (iii) such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such Third Party Claim and does not include any statement as to or any admission of fault, culpability or failure to act by or on behalf of any Indemnified Party. If the Indemnifying Party makes any payment on any Third Party Claim, then the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such Third Party Claim.

(c)   After any decision, judgment or award shall have been rendered by a Governmental Authority of competent jurisdiction, or a settlement shall have been consummated (in accordance with this Article 9), or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter.

(d)   Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(e)   Notwithstanding anything to the contrary in this Section 9.03, this Section 9.03 shall not apply to indemnification for any Taxes. The procedures for such indemnification shall be governed solely by Section 6.06.

(f)   Notwithstanding anything to the contrary in this Section 9.03, this Section 9.03 shall not apply to indemnification for Specified Liabilities. The procedures for such indemnification shall be governed solely by the procedures set forth on Section 9.02(a)(v) of the Disclosure Schedule.

Section 9.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 9.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing, and as promptly as practicable, of such claim to the Indemnifying Party, which notice shall in no event be delivered to the Indemnifying Party later than 60 days after the Indemnified Party first learns of the facts on which such claim is based (such 60-day period, the “Notice Period”). Such notice shall set forth in reasonable detail such claim and the basis for indemnification and the amount of such Damages incurred or that such Indemnified Party reasonably estimates in good faith is likely to be incurred in connection with such claim (taking into account the information then available to the Indemnified Party). The failure to notify the Indemnifying Party as promptly as practicable within the Notice Period shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent that such failure shall have actually prejudiced the Indemnifying Party, and in any event, the Indemnifying Party shall have no indemnification obligation in respect of any claim for which notice is delivered following expiration of the applicable Notice Period for such claim. Notwithstanding anything to the contrary in this Section 9.04, this Section 9.04 shall not apply to indemnification for any Taxes, with respect to which the procedures for indemnification shall be governed solely by Section 6.06.

Section 9.05. Calculation of Damages; Limitations of Liabilities; Set Off. (a) The amount of any Damages payable under Section 6.06 or Section 9.02 by the Indemnifying Party shall be net of any (i) amounts recovered by the Indemnified Party or its Affiliates under applicable insurance policies or from any other Person alleged to be responsible therefor, and (ii) net Tax benefit actually realized by the Indemnified Party or its Affiliates arising from the incurrence or payment of any such Damages in the taxable year of incurrence or payment of such

Damages in any taxable year through the taxable year subsequent to the taxable year in which payment of such Damages occurs in each case of this clause (ii) in the good faith determination of the Indemnified Party. If the Indemnified Party (A) receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, then such Indemnified Party shall promptly reimburse the Indemnifying Party for any payment made by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount or (B) realizes any net Tax benefit described in clause (ii) above subsequent to an indemnification payment by the Indemnifying Party that was not previously taken into account in the indemnification payment, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such net Tax benefit (as computed pursuant to this Section 9.05), net of any out-of-pocket expenses incurred by such Indemnified Party in collecting such amount.

(b)   The Indemnifying Party shall not be liable under Section 6.06 or Section 9.02 for any (i) Damages relating to any matter to the extent that such matter has been (or will be) taken into account in the adjustment of the Common Equity Consideration under Section 2.16, or (ii) consequential, indirect, incidental, special, exemplary, punitive or other similar Damages or (iii) Damages for lost profits or diminution in value, in each case of clause (ii) and clause (iii), except to the extent that such Damages (x) are awarded by a judgment or Order against or part of a settlement involving an Indemnified Party pursuant to a Third Party Claim (including any Asbestos Claims) or (y) are the probable and reasonably foreseeable consequence of the relevant breach or action.

(c)   Each Indemnified Party shall use commercially reasonable efforts to mitigate in accordance with Applicable Law any Damages for which such Indemnified Party seeks indemnification under this Agreement upon becoming aware of any event or circumstance that gives rise to indemnification obligations pursuant to Section 6.06 or Section 9.02.

(d)   Each Indemnified Party and its Affiliates shall use commercially reasonable efforts to collect any amounts available under insurance coverage (other than the R&W Insurance Policy), or from any other Person alleged to be responsible, for any Damages payable under Section 9.02; provided that (i) any such collection costs shall constitute Damages and (ii) no Indemnified Party shall be required to commence any Action in any court of competent jurisdiction against an insurance provider, unless the Indemnifying Party agrees to pay all collection costs associated with such Action.

(e)   [Reserved].

(f)   The parties acknowledge and agree that in the event any payment is required to be made by a party pursuant to this Article 9 or Article 6 in respect of any Damages or Taxes:

(i)   JV NewCo shall pay any obligations owed to the JV NewCo Indemnified Parties or the JV NewCo Tax Indemnified Parties in an amount equal to (x) such Damages to the extent subject to indemnification hereunder, divided by (y) Ruby’s outstanding common equity ownership percentage in JV NewCo;

(ii)   Emerson shall pay any obligations owed to the Emerald Entities (as Emerson Indemnified Parties or Emerson Tax Indemnified Parties) to JV NewCo in an amount equal to 100% of the Damages to the extent subject to indemnification hereunder; and

(iii)   Emerson shall pay any obligations owed to any Emerson Indemnified Party (other than the Emerald Entities) or Emerson Tax Indemnified Party (other than the Emerald Entities) to such Emerson Indemnified Party in an amount equal to 100% of the amount of such Damages to the extent subject to indemnification hereunder, it being understood that such Damages shall not include any Damages suffered indirectly as an equityholder of the Emerald Entities that would otherwise be payable pursuant to Section 9.05(f)(ii).

(g)   Notwithstanding anything herein to the contrary, in lieu of making payment of all or a portion of any amount required to be paid directly by Emerson in satisfaction of its indemnification obligations under Section 9.02(a)(v) or under Section 6.06(a) with respect to the matters set forth on Section 9.05(g) of the Disclosure Schedule (such amount, the “Offset Amount”) and to the extent that there shall remain any amount outstanding on the Seller Notes, Emerson shall have the right to elect by written notice to JV NewCo and Ruby that the amount outstanding on the Seller Notes shall be reduced by an amount equal to the Offset Amount; provided, however, that in no event shall the Offset Amount exceed $15,000,000 in respect of Emerson’s obligations under Section 6.06(a) with respect to the matters set forth on Section 9.05(g) of the Disclosure Schedule and $75,000,000 in respect of Emerson’s obligations under Section 9.02(a)(v).

Section 9.06. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 9.02 and the Indemnified Party or its Affiliates could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign, or cause its Affiliates to assign, such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment (without duplication of any amounts reimbursed by the Indemnified Party to the Indemnifying Party pursuant to Section 9.05).

Section 9.07. No Right to Set-Off. Ruby, on its own behalf and on behalf of its Affiliates (including after Closing, the Emerald Entities), hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Ruby and its Affiliates have or may have with respect to the payments of the Preferred Equity Consideration, the Common Equity Consideration or the Section 2.16(a) Amounts or any other payments to be made by Ruby or its Affiliates pursuant to this Agreement or any other Transaction Document. Emerson, on its own behalf and on behalf of its Affiliates, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that Emerson and its Affiliates have or may have with respect to any payments to be made by Emerson or its Affiliates pursuant to this Agreement or any other Transaction Document.

Section 9.08. Environmental Matters. Notwithstanding Section 9.02(b), JV NewCo shall have no obligation to indemnify the JV NewCo Indemnified Parties against, or hold them harmless from, any Damages to the extent arising out of or relating to (i) any contamination or other environmental condition identified through any sampling or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media conducted by or on behalf of any JV NewCo Indemnified Party on or after the date hereof, or (ii) any solicitation of, or any report to, any Governmental Authority by or on behalf of any JV NewCo Indemnified Party on or after the date hereof, in either case of (i) or (ii) which is not (x) required by Environmental Laws, (y) reasonably necessary to respond to an imminent and substantial threat to human health or the environment, or a Third Party Claim, arising on or after the date hereof, or (z) reasonably necessary for the protection of human health and safety in connection with required site repair or maintenance performed by or on behalf of any JV NewCo Indemnified Party in the ordinary course of business at the relevant Real Property.

Section 9.09. Exclusivity. (a) Effective from and after the Closing, except as specifically set forth in this Agreement (including Section 2.16, Section 6.06 and this Article 9), in the case of Actual Fraud or with respect to matters for which the remedy of specific performance, injunctive relief or other nonmonetary equitable remedies are available with respect to covenants and agreements that by their terms are to be performed in whole or in part at or after the Closing, (i) each of Ruby and JV NewCo waives and releases, on behalf of itself and all Emerson Indemnified Parties, any rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that Ruby or any Emerson Indemnified Party may now or hereafter have against Emerson and its Retained Subsidiaries, whether at law or in equity, relating to this Agreement or the transactions contemplated hereby and (ii) Emerson waives and releases, on behalf of itself and all JV NewCo Indemnified Parties, any rights and claims (whether absolute or contingent, liquidated or unliquidated, known or unknown, determined, determinable or otherwise) that Emerson or any JV NewCo Indemnified Party may now or hereafter have against Ruby or the Emerald Entities, whether at law or in equity, relating to this Agreement or the transactions contemplated hereby. Nothing herein shall be construed to limit any remedy set forth in any other Transaction Document.

(b)   For purposes of this Agreement, “Actual Fraud” means the making by a party hereto, to another party hereto, of an express representation or warranty contained in this Agreement by the first such party if, at the time such representation or warranty was made by such party, (i) such representation or warranty was inaccurate, (ii) such party had actual knowledge (meaning without imputed or constructive knowledge, and without any duty of inquiry or investigation) that such representation or warranty was inaccurate, (iii) in making such representation or warranty the Person(s) with knowledge of the inaccuracy thereof had the intent to deceive such other party and to induce such other party to enter into this Agreement, and (iv) such other party acted in reasonable reliance on such representation or warranty and suffered damages as a result of such reliance. For the avoidance of doubt, “Actual Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

Article 10
Termination

Section 10.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a)   by mutual written agreement of Emerson and Ruby;

(b)   by either Emerson or Ruby if the Closing shall not have been consummated on or before October 31, 2023 (the “End Date”); provided, that the right to terminate this Agreement pursuant to this Section 10.01(b) shall not be available to any party whose breach of any provision of this Agreement has primarily caused or primarily resulted in the failure of the Closing to be consummated by such time;

(c)   by either Emerson or Ruby, if there shall be any Order of a Governmental Authority of competent jurisdiction (which shall be final and nonappealable) that (A) makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or (B) permanently enjoins Ruby or Emerson from consummating the transactions contemplated hereby, provided that the right to terminate this Agreement pursuant to this Section 10.01(c) shall not (x) apply in respect of any Deferred Closing Actions or (y) be available to any party whose breach of any provision of this Agreement has primarily caused or primarily resulted in such Order;

(d)   by Ruby if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Emerson set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.02(a) or 8.02(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date or if capable of being cured, shall not have been cured by the earlier of (i) the 30th day following receipt by Emerson of written notice of such breach or failure from Ruby stating Ruby’s intention to terminate this Agreement pursuant to this Section 10.01(d) and the basis for such termination and (ii) the End Date; provided, that Ruby is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 8.01 or 8.03 not to be satisfied;

(e)   by Emerson if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Ruby set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 8.03(a) or 8.03(b) not to be satisfied, and such conditions are incapable of being satisfied by the End Date, or if capable of being cured, shall not have been cured by the earlier of (i) the 30th day following receipt by Ruby of written notice of such breach or failure from Emerson stating Emerson’s intention to terminate this Agreement pursuant to this Section 10.01(e) and the basis for such termination and (ii) the End Date; provided, that Emerson is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 8.01 or 8.02 not to be satisfied; or

(f)   by Emerson if (i) all of the conditions set forth in Section 8.01 and Section 8.02 have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing and that would be satisfied if there were a Closing and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Ruby of this Agreement), (ii) Emerson has given written notice to Ruby that it is ready, willing and able to take the actions within its control to consummate the Closing and (iii) Ruby has failed to consummate the Closing within three Business Days of the later of (A) the date on which the Closing should have occurred pursuant to Section 2.02 and (B) the date such written notice is delivered to Ruby pursuant to clause (ii) above.

Other than in the case of a termination pursuant to Section 10.01(a), the party desiring to terminate this Agreement pursuant to any clause of this Section 10.01 shall give written notice of such termination to each other party stating such party’s intention to terminate this Agreement and the basis for such termination.

Section 10.02. Effect of Termination. Except as otherwise set forth in Section 10.03, if this Agreement is terminated as permitted by Section 10.01, such termination shall be without liability of any party to the other parties to this Agreement; provided that the Confidentiality Agreement, the provisions of this Section 10.02 and the provisions of Sections 5.02, 5.06, 5.13(e), 10.02, and 10.03 and Article 11 shall survive any such termination; and provided, further, that, subject to and except as expressly provided in Section 10.03, the termination of this Agreement shall not relieve any party hereto from any liability for Actual Fraud or any Willful Breach.

Section 10.03. Termination Fee and Related Matters. (a) If this Agreement is terminated by Emerson pursuant to Section 10.01(e) or Section 10.01(f) (or by Ruby or Emerson pursuant to Section 10.01(b), at a time when Emerson had the right to terminate the Agreement pursuant to Section 10.01(e) or Section 10.01(f) (in each case, without giving effect to any notice requirement or cure period or right set forth therein)), then Ruby shall pay to Emerson an amount in cash equal to $550,000,000 by wire transfer in immediately available funds (the “Termination Fee”) within three Business Days of such termination (or, in the case of any such termination by Ruby pursuant to Section 10.01(b), at a time when Emerson had the right to terminate the Agreement pursuant to Section 10.01(e) or Section 10.01(f) (in each case, without giving effect to any notice requirement or cure period or right set forth therein), prior to or concurrently with and as a condition precedent to such termination), it being understood that in no event shall Ruby be required to pay the Termination Fee more than once. Each of the parties hereto agrees, on behalf of itself and its respective Affiliates, successors and assigns, that (x) the liabilities and damages that may be incurred or suffered by Emerson in circumstances in which the Termination Fee is payable are uncertain and difficult to ascertain, (y) the Termination Fee represents a reasonable estimate of probable liabilities and damages incurred or suffered by Emerson in these circumstances, and (z) such amount is not excessive or unreasonably large, given the parties’ intent and dealings with each other, and shall not be argued by any party to be or be construed as a penalty.

(b)   In the event that (i) this Agreement is terminated pursuant to Section 10.01 and (ii) the Termination Fee is payable under Section 10.03(a), Emerson’s receipt of the Termination Fee in full shall be the sole and exclusive remedy of Emerson and any of its former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, direct or indirect general or limited partners, stockholders, equityholders, members, Affiliates, successors, beneficiaries, heirs and assignees and any of the foregoing’s former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, direct or indirect general or limited partners, stockholders, equityholders, members, Affiliates, successors, beneficiaries, heirs and assignees (collectively, the “Emerson Related Parties”) against Ruby, the Sponsors, the Debt Financing Sources and any of their former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, direct or indirect general or limited partners, stockholders, equityholders, members, Affiliates, successors, beneficiaries, heirs and assignees and any of the foregoing’s respective former, current and future directors, managers, officers, employees, counsel, financial advisors, auditors, agents, other authorized representatives, direct or indirect general or limited partners, stockholders, equityholders, members, Affiliates, successors, beneficiaries, heirs and assignees (collectively, the “Ruby Related Parties”) for any damages suffered as a result of the failure of the Closing to be consummated or for a breach or failure to perform hereunder (including in the event of Willful Breach), and, upon receipt by Emerson of the Termination Fee in full, neither Ruby nor any Ruby Related Party shall have any further liability or obligation relating to, arising out of or in connection with this Agreement, the Financing, the Financing Commitment Letters, the Guarantee or any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (including in the event of Willful Breach) or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity, in contract, in tort or otherwise, and, upon receipt by Emerson of the Termination Fee in full, neither Emerson nor any Emerson Related Party nor any other person shall be entitled to, or shall, bring or maintain any Action against any Ruby Related Party relating to, arising out of or in connection with this Agreement, the Financing, the Financing Commitment Letters or the Guarantee, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination (including in the event of Willful Breach) or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at Law or equity in contract, in tort or otherwise; provided that (i) the foregoing shall not limit the ability of Emerson to recover reimbursement for costs and expenses or interest pursuant to Section 5.13(e) or Section 10.03(c) up to $5,000,000, in the aggregate, and any such reimbursement, indemnification or interest shall not reduce the amount of the Termination Fee; and (ii) nothing in this Section 10.02 shall restrict Emerson’s entitlement to seek and obtain specific performance hereunder as and to the extent permitted by Section 11.10. In no event shall Emerson be permitted or entitled to receive both (A) a grant of specific performance resulting in the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and (B) monetary damages of any kind (including the Termination Fee). In no event shall Ruby and its Affiliates be subject to monetary damages in excess of the Termination Fee.

(c)   Ruby acknowledges that the agreements contained in this Section 10.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Emerson would not enter into this Agreement. Accordingly, if Ruby fails promptly to pay any amount due pursuant to this Section 10.03, it shall also pay any costs and expenses incurred by Emerson up to $5,000,000 in connection with enforcing this Agreement (including by legal action).

Article 11
Miscellaneous

Section 11.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission) and shall be given,

if to Ruby, Debt Merger Sub or, after the Closing, JV NewCo, to:

BCP Emerald Aggregator L.P.

c/o Blackstone Inc.

345 Park Avenue

New York, NY 10154

Attention:

Seth Meisel

Nick Kuhar

E-mail:

Seth.Meisel@Blackstone.com

Nick.Kuhar@Blackstone.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:

Elizabeth A. Cooper

William J. Allen

E-mail:

ecooper@stblaw.com

william.allen@stblaw.com

if to Emerson or, prior to the Closing, JV NewCo, to:

Emerson Electric Co.

8000 West Florissant Avenue

P.O. Box 4100

St. Louis, MO 63136

Attention:

Vincent M. Servello

Vanessa R. McKenzie

E-mail:

Vincent.Servello@emerson.com

Vanessa.mckenzie@emerson.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attention:

Marc O. Williams

E-mail:

marc.williams@davispolk.com

or such other address or email address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received (a) when personally delivered, (b) on the date transmitted by electronic mail if sent prior to 5:00 p.m. New York City Time, and otherwise on the next Business Day, in each case, to the extent that no “bounce back,” “out of office” or similar message indicating non-delivery is received with respect thereto on the date of delivery, (c) the next Business Day on which the same has been delivered prepaid to a reputable national or international overnight courier service or (d) the third (3rd) Business Day following the day on which the same is sent by certified or registered mail, postage prepaid.

Section 11.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided in Section 9.09, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(c)   Notwithstanding the foregoing, none of this Section 11.02 or Sections 10.03(b), 11.05, 11.06, 11.07, 11.08(b) or 11.10 (and any definition or provision of this Agreement to the extent a modification, amendment, waiver or termination of such definition or provision would modify the substance of this Section 11.02 or Sections 10.03(b), 11.05, 11.06, 11.07, 11.08(b) or 11.10) (collectively, the “DFS Provisions”) may be amended or waived in any manner that is materially adverse to the Debt Financing Sources without the consent of the affected Debt Financing Sources.

Section 11.03. Expenses. Except as otherwise provided herein, including Section 5.24(b), (i) all costs and expenses incurred by Ruby or its Affiliates (including all costs, fees or expenses payable in connection with the Equity Financing and/or the arrangement thereof) shall be borne by Ruby, and (ii) all costs and expenses incurred by Emerson or its Affiliates (in the case of the Emerald Entities, only to the extent incurred prior to Closing) shall be borne by Emerson.

Section 11.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, that no party may assign, delegate or otherwise transfer (whether by operation of law or otherwise) any of its rights or obligations under this Agreement without the consent of each other party hereto. Any attempted assignment or transfer in violation of this Section 11.04 shall be null and void.

Section 11.05. No Third Party Beneficiaries. Except as expressly contemplated by this Agreement, no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns, it being understood that from and after the Closing, the Indemnified Parties shall be third-party beneficiaries of Article 9, and each shall have the right to enforce their respective rights thereunder. Notwithstanding the foregoing, each Debt Financing Party shall be an express third-party beneficiary with respect to the DFS Provisions and may enforce the DFS Provisions to the extent relating to the rights or obligation of such Debt Financing Party.

Section 11.06. Governing Law. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, without regard to the conflicts of law rules of such state; provided that any legal action, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Parties, arising out of or relating to, this Agreement or the Debt Financing shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), (except to the extent relating to the interpretation of any provisions in this

Agreement (including any provision in the Debt Commitment Letter or in any definitive documentation related to the Debt Financing that expressly specifies that the interpretation of such provisions shall be governed by and construed in accordance with the law of the State of Delaware)).

Section 11.07. Waiver of Jury Trial. EACH PARTY HERETO IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR IN ANY WAY CONNECTED WITH THIS AGREEMENT, THE TRANSACTION DOCUMENTS, THE FINANCING COMMITMENTS, THE GUARANTEE OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THE ADMINISTRATION THEREOF OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING THE FINANCING), INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING PARTY. NO PARTY HERETO SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT, THE TRANSACTION DOCUMENTS, THE FINANCING COMMITMENTS, THE GUARANTEE OR ANY RELATED INSTRUMENTS. NO PARTY HERETO WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT OR INSTRUMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.07. NEITHER PARTY HAS IN ANY WAY AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.07 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.08. Jurisdiction. (a) The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware), so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party hereto agrees that service of process on such party as provided in Section 11.01 shall be deemed effective service of process on such party.

(b)   Notwithstanding anything to the contrary herein, each of the parties hereto hereby (i) agrees, on behalf of itself and its affiliates, that no Debt Financing Party shall have any liability or obligation to Emerson, the Emerald Entities or any of their affiliates arising out of or relating to the Debt Financing, this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise), (ii) agrees, on behalf of itself and its affiliates, that it shall not institute and shall cause its representatives and affiliates not to bring, make or institute any action, claim or proceeding (whether based in contract, tort, fraud, strict liability, other Laws or otherwise, at Law or in equity) against any Debt Financing Party in connection with the Debt Financing, this Agreement or the transactions contemplated hereby and (iii) waives any rights or claims against any Debt Financing Party in connection with the Debt Financing, this Agreement or the transactions contemplated hereby (whether in contract, tort, equity or otherwise).

(c)   Notwithstanding anything herein to the contrary, each of the parties hereto and (i) agrees that, subject to Section 11.08(b), it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, sitting in the Borough of Manhattan or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (and appellate courts thereof), (ii) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (iii) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 11.01 shall be effective service of process against it for any such action brought in any such court, (iv) waives and hereby irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (d) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 11.09. Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Signatures to this Agreement transmitted by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signatures. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by each other party hereto. Until and unless each party has received a counterpart hereof signed by each other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10. Specific Performance. (a) Subject to Section 11.10(b), the parties hereto agree that irreparable damage would occur if any provision of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated hereby) were not performed in accordance with the terms hereof and that, subject to Section 11.10(b), the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of New York or, to the extent that no such federal court has jurisdiction over such proceeding, in any New York state court, in addition to any other remedy to which they are entitled at law or in equity. In furtherance of the foregoing, the parties hereby waive, to the fullest extent permitted by Applicable Law, (i) any and all defenses to any action for specific performance hereunder, including any defense based on the claim that a remedy at law would be adequate and (ii) any requirement to post a bond or other security as a prerequisite to obtaining equitable relief.

(b)   Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that:

(i)   Emerson shall only be entitled to specific performance to fully enforce the terms of the Equity Commitment Letter against any of the Sponsors and to cause the Equity Financing to be funded and to cause Ruby to effect the Closing in accordance with Section 2.02 if (A) all of the conditions set forth in Sections 8.01 and 8.02 have been satisfied or waived by Ruby (other than those conditions that by their terms or nature are to be satisfied at the Closing and that would be satisfied if there were a Closing), (B) the Debt Financing has been or will be funded at the Closing assuming the Equity Financing is funded, (C) Emerson has confirmed in writing that if specific performance is granted and the Financing is funded, then it is ready, willing and able to take the actions within its control to consummate the Closing, (D) the Equity Financing to be provided under each other Equity Commitment Letter executed by each other Sponsor has been or will be funded at the Closing and (E) Ruby fails to consummate the Closing within three Business Days of the later of (1) the date on which the Closing should have occurred pursuant to Section 2.02 and (2) the date such written notice is delivered to Ruby pursuant to clause (C) above; and

(ii)   Emerson shall be entitled to specific performance to cause Ruby to comply with Section 5.13.

(c)   Ruby acknowledges and agrees that Emerson may pursue both a grant of specific performance under this Section 11.10 and the payment of the Termination Fee; provided that in no event shall Emerson be permitted or entitled to receive both (i) a grant of specific performance resulting in the consummation of the transactions contemplated by this Agreement in accordance with the terms hereof and (ii) monetary damages of any kind (including the Termination Fee). In no event shall Ruby and its Affiliates be subject to monetary damages in excess of the Termination Fee.

Section 11.11. Entire Agreement. The Transaction Documents, the Guarantee, the Equity Commitment Letter and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter hereof and thereof.

Section 11.12. Bulk Sales Laws. Ruby and Emerson each hereby waive compliance by Emerson with the provisions of the “bulk sales”, “bulk transfer” or similar laws of any jurisdiction in connection with any assignment of assets or properties pursuant to the Pre-Closing Restructuring and any sale of the Foreign Purchased Assets.

Section 11.13. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible. Notwithstanding the foregoing, the Parties intend that the provisions of Section 10.03(b), Section 10.03(c), Section 11.02(c), Section 11.16 and the DFS Provisions, including the limitations set forth therein, be construed as integral provisions of this Agreement and that such provisions and limitations shall not be severable in any manner that increases a party’s Liability or obligations under this Agreement or the Equity Financing or Debt Financing.

Section 11.14. Disclosure Schedule. The parties acknowledge and agree that (i) matters reflected on the Disclosure Schedule are not necessarily limited to matters required to be reflected therein, (ii) the inclusion of any items or information in the Disclosure Schedule that are not required by this Agreement to be so included is solely for the convenience of Ruby, (iii) the disclosure by Emerson of any matter in the Disclosure Schedule shall not be deemed to constitute an acknowledgement by Emerson that the matter is required to be disclosed by the terms of this Agreement or that the matter is material, (iv) if any section of the Disclosure Schedule lists an item or information in such a way as to make its relevance to the disclosure required by or provided in another section of the Disclosure Schedule or the statements contained in any Section of this Agreement reasonably apparent on the face of the disclosure, the matter shall be deemed to have been disclosed in or with respect to such other section, notwithstanding the omission of an appropriate cross-reference to such other section or the omission of a reference in the particular representation and warranty to such section of the Disclosure Schedule, (v) headings have been inserted in the Disclosure Schedule for convenience of reference only, (vi) the Disclosure Schedule is qualified in its entirety by reference to specific provisions of this Agreement and (vii) the Disclosure Schedule and the information and statements contained therein are not intended to constitute, and shall not be construed as constituting, representations or warranties of Emerson except as and to the extent provided in this Agreement. Without limiting the generality of the foregoing, all references in the Disclosure Schedule to the enforceability of agreements with third parties, the existence or non-existence of third-party rights, the absence or existence of breaches or defaults by Emerson, any of its Subsidiaries or third parties, or similar matters or statements, are intended only to allocate rights and risks among the parties to this Agreement and are not intended to be admissions against interests, give rise to any inference or proof of accuracy or be admissible against any party by or in favor of any Person who is not a party to this Agreement.

Section 11.15. Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein shall mean United States (U.S.) dollars and all payments hereunder shall be made in U.S. dollars. The parties agree that to the extent this Agreement provides for any valuation, measurement or test as of a given date based on an amount specified in U.S. dollars and the subjects of such valuation, measurement or test are comprised of items or matters that are, in whole or in part, denominated other than in U.S. dollars, such non-U.S. dollar amounts shall be converted into U.S. dollars using an exchange rate that will be the 5:00 P.M. Eastern mid-point spot rate as of the second Business Day prior to such date quoted by Bloomberg (BFIX) for U.S. dollars to amounts of such non-U.S. currency. For the avoidance of doubt, this Section 11.15 shall not impact the calculations of the Common Equity Consideration or Debt-Financed Distribution Amount or any amounts set forth on the Financial Statements.

Section 11.16. No Recourse. Any claim or cause of action based upon, arising out of, or related to this Agreement, the other Transaction Documents, the Guarantee or the Financing Commitment Letters may only be brought against the entities that are expressly named as parties hereto or thereto and then only with respect to the specific obligations of such party and subject to the terms, conditions and limitations set forth herein or therein. Except to the extent a named party to this Agreement (and then only to the extent of the specific representations, warranties, or other obligations undertaken by such named party in this Agreement and not otherwise) and except as provided in the Transaction Documents (and then only to the extent with respect to the parties thereto and only to the extent provided therein), the Guarantee (and then only to the extent with respect to the Sponsors and to the extent provided therein) or the Equity Commitment Letter (and then only to the extent with respect to the Sponsors (in their capacity as equity investors under the Equity Commitment Letter) and only to the extent provided therein), no Ruby Related Party or Emerson Related Party shall have any liability (whether in contract, tort, in law or in equity or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities under this Agreement (whether for indemnification or otherwise) or for any claim based on, arising out of, or related to (a) this Agreement, the other Transaction Documents, the Guarantee or the Financing Commitment Letters and any other documents, certificates, instruments or other papers that are reasonably required for the consummation of the transactions contemplated herein or therein (the “Additional Transaction Documents”), or any of the transactions contemplated hereunder or thereunder (including the Financing); (b) the negotiation, execution or performance of this Agreement, the other Transaction Documents, the Guarantee the Financing Commitment Letters and any of the Additional Transaction Documents (including any representation or warranty made in connection with, or as an inducement to, this Agreement, the other Transaction Documents, the Guarantee the Financing Commitment Letters and any of the Additional Transaction Documents); (c) any breach or violation of this Agreement, the other Transaction Documents, the Guarantee the Financing Commitment Letters and any of the Additional Transaction Documents; and (d) any failure of any of the transactions contemplated hereunder or thereunder (including the Financing) to be consummated.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

EMERSON ELECTRIC CO.

By:	/s/ Vincent M. Servello
	Name:	Vincent M. Servello
	Title:	Vice President, Strategy and Corporate Development

EMERALD JV HOLDINGS L.P. By: Emerald JV Holdings G.P. LLC, its general partner By: Emerson Electric Co., its sole member

By:	/s/ Vincent M. Servello
	Name:	Vincent M. Servello
	Title:	Vice President, Strategy and Corporate Development

EMERALD DEBT MERGER SUB L.L.C.
By:	/s/ Seth Meisel
	Name:	Seth Meisel
	Title:	Co-President

BCP EMERALD AGGREGATOR L.P. By: BCP 8 Holdings Manager L.L.C., its general partner

By:	/s/ Seth Meisel
	Name:	Seth Meisel
	Title:	Senior Managing Director

[Signature Page to Transaction Agreement]